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82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME Qantas Airways

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THOMSON FINANCIAL

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FILE NO. 82- 04130

FISCAL YEAR 6-30-06

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DAT : 5/2/07

attention to detail

annual report 2006



QANTAS





our big picture is all about the detail

Over the past 85 years, Qantas has grown from a small outback flying operation to one of the world's most successful airlines. The Qantas story is one of technical innovation, commercial achievement and community contribution. This success, and our reputation for safety and world-class service, are due in no small part to the passion and dedication of generations of Qantas people for whom no detail is too small.





report from the chairman and chief executive officer

Qantas was named one of the world's top airlines in the prestigious Skytrax World Airline Awards, the world's largest airline passenger survey. We have held the number two ranking in 2005 and 2006 while some strong competitors experienced a fall in their survey ratings – an impressive achievement that demonstrates Qantas is well established amongst the world's top quality airlines.

To our fellow shareholders

Running an airline business presents enduring challenges.

At the time of Qantas' Jubilee in 1970, Qantas was dealing with 42 unions, costs were rising – including huge oil price increases – competition was fierce, there were security concerns following a wave of hijackings, and difficult decisions had to be made about new aircraft purchases.

The Chairman at that time, Sir Roland Wilson, talked about the need to restructure to face these new realities.

The past few years have seen a revival of all these problems and there is no reason to believe the period ahead will be any easier. Rising fuel prices, security concerns, increasing competition and industrial relations issues will present challenges that must be addressed within a context of accelerating change.

Over the past 12 months, against a backdrop of escalating fuel prices and increasing competition, the company has made remarkable progress, growing its two key flying brands and moving further towards establishing a suite of efficient, world-class associated businesses.

In 2003, we introduced Segmentation to increase transparency of the performance of individual businesses within the Group and provide greater clarity around their cost structures.

One of our major goals in 2006/07 will be to progress the Segmentation process, transitioning our businesses from cost centres to profit centres to establish a platform upon which they will compete internally for capital, based on their performance and returns.

The changes we have already made and those ahead involve difficult decisions – decisions that affect our people. Our aim, always, is to manage any change process with sensitivity and with the maximum level of support for affected employees.

That our people have taken on the enormous challenges of the past year while maintaining their reputation for service excellence and the highest safety standards is a credit to their professionalism and a mark of their strong commitment to the Qantas Group.

Our Results

Qantas announced a profit before tax of $671.2 million for the year ended 30 June 2006, a 26.6 percent decrease on the prior year.

This result was achieved in an environment of record high fuel prices, with jet fuel prices increasing costs by almost $1.1 billion before hedging benefits.

"We managed the transition to full A-IFRS accounting this year – a major challenge at a time when business transformation continued to be a key focus. We succeeded in meeting our Sustainable Future targets at the same time as implementing the new financial reporting standards." *Peter Gregg, Chief Financial Officer and Executive General Manager Strategy*

Our Results continued

Highlights included:

- Net profit after tax of $479.5 million
- Revenue of $13.6 billion
- Final dividend of 11 cents per share fully franked, taking total fully franked dividends for the year to 22 cents
- Earnings per share of 24.9 cents

Despite the difficult operating conditions, the company's fundamentals were strong, with good revenues and operating cash flows, improved gearing, world-class customer service, the right aircraft for the future and a new airline in Jetstar that has delivered strong revenue growth and industry benchmark cost containment.

The main contributors to the result were:

- an improvement in yield of 5.8 percent and a 0.7 percentage point improvement in seat factor;
- capacity growth of 3.6 percent, predominantly within the domestic leisure market as Jetstar took delivery of its 24th A320 aircraft;
- strong cashflow from operations despite the decline in profit which, after capital investments and other financing costs, saw the airline's cash position improve by $998 million to just over $2.9 billion;
- a further $501 million of savings under the Sustainable Future Program. This meant the business achieved its initial three-year target of $1.5 billion in savings by 2005/06;
- a unit cost reduction, excluding fuel and restructuring costs, of 2.2 percent; and
- superior and award-winning product and customer service.

"Our achievement in reducing costs over the last three years has been underpinned by Segmentation, which has given much greater transparency to costs and performance in each part of the business."
Geoff Dixon, Chief Executive Officer

The Cost of Fuel

The cost of fuel remains our greatest challenge.

Fuel costs for Qantas in 2005/06 totalled $2.8 billion – a 45.1 percent increase on the prior year. While nobody can predict how high fuel prices will go or how long they will stay at these levels, there seems to be no prospect of fuel prices returning to 2004/05 levels in the foreseeable future. We are forecasting a total fuel bill of $3.9 billion for 2006/07.

In June 2003, it cost approximately $75,000 to fill a B747-400. Today it costs $180,000.

Fuel hedging and surcharges recover only some of our additional costs, so fuel conservation is high on our list of priorities.

We established a Fuel Conservation Group in October 2005, with a three-year target of $100 million in savings. Initiatives to reduce fuel usage in the air and on the ground include:

- revised schedules;
- revised aircraft cruise speeds;
- an aircraft weight reduction program; and
- greater use of alternative ground-based energy sources.



A New Fleet

One of the best ways we have of conserving fuel is through new technology aircraft, like the Airbus A380 and Boeing 787 Dreamliner.

In December 2005, the Qantas Group announced that it would acquire up to 115 B787s, comprising 45 firm orders, 20 options and purchase rights for an additional 50 aircraft.

In June 2006, Airbus advised that deliveries of the A380 would be delayed. Qantas had expected to take delivery of its first A380 in April 2007, but this is now scheduled for late 2007.

The A380 remains the best aircraft choice for flying between hubs and on dense point-to-point routes.

We have also confirmed orders for four A330-200 aircraft – two for Jetstar and two for Qantas.

Investment and Growth

Investment in our product and in training our people to deliver the highest quality service has always been, and remains, an important commitment at Qantas.

We will roll out our latest customer developments – including new international product and flagship Qantas Club lounges in Sydney and Melbourne – during 2007. Our enhanced customer service experience will be fully implemented when Qantas' A380 flights commence.

Jetstar presents a major growth opportunity, and one that we intend to use aggressively in markets where its costs and model are better suited to the customer base.

The first 12 of our B787s are earmarked for Jetstar's new international services, which will commence using A330-200 aircraft in November 2006. Jetstar is already showing signs that it will replicate its domestic success in the international arena.

We also intend bringing the Jetstar Asia operation closer to the Jetstar Group, and are looking for additional joint ventures to complement Jetstar's existing Singapore-based operation.

Opportunities for Associated Businesses

Growing our freight operations is a core strategy for Qantas, aimed at diversifying and strengthening our revenue base.

We are moving to consolidate and then separate our existing freight interests, including international and domestic freight line haul operations, air freight terminals around Australia, logistics centres, our 50 percent interests in Star Track Express and Australian air Express, and our new domestic freighter operation, Express Freighters Australia.

The coordination of these interests will better serve our customers and provide further opportunities for growth.

The general freight market in Australia is currently undergoing significant consolidation and we remain interested in pursuing opportunities as they arise.

Qantas took a major step forward in establishing a world-class maintenance repair and overhaul operation in Australia in March 2006, when we announced our commitment to keeping our wide body heavy maintenance work onshore.

We are close to finalising a review of our narrow body heavy maintenance, which will also remain in Australia.

We have had to set some tough efficiency targets to ensure we can compete in this area, where overseas providers are able to achieve a cost advantage of 15 to 20 percent over Qantas.

We expect the Qantas Engineering business to grow in the years ahead at the same time as it preserves skilled jobs in Australia.

In June 2006, Qantas announced a substantial restructure of its catering business, which is now underway and will deliver a significant improvement in profitability within two years.


LIFT
06 PASSENGERS CARRIED (000) 34,075
05 32,658
04 30,076
03 28,746
02 27,128
06* SALES AND OTHER INCOME ($M) 13,646.7
05* 12,563.9
04† 11,353.7
03† 11,374.9
02† 10,968.8
*As reported under A-IFRS †As reported under previous Australian GAAP




06* PROFIT FOR THE YEAR ATTRIBUTABLE TO MEMBERS ($M) 479.5
05* 688.5
04† 648.4
03† 343.5
02† 428.0
*As reported under A-IFRS †As reported under previous Australian GAAP


06 DIVIDENDS (CENTS PER SHARE) 22.0
05 20.0
04 17.0
03 17.0
02 17.0

Opportunities for Associated Businesses continued

We will continue to look for opportunities to develop successful, progressive, stand-alone businesses that can contribute to the Group's profitability.

Qantas is also in the process of finalising a review of its information technology development, maintenance and support services, including the shortlisting of two potential outsource providers in India. The providers involved in the tender processes have a capability and depth of expertise that we can no longer source in Australia.

A Sustainable Future

Our Sustainable Future Program continues to focus on reducing the unit cost structure of the Qantas Group so that while we continue to provide a high quality product, we can reduce the cost of producing that product to world-leading levels of efficiency.

The initial Sustainable Future Program target doubled from $1.5 billion to $3 billion in August 2005, principally to address the impact of rising fuel costs. We achieved our first target of $1.5 billion in June 2006 and are on track to achieve the revised target by the end of 2007/08.

Progress over the past year has come from a range of areas including:

- distribution changes – for example, almost half of all domestic bookings are now made online, international online sales have increased dramatically, and online Frequent Flyer redemption bookings have grown to more than 70 percent;
- improved recovery of customer service costs;
- international fare simplification;
- process efficiencies in engineering; and
- ground handling productivity initiatives.

Australian Aviation Policy

Governments worldwide continue to play a major role in shaping the structure and direction of the aviation industry through a complex mix of policy and regulation systems that is not readily understood outside the industry.

Many of our competitors are also owned or supported by their governments.

In February 2006, the Australian Government completed its review of international aviation policy, reaffirming that liberalisation of international air service arrangements would continue to be assessed on a case-by-case basis to ensure the national interest is best served.

The Government has acknowledged that retaining, and encouraging the growth of, Australia-based airlines is of key economic and strategic interest to Australia.

While Qantas supports further liberalisation, as we have said in the past, we believe it must be timed and sequenced to ensure that balanced opportunities are available for Australian carriers.

The difficulties faced by end-of-line carriers like Qantas were highlighted with the recent decision by Austrian Airlines – the last continental European carrier still flying to Australia – to pull out of the market. Austrian was the sixth European carrier to withdraw from the route in the past 10 years, reflecting the pressures of fuel costs and intense competition from hub carriers based in Asia and the Middle East, which enjoy substantial geographic and other structural advantages.

> "The Qantas Group must continue to grow, and that growth must be profitable."
> *Geoff Dixon, Chief Executive Officer*

> "The next phase of Segmentation will drive the success of our Sustainable Future Program." *Peter Gregg, Chief Financial Officer and Executive General Manager Strategy*



"Investing in our product and maintaining our high service standards is critical to our success and will continue to be a priority for the Group." *Margaret Jackson, Chairman*

Australian Aviation Policy continued

The Qantas Group employs around 34,000 people in Australia – more than 90 percent of its staff – as well as providing indirect employment in many other areas.

Qantas is also the single largest private contributor to Australian tourism marketing overseas and a substantial purchaser of goods and services produced by Australian businesses.

Qantas will continue to talk to the Federal Government about issues such as:

- foreign ownership limits, the removal of which would assist Qantas lower its cost of capital and provide parity with other Australian international carriers; and
- aircraft tax depreciation conditions, which are still far from internationally competitive.

In addition, we will continue to work towards securing regulatory approval for the Qantas/Air New Zealand Tasman Networks Agreement, with the aim of achieving a more sustainable structure for trans-Tasman flying.

WorkChoices

Qantas supports the Federal Government's WorkChoices legislation because it provides the flexibility needed for companies, like Qantas, that operate in highly competitive and rapidly changing global markets.

We have announced that we will employ staff on Australian Workplace Agreements where that is the right approach. This has already happened in two of our businesses – Jetstar, with its long haul international cabin crew, and Express Freighters Australia with its pilots.

Our overall commitment continues to be to provide a fair work environment for our employees. We have a well deserved reputation as a responsible employer, with a track record of offering competitive conditions, jobs growth and career opportunities.

Safety First

The Qantas Group employee safety program, be safe!, has realised more than $250 million in measurable cost savings since it commenced in 2001.

Safety improvements and savings so far include:

- a 75 percent reduction in lost time injury frequency rates;
- a 68 percent reduction in total lost work days; and
- a 200 percent measurable return on investment over the five years of the program.

Qantas' Alcohol and Other Drugs program is also an important element of our commitment to providing a safe workplace for everyone at Qantas, providing for education and training, rehabilitation and testing. We welcomed the Federal Government's decision in May 2006 to regulate the implementation of random alcohol and other drugs testing in the Australian aviation industry, to help make the workplace even safer.



Sharing the Spirit

Qantas continued its tradition of coming to the aid of communities in crisis, including organising special charter flights following the Bali bombings in 2005, and to North Queensland following the devastation of Cyclone Larry in April 2006.

In February 2006, Qantas established a "Green Team" of staff volunteers who donate their time to environmental projects.

Qantas contributed millions of dollars to arts, sporting and community groups and charities, through sponsorship, donations and in-kind support in 2005/06.

Highlights on our sporting sponsorship calendar included the Qantas Socceroos and their 2006 FIFA World Cup campaign, the Qantas Wallabies and the Melbourne 2006 Commonwealth Games.

This year, we were pleased to include a new category in the Qantas Spirit of Youth Awards – one of our key Sharing the Spirit initiatives – the Qantas Chairman's Community Award. This award recognises an outstanding contribution from a young individual working with one of the five key charities supported by Qantas: CanTeen, CARE Australia, Mission Australia, Starlight Children's Foundation Australia and UNICEF.

Board Changes

Jim Kennedy, AO, CBE, retired as a Director on 30 June 2006. Jim joined the Qantas Board after it became a publicly listed company and made a tremendous contribution over the more than 10 and a half years he served.

We welcomed James Strong, AO, as a Non-Executive Director of the Board on 1 July 2006.

James was Chief Executive Officer and Managing Director of Qantas between 1993 and 2001. In his time as Chief Executive, James led Qantas through its transition from a government-owned company to a fully privatised business. His depth of knowledge of aviation coupled with his extensive business and board experience will be invaluable to Qantas.

"Qantas is a great contributor to Australian employment, tourism and the community." *Margaret Jackson, Chairman*

The Future

Our overarching financial goal is for the Qantas Group to consistently achieve its cost of capital.

We face aggressive competition from mid-point hub carriers in Asia and the Middle East, which are able to leverage significant cost and structural advantages such as lower labour rates, low or no tax rates, cheaper financing, lower airport charges and favourable accelerated depreciation regimes.

Other legacy carriers are reforming, and that also has major competitive ramifications that we cannot afford to ignore.

We are confident, however, that the acceleration of reforms throughout the Group will continue to improve productivity and efficiency and ensure that we remain a strong and successful global airline.







at Qantas, we are investing in our people, product and service to achieve our ambition – to be the world's best premium airline

"The two distinctive and competitive brands of Qantas and Jetstar are central to the Group's future growth strategy. While Jetstar redefines the value-based market, Qantas is firmly focused on growing premium business and leisure markets."

Peter Gregg, Chief Financial Officer and Executive General Manager Strategy

International

Qantas international services currently account for 31 percent of all flights departing Australia each week. As one of the world's leading long distance carriers, Qantas offers more than 800 international services a week, including those with codeshare partner airlines, to 80 destinations in 39 countries.

The arrival of the Airbus A380 in 2007 is a key part of the Group's strategy to increase Qantas' international market share.

The A380 will provide network growth for Qantas as well as additional capacity on slot-constrained routes including Los Angeles and London.

Two Brand Strategy

The focus on Qantas and Jetstar saw all-economy international leisure carrier Australian Airlines cease to exist as a brand on 30 June 2006. While Australian Airlines' fleet of B767-300 aircraft and crew continue to fly from their existing Cairns base, services now operate under the Qantas brand as two-class, full-service international flights.

"The Qantas A380 will provide a glimpse of the future of long haul flying, with new First, Business and Economy cabins. Internationally renowned Australian industrial designer Marc Newson is involved in every detail of the cabin design to create a truly unique inflight experience."

John Borghetti, Executive General Manager Qantas

Network Developments

- **USA:** Qantas added three non-stop services a week to San Francisco in March 2006. In addition, a fifth weekly Brisbane-Los Angeles service was added in January 2006 and services to New York increased from three to five per week in February 2006. This brings to a record 43 the number of Qantas services to the USA each week. Qantas serves four destinations in the USA – Honolulu, Los Angeles, New York and San Francisco.

- **Canada:** Between June and August 2006, Qantas operated thrice-weekly seasonal services between Australia and Vancouver. These services, flying via San Francisco, will also operate between December 2006 and January 2007 to meet demand for the North American ski season. Seasonal flights are the first step toward establishing year-round Qantas services to Canada.

- **China:** In January 2006, Qantas began flying three times a week to Beijing – home of the 2008 Olympics – complementing flights to Shanghai. With the addition of a fourth service to Shanghai in November 2005 and the start of the Beijing services, Qantas provides a daily non-stop service to China. Within two years, Qantas expects to offer daily services to both cities. Qantas also operates 28 flights a week to Hong Kong, an important destination in its own right and a gateway for through traffic from mainland China. Australian Airlines ceased twice-weekly services between Cairns and Hong Kong in June 2006.

- **UK:** In March 2006, Qantas added a new daily service between Melbourne and London (via Hong Kong – taking services from Melbourne to double daily). Qantas now operates 28 B747-400 services each week from Australia to London.

- **India:** A330-300 aircraft fitted with Skybed in Business have operated thrice-weekly services between Sydney and Mumbai since January 2006.

- **New Zealand:** Qantas now offers non-stop flights to Queenstown from three Australian cities. The introduction of seasonal services from Melbourne between July and October 2006 complements seasonal services from Brisbane and year-round Sydney services. In addition, services between Auckland and Brisbane increased from seven to 10 in March 2006. Qantas operates more than 200 flights a week between Australia and New Zealand.

- **Japan:** Qantas has replaced Australian Airlines services between Japan and Australia and will continue to provide daily flights between Cairns and Nagoya and Cairns and Osaka. To cater for the Japanese inbound tourism market, a new daily Qantas international flight linking Brisbane and Cairns was added in July 2006 in addition to a daily international flight between Cairns and Sydney. These services replace Australian Airlines flights to Sydney and the Gold Coast. Australian Airlines ceased Cairns-Fukuoka services in March 2006.

- **Indonesia:** In addition to twice-weekly Darwin-Bali services, since July 2006 Qantas has operated seven services a week to Bali from Sydney, Melbourne and Perth, replacing Australian Airlines flying. Flights to Bali from Sydney and Melbourne will progressively transition to Jetstar after it begins international services in December 2006.

- **Singapore:** Thrice-weekly A330-300 services between Adelaide and Singapore, which operated via Darwin until June 2006, are now non-stop. Five services a week between Cairns and Singapore, which operated under the Australian Airlines brand, are now Qantas services via Darwin.

Product Developments

- Installation of the Skybed International Business product was completed in February 2006. Skybed is now available on all B747-400 and A330-300 aircraft.

- Audio and video on demand is already available on all internationally configured A330 aircraft and is being progressively rolled out on the B747-400 fleet.



"Working together gives airlines a vital competitive edge beyond anything they can achieve individually. We only align with partners who share our commitment to excellence in service and safety standards." *John Borghetti, Executive General Manager Qantas*

- Qantas continues to focus on recognition and reward for frequent travellers. Qantas Frequent Flyer, with 4.6 million members, is the most successful loyalty program in the region and is complemented by a global network of lounge facilities, including Qantas Clubs throughout Australia.
- Qantas dominated the most recent World Airline Entertainment Association Avion Awards, winning top honours for:
  - Best Overall Inflight Entertainment;
  - Best Inflight Magazine for *Qantas the Australian Way*;
  - Best Inflight Entertainment Guide for *Q*; and
  - Best Special Purpose Video for *The Making of I Still Call Australia Home*.
- Qantas was awarded first place in the prestigious 2005 Cellars in the Sky wine competition for both its First and Business wine lists, becoming the first airline to receive both awards in the same year.

Airbus A380

Working with renowned Australian industrial designer Marc Newson, Qantas is using the A380 to provide customers with the next generation of inflight product and service. The first aircraft, scheduled for delivery in late 2007, will include:

- a completely redesigned First cabin;
- an enhanced version of Skybed in Business;
- a new seat type in Economy;
- special lounge areas;
- larger personal video screens in all cabins;
- digital audio and video on demand, with up to 120 movies, 300 television programs, a library of 500 CDs and 30 games; and
- internet access, email and SMS from each seat in every cabin.

Alliances

Qantas is a member of the oneworld global alliance and also has equity investments, commercial alliances and other agreements with a number of international carriers, including codeshare relationships with 22 other airlines.

These airline partnerships extend Qantas' reach, offer customers an expanded network and flight frequencies and provide cost and efficiency benefits to the Qantas Group.

Air New Zealand: Qantas and Air New Zealand signed a commercial agreement in April 2006 to work together on network, schedule, pricing and marketing initiatives for trans-Tasman operations. The Tasman Networks Agreement, which extends to the airlines' value-based subsidiaries Jetstar and Freedom Air, is subject to regulatory approval in Australia and New Zealand.

Codeshares: Qantas commenced a new codeshare arrangement with Air Malta in July 2005, allowing the carrier to codeshare on some Qantas Kangaroo Route services. New codeshare agreements with Air China, Jet Airways and Mexicana have also been announced.

oneworld: oneworld currently offers customers a combined route network of more than 600 destinations in more than 130 countries. Existing oneworld members American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, LAN and Qantas will be joined by Japan Airlines, Royal Jordanian and Hungary's Malev in 2007. Aer Lingus will withdraw from the alliance in early 2007.







Domestic

The Qantas Group's domestic Australian network accounts for two thirds of the market and is served through a mix of Qantas domestic services, QantasLink regional services and value-based Jetstar services.

By better matching markets with passenger demand and tailoring domestic air services to individual markets, the Group has been able to increase capacity and/or frequency on a number of routes.

Qantas domestic services provide high frequency and high volume capacity to and between major metropolitan and regional centres, with more than 2,300 flights a week to 18 ports. Capacity on the network increased in 2005/06, with more than 156,000 extra seats added on a number of routes, including between Perth and Sydney, Brisbane and Melbourne.

"Qantas domestic services offer two-class aircraft, inflight meals and entertainment and a comprehensive range of associated products and services for both business and leisure travellers. These include QuickCheck self-service kiosks that provide customers with the simplest and fastest way to check-in for a domestic flight. All domestic tickets are now computer generated e-tickets, and almost half are booked online at qantas.com." *John Borghetti, Executive General Manager Qantas*



Network Developments

- A world-class, purpose-built Integrated Operations Centre was opened in Sydney in August 2005, bringing together operational decision makers from across the Qantas Group to monitor and manage flight operations, help deliver on-time performance – a key focus for Qantas – and minimise disruption to schedules.
- To take advantage of changing weather conditions, Qantas tailors its flight paths on Pacific, Asian and European routes to match particular conditions on any given day. A flight path that takes advantage of favourable wind conditions can shorten flying time by up to 15 minutes. These User Preferred Routes will be expanded to flights across Australia in 2007/08.
- The use of wide body aircraft on routes between the east coast and Perth was increased – for example, B747-300 aircraft began operating some services between Sydney and Perth from April 2006.
- More discounted seats were made available across the network, with an additional 200,000 lowest available Red e-Deal fares purchased in 2005/06 compared to the previous year. The periodic release of promotional fares also continued to stimulate demand for travel.
- To cater for business travellers, a discounted off-peak Business fare was introduced in September 2005 and a second Flexi Saver fare was added in October 2005. These new fare types provide additional choice and reflect market demand for greater flexibility.
- Extra capacity was added during peak travel periods through a combination of more services and larger aircraft. For example, capacity was added for major sporting events including the 2006 FIFA World Cup qualifier and the National Rugby League and Australian Football League finals.

Product Developments

- A substantial investment program is underway to increase self-service and online options, refocus on the customer experience and develop more value-added services.
- An enhanced QuickCheck product was rolled out this year making it faster and easier than ever for domestic e-ticket customers to check-in for their flight. Since October 2005, more than 80 new QuickCheck kiosks have been progressively introduced in five Australian domestic airports – Brisbane, Canberra, Melbourne, Perth and Sydney. QuickCheck facilities for the new Adelaide Airport terminal are planned for 2007 and QuickCheck kiosks are also available in the Brisbane, Canberra, Melbourne and Sydney Qantas Club lounges for members travelling without bags.
- Since August 2006, customers in Sydney and Melbourne have been able to check-in for their flight at their hotel if they are a guest of Sofitel, the Accor group's deluxe hotel brand. The initiative will be expanded to other Sofitel locations in Australia over time. QuickCheck facilities are also being installed in other Accor properties across Australia.
- With five million visits each month, qantas.com is recognised as the world's top airline site by Global Reviews and Australia's most popular travel and aviation site by Hitwise. The site's success is a result of extensive research into what customers want from their online experience, including access to the lowest fares, product information and a full range of Frequent Flyer services. Qantas has continued to invest in self-service options for qantas.com, including BPay for cash payment, introduced in May 2006, and the ability to book complex multiple-sector journeys. Online domestic bookings have increased fivefold for the Qantas Group in the past four years to 44 per cent. Online check-in will be available later this year.

"QantasLink demonstrates its support for regional Australia through the delivery of sustainable air services and the employment of more than 1,000 people, many of whom are based outside capital cities in centres such as Cairns, Mildura, Newcastle and Tamworth." *John Borghetti, Executive General Manager Qantas*

Regional

Australia's largest regional carrier, QantasLink, operates more than 1,800 flights each week to 48 metropolitan and regional destinations across Australia – from Kalgoorlie in Western Australia to Longreach in Queensland.

QantasLink became the first airline in the Southern Hemisphere to offer services on Bombardier Q400 aircraft when the first of seven aircraft arrived in January 2006. The 72-seat Q400 is the new flagship of the regional fleet and the $200 million acquisition – the single biggest investment in the Qantas Group's regional operations – has delivered a 44 percent increase in capacity on upgraded services. With its jet-like speed, the aircraft has reduced flight times by up to 20 minutes and provided improved passenger comfort and lower operating costs. Delivery of the Q400 fleet will be completed in October 2006.

The transition of the B717 from Jetstar to QantasLink has also provided a boost in capacity for Northern Territory, Queensland and Western Australia regional services. Eight B717 jets in a 115-seat configuration have progressively replaced eight smaller BAe146 aircraft. The leases on two remaining BAe146s expire in December 2006.

Network Developments

- Five of QantasLink's seven Q400s have been dedicated to Queensland operations, enabling QantasLink to provide more than 240,000 additional seats to 12 Queensland ports including Cairns, Emerald, Gladstone, Mackay, Rockhampton and Townsville.
- The introduction of the Q400 into Canberra will add 140,000 seats annually. A new daily service from Brisbane commenced in April 2006 and from Sydney in September 2006.
- B717s now operate services to Alice Springs, Ayers Rock/Uluru, Broome, Cairns, Darwin, Gove, Kalgoorlie, Karratha, Newman, Paraburdoo, Perth and Port Hedland.
- Additional 50-seat Q300 capacity has been added on services to Bundaberg, Charleville, Dubbo, Longreach, Port Macquarie, Roma, Tamworth, Wagga Wagga and Weipa, complementing services operated by 36-seat Dash 8s.
- Double daily Dash 8 services replaced Qantas daily B737 services between Melbourne and Launceston in August 2006.
- Operations were discontinued on unprofitable routes between Melbourne and Burnie in July 2006, and between Adelaide and both Kangaroo Island and Port Lincoln in June 2006.

Other Developments

- QantasLink won the Outback Queensland Tourism Authority Award in the category of Major Tour and Transport Operator for the second consecutive year. The award acknowledges the airline's commitment to the Queensland outback.
- A new pilot and cabin crew base was established in Canberra in August 2006, creating more than 30 jobs in the national capital.
- QantasLink celebrated 25 years of service between Mildura and Melbourne in January 2006, and the first anniversary of its new services between Wollongong and Melbourne in June 2006.









Jetstar's focus on offering the lowest fares has opened air travel to more people

Five million fares – or 50 per cent of all Jetstar tickets – have been sold for $100 or less. Jetstar has made domestic leisure travel more affordable and aims to do the same overseas with the launch of international operations in November 2006.

Since its launch in May 2004, Jetstar has achieved a 14 per cent share of the Australian domestic market, grown the leisure travel sector and carried more than 10 million passengers.

Jetstar continued the growth of its network operations, boosting services from just over 600 a week when the airline commenced operations in 2004 to more than 1,000 flights a week.

The value-based carrier offers services to 21 destinations – 20 in Australia and Christchurch in New Zealand – and is continuing to explore opportunities for further expansion in both the Australian domestic and New Zealand markets.

Fares for Jetstar's long haul international services went on sale in July 2006 in advance of the airline's launch of flights to destinations in South East Asia, Japan and the Pacific in November 2006, subject to regulatory approval. Jetstar's low-fare international services will be grown aggressively over the next three years, concentrating primarily on leisure markets.

"Jetstar has created 1,300 new jobs since 2004 and will add a further 550 positions by mid-2007, with the expansion of international operations. Within five years, Jetstar will operate a fleet of 60 narrow and wide body aircraft across its domestic and international networks."

Alan Joyce, Chief Executive Officer Jetstar

Network Developments

- International: Jetstar launched its first international services with flights to Christchurch, New Zealand, in December 2005 and now operates 56 flights a week between Christchurch and Sydney, Melbourne and Brisbane and on the newly established route of Christchurch-Gold Coast.
- Domestic: Since June 2006, Jetstar has operated a single fleet of 24 A320s – the youngest domestic fleet in Australia. The transition from 125-seat B717 aircraft to 177-seat A320 aircraft has resulted in increased capacity in many regional markets such as Newcastle, where Jetstar's capacity has doubled.
- Jetstar entered a number of new markets, including:
  - the Northern Territory in May 2006 (offering non-stop flights from Darwin to Adelaide, Brisbane and Melbourne);
  - Western Australia in March 2006 (daily flights between Perth and Melbourne Avalon);
  - northern New South Wales in July 2005 (daily flights between both Melbourne and Sydney and Ballina Byron);
  - Fraser Coast, also in July 2005 (four services each week between Sydney and Hervey Bay); and
  - Townsville in October 2005 (services from Brisbane, Melbourne – a new route for the Qantas Group – and Sydney).

Network Developments continued

- From October 2006, Jetstar will provide allocated seating on all its Australian domestic services, aligning these services with the airline's existing trans-Tasman services and proposed long haul international flights. Customers will be able to pre-select their seat at the time of booking – a first for an Australian domestic airline.

- Jetstar has extended its freesale trans-Tasman codeshare arrangement with Qantas to all Australian domestic services and future long haul international services. The airline will also expand its codeshare capability to support Jetstar-marketed flights on select partner airlines.

Business Milestones

- The Centre for Asia Pacific Aviation named Jetstar its Low Cost Airline of the Year for the Asia Pacific in December 2005.

- There are more than 1.25 million visits to Jetstar.com each month, representing a 300 per cent growth in website usage since the airline's launch in May 2004. In excess of 80 per cent of Jetstar tickets are now booked online.

- Jetstar Holidays was launched in June 2006, initially offering online holiday packages to popular Queensland destinations. It plans to expand to other Australian destinations, Christchurch in New Zealand and destinations in Asia and the Pacific.

- As a result of Jetstar's low-fare services, more than one million passengers have passed through Avalon Airport west of Melbourne, making it Australia's fastest growing domestic airport. The airline currently operates around 130 weekly flights from Avalon to Adelaide, Brisbane, Perth and Sydney.

Jetstar Long Haul International

Inaugural services for Jetstar's long haul network, comprising six destinations in Asia and the Pacific, will begin in November 2006. Initially concentrating on point-to-point outbound leisure flying that complements existing Qantas international operations, Jetstar's future expansion will see an emphasis on inbound leisure flying.

Jetstar's two-class international services will initially be operated by four A330-200s, growing to six wide body aircraft by mid-2007 and then transitioning to 12 new B787-8 aircraft from late 2008. Jetstar's overseas services, which may include two-stage flights to European and other destinations, are then expected to represent around 22 per cent of the Qantas Group's international flying.

Network

Network highlights for the new services include:

- new destinations for the Qantas Group in Ho Chi Minh City and Phuket;

- new Japan routes for the Group, with daily flights between Sydney and Osaka and Osaka and Brisbane;

- more services to Honolulu, with Jetstar offering three flights a week from Sydney and two flights a week from Melbourne in addition to Qantas' thrice-weekly Sydney Honolulu services; and

- Jetstar-operated services to Bali from Melbourne and Sydney, replacing Qantas services on these routes.



"With the lowest cost operations of any international carrier flying to Australia, Jetstar's long haul services will offer growth opportunities for the local tourism industry. Jetstar will introduce extra levels of comfort and space with StarClass, fly from alternative ports to popular overseas destinations and work closely with Jetstar Asia on opportunities in the intra-Asia market." *Alan Joyce, Chief Executive Officer Jetstar*

Product

Jetstar's long haul international offering will include:

- a two-class product, including premium StarClass with a seat similar to the Qantas domestic Business seat and a range of other benefits such as higher baggage *allowances*, complimentary meals and beverages and priority boarding;
- assigned seating;
- baggage interlining for international connections on selected airlines;
- an expanded range of meals and snacks, including hot meals and local *cuisine*;
- audio and video on demand;
- a Qantas codeshare arrangement on all flights, giving Qantas Frequent Flyers the ability to earn Frequent Flyer points and Status Credit points on JetFlex and StarClass fares and redeem award points on Jetstar flights; and
- *access* to Qantas Club lounges for Qantas Club members.

Jetstar Asia

Qantas is a major shareholder in Orangestar Pte Limited, which owns and operates value-based carriers Jetstar Asia and Valuair. Qantas owns 45.04 per cent of Orangestar, which was formed in July 2005 after Jetstar Asia acquired Valuair.

The two airlines continue to operate in their own right and participate in growth opportunities. They fly to 12 destinations in nine countries in Asia – Cambodia, Hong Kong, India, Indonesia, Myanmar, the Philippines, Taiwan, Thailand and Vietnam. Jetstar Asia operates a fleet of four A320 aircraft, while Valuair operates *two* A320s.

Jetstar Asia will work closely with Jetstar in Australia on opportunities in the intra-Asia market. This closer cooperation follows a series of executive appointments during the year. Orangestar Director and Qantas Chief Financial Officer Peter Gregg replaced Qantas Chief Executive Officer Geoff Dixon as Chairman. The resulting vacancy on the Orangestar Board was filled by Alan Joyce, Chief Executive Officer of Jetstar in Australia.


AIRBUS A32



we take thousands of hours and involve every discipline in Qantas to choose the right aircraft

The Qantas Group has a well-earned reputation as an industry leader in fleet management – from selecting new aircraft to creating the best mix of aircraft types to meet diverse operational and commercial demands.

Fleet Strategy

The Airbus A380 and Boeing B787 are central to the Qantas Group's fleet of the future.

The choice of the B787, in December 2005, followed a detailed examination of every aspect of its design and involves the acquisition of up to 115 aircraft, including 65 firm orders and options and purchase rights for a further 50 aircraft. These aircraft, a mix of B787-8s and B787-9s, will cater for international capacity growth, new routes and replacement of the Group's existing B767-300 fleet.

This decision followed a 10-year $18 billion fleet program announced in November 2000 to purchase more than 40 new aircraft, including 12 A380s.

Qantas continues to hold discussions with Airbus and Boeing to develop options for longer range aircraft that can overfly mid-point hubs and economically operate non-stop flights between Australia and London and Australia and New York.

Boeing 787

The first 12 B787-8s will be operated by Jetstar on international routes from 2008. Qantas will begin operating the aircraft in July 2009. The B787-9s will be ready for service in 2011. A decision about a preferred engine manufacturer will be made in 2006/07.

The B787 will offer:

- maximum flexibility, lower seat mile costs and greater fuel efficiency;
- breakthrough technology, enabling Qantas to fly further to more point-to-point destinations throughout the world at a cost equivalent to operating larger aircraft like the B747-400;
- new technology engines, cutting-edge airframe and increased seat count to significantly reduce costs per available seat kilometre compared to the current B767;
- a 'double bubble' design that increases width at shoulder height to ensure the most spacious cabin feel for customers as well as providing more freight capacity; and
- larger windows and a lower cabin altitude pressure that reduces the effects of jetlag.

"A key benefit of the B787 – and an important contributor to selection for the Qantas fleet – is the lighter fuselage constructed from composite material, which will allow the aircraft to fly further with a full payload, burn less fuel, fly faster than any other aircraft of its size and reduce maintenance costs."

Peter Gregg, Chief Financial Officer and Executive General Manager Strategy



Airbus A380

The Airbus A380 – the world's largest passenger aircraft – will provide increased capacity on payload critical routes and into slot constrained airports such as London and Los Angeles.

The first A380 is expected in late 2007, with delivery completed by mid-2009. Qantas will have 12 A380s in its fleet by the time the Group's first B787 arrives.

Fleet Renewal

At 30 June 2006, the Qantas Group operated a fleet of 216 aircraft. The following aircraft were brought into service during 2005/06:

- 15 A320-200s;
- six B737-800s;
- four Q400s; and
- three A330-300s.

Between 30 June 2006 and 30 September 2006, an additional two Q400s will also be added to the fleet.

The following aircraft were retired during 2005/06:

- seven BAe146s;
- two B737-300s; and
- two Dash 8 100s.

Aircraft Naming

The Qantas Group's program of naming aircraft after Australian towns, cities and regions is being extended to Australian aviation pioneers for the new A380 fleet.

The first A380 will be named in honour of 91 year-old aviatrix Nancy Bird Walton, one of Australia's first female commercial pilots.

During 2005/06, Qantas B737-800 aircraft were named *Australind, Bathurst Island, Cann River, Evandale, Moree, Queanbeyan* and *Wangaratta*. A330-300 aircraft were named *Cairns, Noosa* and *Port Stephens*; and Q400 aircraft were named *Emerald, Gladstone, Mackay* and *Yeppoon*.

Operation	Aircraft Type	Owned, HP and Finance Leases	Operating Leases	Total in Service
Qantas Group	Boeing 747-400	20	4	24
	Boeing 747-400ER	6		6
	Boeing 747-300*	5		5
	Boeing 767-300ER	19	10	29
	Boeing 737-800	24	9	33
	Boeing 737-400	21		21
	Boeing 737-300†	9		9
	Airbus A330-300	10		10
	Airbus A330-200	4		4
	Airbus A320-200^		24	24
	Boeing 717-200		14	14
	Bombardier Dash 8 100/200/300 (including Q Series)	31		31
	Bombardier Q400	4		4
	British Aerospace 146		2	2
Total		153	63	216

Operational Aircraft Fleet (as at 30 June 2006)

* excludes one aircraft not in operational service

† includes two aircraft that are in the process of being converted to freighters

^ operated by Jetstar





world class engineering – a multi-million dollar investment

More than 6,000 skilled engineers Australia-wide work on Qantas aircraft day and night. They undertake around 125 heavy maintenance checks each year, with a typical B747-400 'D' Check involving 55,000 man hours and over 9,000 tasks.

Qantas Engineering

Qantas Engineering is one of the largest aircraft engineering and maintenance *organisations in the Asia Pacific region.*

Qantas has invested more than $300 million in advanced technical facilities and training over the past five years.

To further improve competitiveness, a wide ranging review of Qantas Engineering's operations commenced in 2006.

Highlights

- Qantas opened a new $55 million Material and Logistics Distribution Centre at Mascot in Sydney in April 2006. The facility includes one of the most advanced automated order processing and handling systems in Australia.
- In January 2006, Qantas announced that it would form a joint venture with SR Technics to provide A380 component management services to A380 operators.
- The establishment of a new $20 million Rolls-Royce engine Centre of Excellence in Sydney was announced in August 2005 to maintain the Rolls-Royce RB211 engines used by Qantas. A similar Centre of Excellence – the Jet Turbine Services joint venture with Patrick Corporation – is located in Melbourne for the maintenance of GE engines.
- The new $85 million Brisbane B767 Heavy Maintenance *operation opened in July 2005.*

Heavy Maintenance Transformation

Qantas' commitment to retaining heavy maintenance work and jobs in Australia saw the number of Australian sites for wide body aircraft work reduced from three to two, with the closure of Sydney B747 Heavy Maintenance in May 2006. B747 work was transferred to Qantas' multi-line facility at Avalon in Victoria, giving this operation sufficient scale to achieve a more competitive performance. More than 2,900 Qantas Engineering staff remain in Sydney. A review of the Melbourne B737 Heavy Maintenance operation will be finalised shortly, with this work to remain in Australia.

Qantas Defence Services

Qantas Defence Services, a wholly-owned subsidiary of Qantas, partners with aerospace companies to provide aviation maintenance services for current and future Australian Defence Force (ADF) programs.

A highlight of the year was the announcement in December 2005 of the *start-up of a C-130 Hercules heavy maintenance* line for the ADF in Canberra.

"Qantas has the most detailed record keeping practices of any airline in the world. As a result, we can trace back to 'birth' all of the critical components of our fleet." *David Cox, Executive General Manager Qantas Engineering*

we search throughout Australia and worldwide for business opportunities that add value to the company

"Qantas is exploring opportunities for development and investment that will strengthen shareholder return, deliver benefits for customers and add value to our core flying businesses." *Peter Gregg, Chief Financial Officer and Executive General Manager Strategy*

Freight

The freight division of Qantas and its related joint venture interests are an important contributor to the Group's earnings.

Qantas Freight markets and sells the underfloor belly space on scheduled international services and operates scheduled weekly freighter services and charter services.

In addition, Qantas works closely with Australia Post to handle and transport mail and express parcels around Australia and to 114 destinations overseas.

To ensure it remains competitive and successful as a business segment, Qantas Freight is investing in growth and diversification.

Freight terminals, for example, are currently undergoing a multi-million dollar redevelopment to improve existing facilities and equipment as well as turn-around times.

Growth opportunities beyond traditional airline markets are also being examined. These will build on the Group's strong position in the domestic time definite freight market through Star Track Express and Australian air Express, both jointly controlled businesses with Australia Post. Efforts are focused on growing freight revenues through opportunities that might arise as a result of further consolidation in the sector.



"Each year, thousands of tonnes of letters and packages are shipped around Australia and the globe. Every mail bag or express mail item has a unique bar code which is scanned and assigned to a flight. It can then be tracked from airport to airport across Australia as well as Auckland, Frankfurt, Hong Kong, Johannesburg, London, Los Angeles, Manila, Singapore and Tokyo." *Grant Fenn, Executive General Manager Associated Businesses*

Network and Business Developments

- Qantas' three B747-400 freighters operate 16 services each week to key markets in Asia, North America and Europe.
- Qantas is converting four B737-300 passenger aircraft for use by Australian air Express (AaE). The first aircraft will enter service in October 2006. The converted freighters will deliver substantial fuel efficiency and reliability benefits to AaE and replace three of its ageing B727 freighters.
- The Melbourne Freight Terminal is being redeveloped to increase export operations with expanded capability as a result of larger warehousing and state-of-the-art material handling systems. Work is due for completion in June 2007.
- Work to provide improved truck staging facilities and extra dock space at the Sydney Freight Terminal is almost completed.
- The redevelopment of the Perth Freight Terminal was completed in November 2005.
- Qantas Freight was appointed as the General Sales Agent and interline partner for AirBridge Cargo (ABC), a division of the Volga-Dnepr Group, on 1 June 2006. ABC operates all-cargo aircraft on routes between Europe, Asia and Russia. The agreement maximises the synergies between two organisations that are both seeking opportunities in new and emerging markets.

Highlights

- Qantas Freight specialises in logistically complex and diverse shipments around the world. Highlights during the year included:
  - transporting Formula 1 Australian Grand Prix racing cars from Melbourne to Munich, V8 Supercars to China and New Zealand and A1 Grand Prix vehicles from Sydney to Malaysia; and
  - handling the freight needs of large-scale entertainment events such as the Rolling Stones World Tour from Japan to Australia and New Zealand and The Lion King musical production from Australia to China.

Joint Ventures

Qantas and Australia Post work closely on two jointly controlled entities:

- Australian air Express sells the belly space on Qantas domestic services and provides domestic air freight and mail services; and
- Star Track Express operates a national road express freight network. After a second full year of operations under joint control, Star Track Express continues to meet performance expectations.



Catering

Qantas has two wholly-owned catering operations – Qantas Flight Catering Limited (QFCL) and Caterair Airport Services Pty Limited (Caterair) – which are leaders in the large-scale flight catering industry. QFCL has centres in Adelaide, Brisbane, Melbourne, Perth and Sydney and Caterair operates centres in Cairns and Sydney. Qantas' frozen meal facility, Snap Fresh, operates out of Brisbane. Between them, the facilities employ around 3,800 people.

In 2005/06, these facilities prepared more than 42 million meals for Qantas as well as 30 other airlines and non-airline clients. More than 29 million of these meals were served on Qantas flights.

Following a review of catering that included both major restructuring opportunities and a potential sale of the business, Qantas announced in June 2006 that it would retain its catering business and substantially restructure the operation.

The restructure is initially focusing on the QFCL Sydney and Caterair Sydney facilities, which carry out the greatest volume of work for Qantas and client airlines. All client airline catering services will be provided by Caterair, while QFCL will concentrate on Qantas catering requirements. This will streamline processes and lead to efficiency improvements.

The catering reorganisation will include the other catering centres, with the exception of Snap Fresh, and will involve a review of the supply chain, improving product engineering and demand forecasting, reducing inventory lines, leveraging buying power and improving the use of food production technologies.

"Many months before passengers receive their meal inflight, Australian chef Neil Perry works with Qantas chefs to design the menus. Following exact specifications, using the best seasonal ingredients and paying attention to every detail, chefs and catering staff turn these menus into reality." *Grant Fenn, Executive General Manager Associated Businesses*







"Airport staff oversee the safe departure and arrival of hundreds of Qantas Group flights each day from dozens of Australian and overseas airports. Behind the scenes, millions of individually tagged and bar-coded items of baggage and freight are being dispatched and delivered." *Grant Fenn, Executive General Manager Associated Businesses*

Airports

Airport terminals are increasingly becoming part of the customer experience, with self-service options like QuickCheck kiosks reducing time spent checking-in and terminals offering a wider selection of products and services.

Qantas owns or solely leases eight domestic terminals in Australia – Brisbane, Canberra, Gold Coast, Hobart, Launceston, Melbourne, Perth and Sydney.

More than 90 retail outlets now operate from Qantas terminals in Brisbane, Gold Coast, Melbourne, Perth and Sydney, in addition to valet, car hire and traveller services. Six new stores opened in 2005/06.

Infrastructure Developments

- Adelaide Airport's multi-user terminal opened in December 2005, with the Qantas Group's international and domestic services all operating from the facility. The terminal is also home to the newest and most advanced Qantas Club lounge in Australia.
- Work is underway to ensure airport readiness for the arrival of the Qantas A380 in 2007. This includes an upgrade of Qantas Club lounge facilities in Sydney and Melbourne, as well as the key A380 ports of Los Angeles and London.
- New airport operations were established in Beijing, San Francisco and Vancouver for the resumption of services to these ports.
- Qantas services will move to Bangkok's new international airport in September 2006.
- Qantas announced that it would join other oneworld alliance airlines in operating from Heathrow's upgraded Terminal 3 when it opens in 2008.

Airport Innovations

- Qantas is spending more than $1.5 million on automated thunderstorm alert systems at Adelaide, Brisbane, Darwin, Melbourne and Sydney airports, with Cairns and Perth also under consideration. The systems allow Qantas to better manage the operational implications of thunderstorms and make it safer for engineering and ramp staff working on the tarmac.
- To prepare for the arrival of the A380, Qantas and ground support equipment supplier Byron Aviation have developed an innovative catering delivery vehicle that can reach the upper deck of the aircraft.
- Qantas, in conjunction with Australian medical supplies company Haycomp, has developed the Eagle Lifter, a device that assists with the transfer of customers between an airline wheelchair and their seat.

Qantas Heritage Collection

More than 12,000 visitors have passed through the Qantas Heritage Collection since it was opened to the public at the Sydney Domestic Terminal (T3) in September 2005. The permanent exhibition highlights milestones of the Qantas story through a series of interconnected exhibition spaces featuring a priceless array of artefacts and memorabilia. The exhibition also serves as an historical reference source for the general public, media and aviation enthusiasts.



Qantas Holidays

For almost 35 years, Qantas Holidays – one of Australia's largest travel wholesalers – has established a reputation for quality products.

In 2005/06, 1.6 million customers worldwide purchased tailor-made Qantas Holidays packages and products.

Following the successful launch of its online hotel booking site ReadyRooms, and in response to growing demand for online booking capabilities, Qantas Holidays will invest in technological improvements in 2006/07, including market-leading dynamic packaging to allow customers to book and pay for all their holiday needs online, including flights, hotels and cars.

Qantas Holidays is represented in more than 150 locations in Australia and around the world. As well as working with Qantas Group airlines, Qantas Holidays markets travel packages for other airlines under the Viva! Holidays brand.

Product Developments

- Qantas Holidays doubled its product range for China, including more hotels and sightseeing tour options in Beijing and Shanghai, in response to strong demand.
- The resort island of Koh Chang in Thailand, the cruise ship Pride of Hawaii, New Jersey in the USA and Hong Kong Disneyland were some of the newest additions to a product range that covers more than 40 destinations.
- The appeal of ReadyRooms to the corporate travel market was further enhanced in December 2005, when the service was expanded to allow customers to book Australian and New Zealand hotel accommodation more than 14 days in advance. ReadyRooms is unique in that it is the only site offering Qantas Frequent Flyer points at participating hotels.
- A new email service, Red e-Mail, was launched in February 2006 to advise customers of the latest online deals.

Marketing Initiatives

- In conjunction with Tourism Australia, Qantas Holidays has developed a new range of exclusive packages to encourage Australian employees to reduce leave balances and holiday locally. Tourism Australia's *No Leave No Life* program aims to reduce the Australian stockpile of 70 million annual leave days. The packages range from an outback adventure at a cattle station in Queensland to a luxury getaway in the Margaret River region of Western Australia.
- Qantas Holidays is a market leader in special holiday packages for cultural and sporting events and continues to develop its already extensive product portfolio. Key events during the year included the Melbourne 2006 Commonwealth Games, the FIFA World Cup qualifier in Sydney in November 2005, the Formula 1 Australian Grand Prix, the Australian Open Tennis Championships, the Sydney Festival and musicals The Producers in Sydney and The Lion King in Melbourne.







from the world stage to local Australian communities – Qantas aims to make a difference

Every year, Qantas looks at opportunities to support the arts, sport, community events and charity – a commitment that goes back decades.

Sharing the Spirit

Qantas marked the second anniversary of its community program, Sharing the Spirit, in February 2006.

Qantas' five key charities – CanTeen, CARE Australia, Mission Australia, Starlight Children's Foundation Australia and UNICEF – benefit from many of the Sharing the Spirit projects, activities and fundraising events held each year.

Activities during the year included:

- a football coaching clinic in July 2006, attended by Qantas Socceroos Lucas Neill and Tim Cahill, for 130 children;
- invitations for young people and families associated with charity organisations to attend Qantas-sponsored sporting and arts events, including the Formula 1 Australian Grand Prix, Commonwealth Games Queen's Baton Relay and Australian Chamber Orchestra open rehearsals;
- the Opening Ceremony dress rehearsal for the Melbourne 2006 Commonwealth Games, which raised $40,000 for Mission Australia;
- mentoring sessions with leading fashion designer and Qantas Ambassador Peter Morrissey for students studying fashion and textile design in regional areas including Albury-Wodonga, Kalgoorlie and Wagga Wagga; and
- swimming clinics with Olympian Kieren Perkins in Albury-Wodonga, Alice Springs, Darwin, Hobart and Kalgoorlie.

Each year, Qantas operates special flights to benefit and raise money for charities. In 2005/06, these included:

- the annual Pathfinders charity flight (this year to Hamilton Island), which raised over $80,000 for the Royal Institute for Deaf and Blind Children;
- DreamFlight, a charity flight for disadvantaged children in Far North Queensland, operated by Rotary in conjunction with Australian Airlines; and
- scenic joy flights with QantasLink for children and carers associated with New South Wales children's charities operated by the Rotary Club of Turramurra in conjunction with Pathfinders and the Children's Hospital Westmead.





"Qantas makes a significant contribution to the community, whether it's flying home stranded passengers, donating to local charities or supporting our sporting heroes representing their country in Australia and overseas. Above and beyond our corporate sponsorships are the employee-initiated charities and the extra mile our staff go to help those in need." *Margaret Jackson, Qantas Chairman*

Spirit of Youth Awards

A key initiative of Sharing the Spirit is the Qantas Spirit of Youth Awards, which recognise Australia's young creative talent. More than 12,000 young Australians aged between 16 and 25 submitted entries in 2005 in the areas of industrial design, photography, pictures, music, dance, writing, moving pictures and fashion design. The annual awards are run in conjunction with the Australian Government's Noise Festival, designed to showcase creative young Australians and their work.

Change for Good

UNICEF is Qantas' global charity partnership. Qantas and UNICEF have shown through a home-grown initiative – the Change for Good program – that small change can make a big difference. Now in its 14th year, the Change for Good partnership has raised more than $14 million for disadvantaged children through passenger donations of loose change, including a record amount of more than $2 million in 2005. Collection envelopes are included in the headset packs provided on all Qantas domestic and international services.

Sponsorships

Qantas has a long history of supporting sport in Australia at all levels and is proud to sponsor some of Australia's greatest sporting teams, including the Qantas Socceroos and the Qantas Wallabies.

Over the past year, in the lead up to the 2006 FIFA World Cup, Qantas undertook a number of initiatives to help support the Qantas Socceroos. These included a special charter flight from Uruguay to Australia ahead of the successful World Cup Qualifier in November 2005 and a Qantas B747 to carry the team from the Netherlands to Germany in June 2006. A message of support – *Qantas Socceroos we're with you all the way to Germany* – was also painted in green and gold on a Qantas B767-300 aircraft.

Qantas is a proud supporter of many other sporting bodies and events, including the Australian Football League, the Australian Olympic Committee, the Australian Rugby Union, Football Federation Australia, the Australian Open Tennis Championships and the Formula 1 Australian Grand Prix. Qantas was also a partner level sponsor of the Melbourne 2006 Commonwealth Games.

On a national level, Qantas demonstrates its support for the arts through its association with The Australian Ballet, the Australia Business Arts Foundation, the Australian Chamber Orchestra, the Australian Youth Orchestra, Bangarra Dance Company, Bell Shakespeare Company, Opera Australia and the Sydney Dance Company.

Support is also given at a state and regional level with partnerships including the world's largest short film festival, Tropfest, the Art Gallery of New South Wales, the Queensland Performing Arts Centre and the Sydney Theatre Company.

Qantas also supports many community organisations such as Clean Up Australia, Landcare, National Australia Day Council, National Breast Cancer Foundation of Australia and the Prime Minister's Disability Awards.





"Supporting the Qantas Socceroos was the highlight of our 2005/06 sporting sponsorship calendar. No tournament unites the world to the same extent as the FIFA World Cup, so we were very proud – both as an international airline and the Spirit of Australia – to play a part in getting Australia's team to Germany. The Qantas Socceroos' journey provided some of the most spectacular sporting moments of the year."

John Borghetti, Executive General Manager Qantas

Community Assistance

- Four relief flights were operated after the second Bali bombings in October 2005 to bring Australians home from Bali and fly a contingent of medical and security personnel, consular officials, aid workers and members of the Australian Federal Police to help meet the needs of Australians on the island.
- In April 2006, following the devastation caused by Cyclone Larry in Far North Queensland, Qantas operated a charter flight for 120 Queensland-based tradesmen to travel to the region to help rebuild the townships of Innisfail and Babinda.
- Qantas and Australian Airlines operated four special flights in addition to scheduled services to bring home at no cost more than 1,400 Air Paradise ticket holders stranded in Bali in November 2005 after the Indonesian carrier suspended all services.
- After the announcement in March 2006 that domestic carrier OzJet would cease scheduled services, Qantas flew stranded passengers free of charge.

Environment

Environmental performance is an important part of the Qantas Group's overall operations. Leading the way is the Qantas Group Environment division, which was recognised for its contribution in the 2005 Melbourne Airport Environment Awards. Qantas won the award for Best Environment Initiative in recognition of its recently introduced online environment awareness training course for staff. Qantas Freight was the runner up in the same category for its work to increase recycling and reduce waste to landfill.

Green Initiatives

- New technology is providing improved safety and accuracy for pilots, enabling more efficient approaches during landing that reduce noise and engine emissions. Required Navigation Performance enhances the accuracy of navigation systems allowing equipped aircraft like Qantas' B737-800s to navigate within more accurate and smaller areas than that of conventional instrument landing systems.
- A Fuel Conservation Project, established in October 2005, is investigating and implementing fuel saving initiatives that will deliver significant reductions in greenhouse gas emissions. For example, the project focuses on weight savings onboard aircraft, investigates flight planning processes to ensure the correct amount of fuel is carried, identifies more efficient Air Traffic Control procedures and reduces use of auxiliary power units by using airport ground power.
- The Green Team, formed in February 2006, is a group of Qantas staff who volunteer their time and resources to assist with environmental projects including office waste management.
- The Qantas bus fleet, which provides transport services for operational staff in Sydney, is greenhouse gas neutral.
- Qantas has a long-running association with the environmental initiative Clean Up Australia. In 2006, more than 450 staff, their families and friends were involved in the clean up of seven sites.



Margaret Jackson • AC



Geoff Dixon

Margaret Jackson, AC
Chairman, Independent Non-Executive Director

Margaret Jackson was appointed to the Board in July 1992 and as Chairman in August 2000. Ms Jackson also Chairs the Qantas Nominations Committee.

Ms Jackson is a Director of Australia and New Zealand Banking Group Limited and Billabong International Limited. She is a Member of the Business Council of Australia Chairmen's Panel, a Fellow of The Institute of Chartered Accountants in Australia and a Member of the Foreign Affairs Council. In addition, Ms Jackson is an Executive Committee Member of the Australia Japan Business Co-operation Committee.

Ms Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992.

Ms Jackson was formerly the Chairman of Victoria's Transport Accident Commission, Deputy Chairman of Southcorp Limited and a Director of John Fairfax Holdings Limited, ANZ Grindlays Bank Limited, The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, Telecom Australia and the Australian Wool Corporation.

Ms Jackson holds a MBA (with Distinction) from Melbourne University.

On 9 June 2003, Ms Jackson was made a Companion of the Order of Australia.

Geoff Dixon
Chief Executive Officer

Geoff Dixon was appointed Chief Executive Officer and Managing Director of Qantas in March 2001. He was Chief Executive Designate from November 2000, after serving as Deputy Chief Executive Officer since November 1998. He was appointed to the Board in August 2000.

Mr Dixon is a Member of the Qantas Safety, Environment & Security Committee and a Director of a number of controlled entities of the Qantas Group.

Mr Dixon is a Director of Publishing and Broadcasting Limited and Air Pacific Limited. He was formerly a Director of Leighton Holdings Limited.

Mr Dixon joined Qantas in 1994 and has had responsibility in the airline for all commercial activities, including worldwide sales and marketing, network development, revenue management, fleet planning, cabin crew, customer service, product development and airline alliances.

Before joining Qantas, Mr Dixon was Director of Marketing and Industry Sales at Ansett Australia and General Manager of Marketing and Corporate Affairs at Australian Airlines. He has also worked in the mining and media industries.

Mr Dixon is on the Governing Board of IATA, the Board of the Business Council of Australia and is a Member of the International Marketing Institute of Australia.



Peter Gregg



Paul Anderson



Mike Codd • AC

Peter Gregg
Chief Financial Officer and Executive General Manager Strategy

Peter Gregg was appointed Chief Financial Officer and to the Board in September 2000.

He is Chairman of the Singapore-based company, Orangestar Investment Holdings Pte Ltd and is a Director of a number of controlled entities and associated companies of the Qantas Group.

Mr Gregg is a Director of Leighton Holdings Limited and Stanwell Corporation Limited. He was formerly a Director of Air Pacific Limited.

He was also actively involved in the privatisation of Qantas. Mr Gregg is responsible for Group Finance, Investor Relations, Strategy, Economics, IT Services, Shared Services and Strategic Procurement.

Previously Mr Gregg was Deputy Chief Financial Officer and Group Treasurer at Qantas. He was also Treasurer of Australian Airlines and has worked for the Queensland Government in various risk management roles.

He is a Fellow of the Finance and Treasury Association, a Member of the Australian Institute of Company Directors and holds a Bachelor of Economics.

Paul Anderson
Independent Non-Executive Director

Paul Anderson was appointed to the Board in September 2002.

He is a Member of the Qantas Remuneration Committee.

Mr Anderson is a Director of BHP Billiton Limited, the Chairman of Duke Energy Corporation, a Global Counsellor for The Conference Board, a Member of the US National Petroleum Council and a Member of the US President's Council of Advisors on Science and Technology.

Mr Anderson most recently served as Director of US-based Temple Inland Inc and Fluor Corporation. He was the Chief Executive Officer of BHP Billiton Limited and its predecessor, The Broken Hill Proprietary Company Limited from 1998 to 2002.

Mr Anderson was previously President and Chief Operating Officer of Duke Energy Corporation. He was the President, Chairman and Chief Executive Officer of PanEnergy Corporation and Chief Financial Officer of Inland Steel Industries. Mr Anderson was a Director of Kerr-McGee Corporation, Baker Hughes Incorporated, TEPPCO Partners, LP and Petrolane Partners.

Mr Anderson holds a Bachelor of Science in Mechanical Engineering. He also holds a MBA from Stanford Graduate School of Business.

Mike Codd, AC
Independent Non-Executive Director

Mike Codd was appointed to the Board in January 1992.

He is Chairman of the Qantas Safety, Environment & Security Committee and a Member of the Qantas Audit Committee.

Mr Codd is Chancellor of the University of Wollongong, a Director of the wealth management companies of the National Australia Bank Limited and a Director of INGEUS Ltd.

He was Deputy Chairman of the Australian Nuclear Science and Technology Organisation (ANSTO) and the Menzies Foundation. Mr Codd was a Director of Telstra, IBM Australia Ltd and CitiPower Ltd. He was also a Member of the Advisory Boards of Spencer Stuart and Blake Dawson Waldron.

From 1981 to 1986, Mr Codd held senior positions in the Commonwealth Government, as Secretary of the Department of Employment and Industrial Relations, Chairman of the Industries Assistance Commission and Secretary of the Department of Community Services.

From 1986 to 1991, Mr Codd held the position of Head of Department of the Prime Minister and Cabinet, and Secretary to Cabinet.

Mr Codd holds a Bachelor of Economics (Honours).

In 1991, Mr Codd was made a Companion of the Order of Australia.



General Peter Cosgrove • AC, MC



Patricia Cross



Garry Hounsell

General Peter Cosgrove, AC, MC
Independent Non-Executive Director

Peter Cosgrove was appointed to the Board on 6 July 2005.

He is a Member of the Qantas Safety, Environment & Security Committee.

General Cosgrove is a consultant to Deloitte Touche Tohmatsu and is a Member of the Australian Institute of Company Directors. He is also Chairman of the South Australian Defence Industry Advisory Board and a Member of the Australian War Memorial Council.

General Cosgrove served in the Australian Army from 1965 and was the Chief of the Australian Defence Force from July 2002 until his retirement in July 2005.

He was in command of the international forces in East Timor from 1999 until the force was withdrawn in February 2000, for which General Cosgrove was appointed a Companion of the Military Division of the Order of Australia.

He was awarded the Military Cross for his service in Vietnam early in his career and has received several foreign awards including the Companion of the New Zealand Order of Merit (CNZM), Commander of the United States Legion of Merit, the Republic of Singapore's Distinguished Service Order and France's Légion d'honneur.

General Cosgrove was Australian of the Year in 2001.

Patricia Cross
Independent Non-Executive Director

Patricia Cross was appointed to the Board in January 2004.

She is a Member of the Qantas Audit Committee and Qantas Remuneration Committee.

Mrs Cross is a Director of Wesfarmers Limited, National Australia Bank Limited and the Murdoch Children's Research Institute.

She is also a Fellow of the Australian Institute of Company Directors, a Fellow of the Australian Institute of Management and a Fellow of the Finance and Treasury Association.

Mrs Cross was previously the Chairman of Qantas Superannuation Limited and Deputy Chairman of Victoria's Transport Accident Commission. She was a Director of AMP Limited and Suncorp-Metway Limited. Mrs Cross was a Member of the Financial Sector Advisory Council, the Companies and Securities Advisory Committee, the Merrill Lynch Australasia Advisory Board and an Advisory Member of the Deloitte Touche Board of Partners. She has also served on a variety of not-for-profit boards.

Prior to becoming a professional company director in 1996, Mrs Cross held various senior executive positions with Chase Manhattan Bank, Banque Nationale de Paris and National Australia Bank in New York, Europe and Australia.

Mrs Cross holds a Bachelor of Science (Honours) from Georgetown University.

In 2003, Mrs Cross received a Centenary Medal for service to Australian society through the finance industry.

Garry Hounsell
Independent Non-Executive Director

Garry Hounsell was appointed to the Board in January 2005.

He is Chairman of the Qantas Audit Committee.

Mr Hounsell is currently a Director of Orica Limited and Nufarm Limited. Mr Hounsell is also Chairman of emitch Limited and an Executive of Investec Bank (Australia) Ltd.

He is also a Director of The Macfarlane Burnet Institute for Medical Research and Public Health Ltd and the Methodist Ladies College Ltd. He is a Fellow of The Institute of Chartered Accountants in Australia, a Certified Practising Accountant and a Fellow of the Australian Institute of Company Directors.

Mr Hounsell is a former Senior Partner of Ernst & Young and Chief Executive Officer and Country Managing Partner of Arthur Andersen.

He holds a Bachelor of Business (Accounting).


James Packer


Dr John Schubert


James Strong • AO

James Packer
Independent Non-Executive Director

James Packer was appointed to the Board in March 2004.

Mr Packer has been Executive Chairman of Publishing and Broadcasting Limited since May 1998 and prior to that he was the Chief Executive Officer from March 1996 to May 1998.

Mr Packer is the Executive Chairman of Consolidated Press Holdings Limited. He is also Non-Executive Chairman of SEEK Limited and a Director of Challenger Financial Services Group Limited.

Dr John Schubert
Independent Non-Executive Director

John Schubert, BE, PhD, FIEAust, CPEng, FTS, FIChemE, was appointed to the Board in October 2000.

He is a Member of the Qantas Safety, Environment & Security Committee and the Qantas Nominations Committee.

Dr Schubert is Chairman of the Commonwealth Bank of Australia and a Director of BHP Billiton Limited. He is also Chairman of G2 Therapies Limited and the Great Barrier Reef Research Foundation. Dr Schubert is a Member of the Australian Graduate School of Management Advisory Board and the Business Council of Australia.

Dr Schubert commenced his career with Esso Australia Ltd as a professional engineer and held various positions with Esso in Australia and overseas. In 1983 he was appointed to the Board of Esso Australia. In 1985, Dr Schubert became Esso's Deputy Managing Director and in 1988 he became Esso's Chairman and Managing Director.

Dr Schubert was Managing Director and Chief Executive Officer of Pioneer International Limited from 1993 until 2000. From 2001 to 2003 he was the President of the Business Council of Australia. He was also previously Chairman of Worley Parsons Limited.

James Strong, AO
Independent Non-Executive Director

James Strong was appointed to the Board on 1 July 2006.

He is Chairman of the Qantas Remuneration Committee.

Mr Strong was previously the Chief Executive Officer and Managing Director of Qantas between 1993 and March 2001, following an appointment to the Board in 1991.

He is Chairman of Woolworths Limited, Insurance Australia Group Limited (IAG), Rip Curl Group Pty Ltd and the Australian Council for the Arts. He is also involved in other arts and private organisations.

Mr Strong was formerly the Group Chief Executive of the DB Group in New Zealand and National Chairman of Partners of Corrs Chambers Westgarth. He was also Chief Executive Officer of Australian Airlines from December 1985 until September 1989. He has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006 Mr Strong was made an Officer of the Order of Australia.

Executive Team

Geoff Dixon	Chief Executive Officer
Peter Gregg	Chief Financial Officer and Executive General Manager Strategy
John Borghetti	Executive General Manager Qantas
Kevin Brown	Executive General Manager People
David Cox	Executive General Manager Qantas Engineering
Grant Fenn	Executive General Manager Associated Businesses
Simon Hickey	Group General Manager Strategy and Fleet
Alan Joyce	Chief Executive Officer Jetstar
Rob Kella	Chief Risk Officer
Colin Storrie	Deputy Chief Financial Officer



OVERVIEW

Corporate Governance is core to ensuring the creation, protection and enhancement of shareholder value. The Board maintains, and ensures that Qantas management maintains, the highest level of corporate ethics. The Board comprises a majority of Independent Non-Executive Directors who, together with the Executive Directors, have extensive commercial experience and bring independence, accountability and judgment to the Board's deliberations to ensure maximum benefit to stakeholders including shareholders, customers, suppliers, employees, government regulators and members of communities where Qantas operates.

The Board endorses the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (ASX Principles).

THE BOARD LAYS SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The Board has adopted a formal Charter. A copy of the Board Charter is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance).

The Board is responsible for:

- promoting ethical and responsible decision-making;
- ensuring compliance with laws, tax obligations, regulations, appropriate accounting standards and corporate policies (including the Qantas Code of Conduct & Ethics);
- setting and reviewing strategic direction and approving the annual operating budget;
- overseeing the Qantas Group, including its control and accountability systems;
- monitoring the operating and financial performance of the Qantas Group;
- approving and monitoring major capital expenditure programs;
- appointing and removal of the Chief Executive Officer and Chief Financial Officer;
- monitoring the performance of the Chief Executive Officer, Chief Financial Officer and Executive Management;
- ensuring a clear relationship between performance and executive remuneration;
- monitoring risk management;
- ensuring that the market and shareholders are fully informed of material developments; and
- recognising the legitimate interests of stakeholders.

Directors receive formal letters of appointment setting out the key terms, conditions and expectations of their appointment.

BOARD MEETINGS

The Board holds nine formal Meetings a year. Additional Meetings are held as required. A two-day Meeting is held in May to review and approve the strategy and financial plan for the next financial year. The Board also meets with senior management to consider matters of strategic importance to Qantas.

Details of the Directors, their qualifications, skills and experience are detailed on pages 36-39. Attendance at 2005/06 Board and Committee Meetings is detailed on page 49.

AUSTRALIAN PROVISIONS

The Qantas Constitution contains the following provisions required by the Qantas Sale Act to ensure the independence of the Qantas Board and to protect the airline's position as the Australian flag carrier:

- head office must be in Australia;
- two-thirds of the Directors must be Australian citizens;
- Chairman must be an Australian citizen;
- quorum for a Directors' Meeting must include a majority of Directors who are Australian citizens;
- maximum 49 per cent aggregate foreign ownership;
- maximum 35 per cent aggregate foreign airline ownership; and
- maximum 25 per cent ownership by one foreign person.

THE BOARD IS STRUCTURED TO ADD VALUE

Qantas has 11 Directors (see details on pages 36-39). Nine Directors are Independent Non-Executive Directors elected by shareholders. The Independent Non-Executive Directors are:

Director	Year of Appointment
Margaret Jackson (Chairman)	1992
Paul Anderson	2002
Mike Codd	1992
Peter Cosgrove	2005
Patricia Cross	2004
Garry Hounsell	2005
James Packer	2004
John Schubert	2000
James Strong	2006

INDEPENDENCE

Independent Directors are those who have the ability to exercise their duties unfettered by any business or other relationship and are willing to express their opinions at the Board table free of concern about their position or the position of any third party. The Board does not believe it is possible to draft a list of criteria which are appropriate to characterise, in all circumstances, whether a Non-Executive Director is independent. It is the approach and attitude of each Non-Executive Director which is critical and this must be considered in relation to each Director while taking into account all other relevant factors, which may include whether the Non-Executive Director:

- is a substantial shareholder (within the definition of section 9 of the Corporations Act) of Qantas, or an officer of, or otherwise associated directly with, a substantial shareholder of Qantas;
- has, within the last three years, been employed in an executive capacity by the Qantas Group;
- has, within the last three years, been a principal of a material professional adviser or a material consultant to the Qantas Group or an employee materially associated with the service provided;
- is a material supplier or customer of the Qantas Group, or an officer of or otherwise associated directly or indirectly with, a material supplier or customer;
- has any material contractual relationship with the *Qantas Group* other than as a Director;
- has served on the Board for a period which could materially interfere with the Director's ability to act in the best interests of the Qantas Group (and it is neither possible nor appropriate to assign a fixed term to this criteria); or
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Qantas.

INDEPENDENCE CONTINUED

The Board Charter requires each Director to immediately disclose to the Board if they have any concerns about their own independence.

All Independent Non-Executive Directors bring a real independent view to the consideration of Board issues.

Qantas believes that the following materiality thresholds are relevant when considering the independence of Non-Executive Directors:

- for Directors:
  - a relationship which accounts for more than 10 per cent of his/her gross income (other than Director's fees paid by Qantas); or
  - when the relationship is with a firm, company or entity, in respect of which the Director (or any associate) has more than a 20 per cent shareholding if a private company or two per cent shareholding if a listed company; and
- for Qantas:
  - in respect of advisers or consultants – where fees paid exceed $2 million per annum;
  - in respect of suppliers – where goods or services purchased by the Qantas Group exceed $100 million per annum (other than banks, where materiality must be determined on a case-by-case basis); or
  - in respect of customers – where goods or services supplied by the Qantas Group exceed $100 million per annum.

Qantas, as the principal Australian airline, has commercial relationships with most, if not all, major entities in Australia. As such, in determining whether a Non-Executive Director is independent, simply being a non-executive director on the board of another entity is not, in itself, sufficient to affect independence. Nevertheless, any Director on the board of another entity is ordinarily expected to excuse themselves from any meeting where that entity's commercial relationship with Qantas is directly or indirectly discussed.

Qantas has two Executive Directors, Geoff Dixon (Chief Executive Officer) and Peter Gregg (Chief Financial Officer). These Directors are not treated as independent.

Independent professional advice is available to the Directors if necessary, at the expense of Qantas.

At the 2000 AGM, shareholders approved Qantas entering into Director Protection Deeds with each Director.

NOMINATIONS COMMITTEE

The Nominations Committee:

- has two Members who are Independent Non-Executive Directors;
- is chaired by Margaret Jackson;
- has a written Charter which is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance); and
- assists the Board in fulfilling its Corporate Governance responsibilities in regards to:
  - Board appointments and performance;
  - Directors' induction program;
  - Committee Membership;
  - Executive Management succession planning, appointments and terminations; and
  - other matters referred to the Committee by the Board.

The experience and qualifications of Members of the Nominations Committee are detailed on pages 36-39. Membership of and attendance at 2005/06 Nominations Committee Meetings are detailed on page 49.

THE BOARD PROMOTES ETHICAL AND RESPONSIBLE DECISION-MAKING

The Board has a formal code of conduct and ethics which deals with:

- compliance with laws and regulations;
- political contributions;
- unacceptable payments;
- giving or receiving gifts;
- protection of Qantas assets;
- proper accounting;
- dealing with auditors;
- unauthorised public statements;
- conflict of interest;
- use of inside information; and
- Qantas Employee Share Trading Policy (Insider Trading).

A copy of the Qantas Code of Conduct & Ethics is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance).

The Qantas Code of Conduct & Ethics contains the Qantas Employee Share Trading Policy (Insider Trading). The Policy sets guidelines designed to protect Qantas and Qantas employees from intentionally or unintentionally breaching the law. Qantas employees must not purchase or sell Qantas securities while in possession of material non-public information.

PROTECTED DISCLOSURES

The Qantas Protected Disclosures Policy encourages employees to report concerns in relation to illegal, unethical or improper conduct in circumstances where they may be apprehensive about raising their concern because of fear of possible adverse repercussion. A Qantas Protected Disclosures Committee has been established to manage investigations and report to the Board and Audit Committee. The Policy is available to all Qantas Group employees and is also available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance).

THE BOARD SAFEGUARDS THE INTEGRITY OF FINANCIAL REPORTING

As required by section 295A of the Corporations Act, the Chief Executive Officer and Chief Financial Officer have declared that:

"In our opinion:

a. the financial records of Qantas for the year ended 30 June 2006 (Financial Period) have been properly maintained in accordance with section 286 of the Corporations Act;

b. the financial statements and the notes referred to in section 295(3)(b) of the Corporations Act for the Financial Period comply with the accounting standards; and

c. the financial statements and notes for the Financial Period give a true and fair view in accordance with section 297 of the Corporations Act."

In addition, as suggested by Recommendation 4.1 of the Principles, the Chief Executive Officer and Chief Financial Officer state that:

"The Financial Report for the Financial Period presents a true and fair view, in all material respects, of the Qantas Group's financial condition and operational results and is in accordance with relevant accounting standards."

AUDIT COMMITTEE

The Board has an Audit Committee which:

- has three Members who are Independent Non-Executive Directors;
- is chaired by Garry Hounsell, an Independent Non-Executive Director who is a Fellow of The Institute of Chartered Accountants in Australia and a Certified Practising Accountant;
- has a written Charter which is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance);
- includes Members who are all financially literate; and
- is responsible for monitoring:
  - business risk management (other than the operational risk management issues delegated to the Safety, Environment & Security Committee (SESC));
  - compliance with legal and regulatory obligations (other than the operational compliance obligations monitored by the SESC);
  - compliance by all employees with all policies including the Qantas Code of Conduct & Ethics;
  - the integrity of Qantas' internal control framework;
  - the reliability and integrity of financial information for inclusion in the Financial Report of Qantas;
  - safeguarding the independence of the internal and external auditor; and
  - audit, accounting, financial and tax reporting obligations.

The experience and qualifications of Members of the Audit Committee are detailed on pages 36-39. Membership of and attendance at 2005/06 Audit Committee Meetings are detailed on page 49.

The Board and Audit Committee closely monitor the independence of the external auditor. Regular reviews occur of the independence safeguards put in place by the external auditor. As required by section 300(11D)(a) of the Corporations Act and clause 42 of the Audit Committee Charter, the Audit Committee has advised the Board that it is appropriate for the following statement to be included in the 2006 Directors' Report under the heading "Non-Audit Services":

"The Directors are satisfied that:

a. the non-audit services provided during the 2005/06 financial year by KPMG as the external auditor were compatible with the general standard of independence for auditors imposed by the Corporations Act; and

b. any non-audit services provided during the 2005/06 financial year by KPMG as the external auditor did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

  - KPMG services have not involved partners or staff acting in a managerial or decision-making capacity within the Qantas Group or been involved in the processing or originating of transactions;
  - KPMG non-audit services have only been provided where Qantas is satisfied that the related function or process will not have a material bearing on the audit procedures;
  - KPMG partners and staff involved in the provision of non-audit services have not participated in associated approval or authorisation processes;
  - a description of all non-audit services undertaken by KPMG and the related fees have been reported to the Board to ensure complete transparency in relation to the services provided; and
  - the declaration required by section 307C of the Corporations Act confirming independence has been received from KPMG."

Qantas rotates the lead audit partner every five years and imposes restrictions on the employment of ex-employees of the external auditor.

Policies are in place to restrict the type of non-audit services which can be provided by the external auditor and there is a detailed monthly review of non-audit fees paid to the external auditor.

At each Meeting, the Audit Committee meets privately with management without the external auditor and with the external auditor without management.

THE BOARD MAKES TIMELY AND BALANCED DISCLOSURE

Qantas has an established process to ensure that it is in compliance with its ASX Listing Rule disclosure requirements. This includes a bi-monthly confirmation by all senior management that their areas have complied with the Qantas Continuous Disclosure Policy, together with an ongoing obligation to advise the Company Secretary of any material non-public information arising in between confirmations.

A copy of the Qantas Continuous Disclosure Policy is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance). Qantas includes commentary on its financial results in its Annual Report.

THE BOARD RESPECTS THE RIGHTS OF SHAREHOLDERS

Qantas has a Shareholder Communications Policy which promotes effective communication with shareholders and encourages participation at general meetings. A copy of the Qantas Shareholder Communications Policy is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance).

Qantas places all market announcements on its website and registered shareholders receive an email when there is a material announcement.

The 2006 Notice of Meeting and Explanatory Letter is on the Qantas website and the 2006 AGM will be available for viewing by live webcast. For shareholders unable to attend, a question form accompanied the Notice of Meeting, giving shareholders the opportunity to forward questions and comments to Qantas or the external auditor prior to the AGM.

AUDITOR AT ANNUAL GENERAL MEETING

The external auditor attends the AGM and is available to answer shareholder questions on:

- the conduct of the audit;
- the preparation and conduct of the auditor's report;
- the accounting policies adopted by Qantas in relation to the preparation of the Financial Report; and
- the independence of the auditor in relation to the conduct of the audit.

THE BOARD RECOGNISES AND MANAGES RISK

The businesses operated by Qantas are complex and involve a range of strategic, operational, financial and legal risks. Recognising this, the Board has established a sound system of risk oversight and management and internal control designed to identify, assess, monitor and manage risk.

Policies have been developed that include components relating to oversight, risk profile, risk management and assessing the effectiveness of risk oversight and management. Qantas is continually aligning its system of risk management, internal compliance and control with principles included in the Australian/New Zealand Standard on Risk Management (AS/NZS 4360:2004) and the COSO (the Committee of Sponsoring Organisations of the Treadway Commission) framework for evaluating internal controls.

INTERNAL AUDIT

Qantas has an effective Internal Audit function which is materially involved in risk identification and management. The Internal Audit function is independent of the external auditor, has full access to management and the right to seek information and explanation. The Audit Committee oversees the scope of the Internal Audit and has access to the Group General Manager Internal Audit without the presence of management.

SAFETY & RISK LEADERSHIP COMMITTEE

Qantas has established a Safety & Risk Leadership Committee (SRLC), whose members include Executive Management. The SRLC meets quarterly to identify all major risks, ensure appropriate risk management plans are in place and to monitor the effectiveness of the implementation of the risk management plans. The SRLC prepares a bi-monthly Corporate Risk Management and Internal Audit Activity Report for the Board which is reviewed in detail by both the Audit Committee and the SESC.

SAFETY, ENVIRONMENT & SECURITY COMMITTEE

In 1994, the Board established the SESC which:

- has four Members, the Chief Executive Officer and three Independent Non-Executive Directors;
- is chaired by Mike Codd, an Independent Non-Executive Director;
- has a written Charter which is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance); and
- is responsible for monitoring:
  - safety, occupational health, the protection of the environment and operational security;
  - operational risk management (other than the business risk management issues delegated to the Audit Committee) to ensure that the appropriate risk management procedures are in place to protect the airline, its passengers, its employees and the community; and
  - compliance with all operational legal and regulatory obligations (other than the business compliance obligations monitored by the Audit Committee).

The experience and qualifications of Members of the SESC are detailed on pages 36-39. Membership of and attendance at 2005/06 SESC Meetings are detailed on page 49.

CHIEF EXECUTIVE OFFICER / CHIEF FINANCIAL OFFICER DECLARATION

In accordance with Recommendation 7.2 of the ASX Principles, at the time the Chief Executive Officer and Chief Financial Officer provide the Board with the Financial Declaration, they also state to the Board that, in respect of the entire reporting period:

"1.1 the statement given in accordance with Recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies which have been adopted by the Board of Directors either directly or through delegation to senior executives; and

1.2 the risk management and internal compliance and control systems are operating effectively, in all material respects, based on the risk management statement adopted by Qantas. This statement incorporates as its foundation the principles included in the Australian/New Zealand Standard on Risk Management (AS/NZS 4360:2004).

2. The statements given in accordance with Recommendation 7.2 (above) regarding the risk management and internal compliance and control system provide a reasonable, but not absolute level of assurance and do not imply a guarantee against adverse events or more volatile outcomes arising in the future."

THE BOARD ENCOURAGES ENHANCED PERFORMANCE

The Nominations Committee is responsible for implementing a process to evaluate the Board's performance.

A formal review of Board performance was undertaken during the year by the Board and an external consultant. The Board and its external consultant discussed the results of the review at the Board's May 2006 Meeting.

The Chairman discusses performance with each Director during the year.

A formal induction program is available to new Directors to ensure they have a working knowledge of Qantas and the airline industry.

The Directors have open access to all relevant information, there are regular management presentations and visits to interstate/offshore operations. Directors may meet independently with management at any time to discuss areas of interest or concern.

THE BOARD REMUNERATES FAIRLY AND RESPONSIBLY

The Qantas Executive Remuneration Philosophy and Objectives is set out in full in the Directors' Report (from page 54).

REMUNERATION COMMITTEE

The Board has a Remuneration Committee which:

- has three Members who are Independent Non-Executive Directors;
- is chaired by James Strong;
- has a written Charter which is available on the Corporate Governance section of the Qantas Website (http://www.qantas.com.au/info/about/corporateGovernance); and
- is responsible for developing and recommending to the Board:
  - remuneration policies for Non-Executive Directors;
  - remuneration policies for the Chief Executive Officer and Chief Financial Officer;
  - remuneration policies for Executive Management;
  - executive option and share grants;
  - human resources policies; and
  - other matters referred to the Committee by the Board.

The experience and qualifications of Members of the Remuneration Committee are detailed on pages 36-39. Membership of and attendance at 2005/06 Remuneration Committee Meetings are detailed on page 49.

The remuneration of the Key Management Personnel is disclosed in the Remuneration Report from page 61. All equity-based executive remuneration is made in accordance with plans approved by shareholders.

On retirement, Directors are entitled to statutory superannuation and certain travel entitlements which are reasonable and standard practice in the aviation industry (see page 58).

QANTAS RECOGNISES THE LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board has a formal code of conduct and ethics which is available on the Corporate Governance section of the Qantas website (http://www.qantas.com.au/info/about/corporateGovernance). Qantas also has formal policies relating to its legal and other obligations to all legitimate stakeholders. These include areas such as safety, service standards, occupational health and safety, employment practices, staff and contractor training, fair trading, consumer privacy and environmental protection. Each policy includes procedures for compliance and monitoring effectiveness.

	Qantas Group		Increase/(Decrease)
INCOME STATEMENT	2006 $M	2005 $M	%
Sales and other income			
Net passenger revenue	**10,504.0**	9,571.6	9.7
Net freight revenue	**887.8**	759.9	16.8
Tours and travel revenue	**719.4**	707.8	1.6
Contract work revenue	**469.0**	484.9	(3.3)
Other	**1,066.5**	1,039.7	2.6
Sales and other income	**13,646.7**	12,563.9	8.6
Expenditure			
Manpower and staff related	**3,321.7**	3,163.5	5.0
Selling and marketing	**469.6**	501.6	(6.4)
Aircraft operating – variable	**2,525.3**	2,370.6	6.5
Fuel	**2,802.3**	1,931.7	45.1
Property	**320.1**	302.0	6.0
Computer and communication	**487.5**	502.8	(3.0)
Tours and travel	**591.2**	563.7	4.9
Capacity hire	**369.6**	341.0	8.4
Other	**467.0**	380.6	22.7
Depreciation and amortisation	**1,249.8**	1,241.3	0.7
Non-cancellable operating lease rentals	**355.7**	266.8	33.3
Share of net profit of associates and jointly controlled entities	**(38.9)**	(15.7)	147.8
Expenditure	**12,920.9**	11,549.9	11.9
Profit before related income tax expense and net finance costs	**725.8**	1,014.0	(28.4)
Net finance costs	**(54.6)**	(99.7)	(45.2)
Profit before related income tax expense	**671.2**	914.3	(26.6)
Income tax expense	**(191.2)**	(225.0)	(15.0)
Profit for the year	**480.0**	689.3	(30.4)
Minority interest	**(0.5)**	(0.8)	(37.5)
Profit for the year attributable to members of Qantas	**479.5**	688.5	(30.4)

BALANCE SHEET			
Total assets	**19,183.3**	18,390.4	4.3
Total liabilities	**13,102.2**	12,860.5	1.9
Total equity	**6,081.1**	5,529.9	10.0

CASH FLOW			
Net cash from operating activities	**2,026.0**	2,101.9	(3.6)
Net cash used in investing activities	**(889.6)**	(1,519.7)	(41.5)
Net cash used in financing activities	**(138.2)**	(43.7)	216.2
Net increase in cash and cash equivalents held	**998.2**	538.5	85.4

PERFORMANCE RATIOS			
Net debt to net debt plus equity (ratio)	**27:73**	38:62	n/a
Net debt to net debt plus equity including off balance sheet debt and hedge reserve (ratio)	**44:56**	n/a	n/a
Net debt to net debt plus equity including off balance sheet debt and excluding hedge reserve (ratio)	**46:54**	n/a	n/a
Net debt to net debt plus equity including off balance sheet debt and revenue hedge receivables (ratio)	**n/a**	46:54	n/a
Earnings per share (cents)	**24.9**	36.8	(11.9) cents
Return on equity (percentage)	**7.9**	12.5	(4.6) points
Return on equity including the notional capitalisation of non-cancellable operating leases on a hedged basis (percentage)	**7.4**	13.8	(6.4) points
Profit before related income tax expense and net finance costs as a percentage of sales and other income (percentage)	**5.3**	8.1	(2.8) points
Profit before related income tax expense as a percentage of sales and other income (percentage)	**4.9**	7.3	(2.4) points

DISCUSSION AND ANALYSIS OF THE INCOME STATEMENT

QANTAS GROUP OPERATIONAL STATISTICS AND PERFORMANCE INDICATORS*	Unit	Qantas Group 2006	2005	Increase/(Decrease) %
Passengers carried	000	**34,075**	32,658	4.3
Revenue passenger kilometres (RPKs)	M	**90,899**	86,986	4.5
Available seat kilometres (ASKs)	M	**118,070**	114,003	3.6
Revenue seat factor	%	**77.0**	76.3	0.9 points
Passenger yield (passenger revenue per RPK)	cents	**11.05**	10.34	6.9
Average full-time equivalent employees	#	**34,832**	35,520	(1.9)
Aircraft in service at balance date	#	**216**	200	16 aircraft
Return on total revenue	%	**3.5**	5.5	(2.0) points
Return on equity	%	**7.9**	12.5	(4.6) points

* A glossary of terms appears on page 144.

REVIEW OF INCOME STATEMENT

- Profit before related income tax expense (PBT) was $671.2 million, a decrease of $243.1 million or 26.6 per cent. Profit attributable to members of Qantas was $479.5 million.
- PBT for Qantas operations (including QantasLink and Australian Airlines) totalled $578.4 million, a decline of $212.4 million or 26.9 per cent on the prior year. Net passenger revenue increased by 8.0 per cent, including fuel surcharge recoveries, reflecting a 7.9 per cent improvement in yield (excluding unfavourable foreign exchange rate movements) and a 1.0 point increase in seat factor to 77.2 per cent. Capacity increased by 0.8 per cent reflecting the commencement of services to Beijing and San Francisco and the new Dash 8-Q400 turboprop aircraft within QantasLink, offset by the transfer of some trans-Tasman and domestic flying to Jetstar. Net expenditure increased by 11.5 per cent, predominantly due to the impact of fuel price increases and restructuring costs.
- Jetstar recorded a PBT result of $10.8 million which included $4.0 million of start-up costs for trans-Tasman operations and $10.2 million in costs associated with the launch and set-up of Jetstar International. Excluding these costs, Jetstar's PBT was $25.0 million, which was a decline of $10.6 million on the prior year. PBT was impacted by increased fuel costs and higher lease costs reflecting the transition to an all A320-200 fleet.
- PBT for non-flying subsidiary businesses declined by $15.2 million or 11.3 per cent largely due to reduced PBT by Qantas Holidays and the write-down of the investment in Orangestar.

REVIEW OF SALES AND OTHER INCOME

- Total sales and other income for the year increased by $1,082.8 million to $13.6 billion, an increase of 8.6 per cent on the prior year. Excluding the unfavourable impact of foreign exchange movements, sales and other income increased by $1,179.8 million or 9.4 per cent.
- Net passenger revenue increased by $932.4 million to $10.5 billion, an increase of 9.7 per cent. Excluding the unfavourable impact of exchange rate movements, revenue increased by 10.7 per cent due to growth in traffic of 4.5 per cent and an improvement in yield (excluding exchange) of 6.9 per cent. Overall, Qantas Group capacity increased by 3.6 per cent compared with the prior year.
- Other revenue categories increased by $150.4 million to $3.1 billion, an increase of 5.0 per cent. This was primarily due to an increase in freight revenue of $127.9 million.

REVIEW OF EXPENDITURE

- Total expenditure, including net financing costs, increased by $1,325.9 million or 11.6 per cent to $12.9 billion. Excluding the favourable impact of movements in foreign exchange rates, total expenditure increased by $1,420.9 million or 12.2 per cent. Excluding fuel which increased by $870.6 million, and restructuring costs of $181.5 million, expenditure increased by $273.8 million or 2.8 per cent, which is lower than the 3.6 per cent increase in capacity.
- Net expenditure cost per ASK increased by 10.9 per cent. After eliminating the impact of unfavourable fuel cost movements and restructuring expenses, unit costs improved by 2.2 per cent.
- Manpower and staff related expenditure increased by $158.2 million or 5.0 per cent, driven by $134.2 million of business restructuring costs. Activity growth and a 3.0 per cent Enterprise Bargaining Agreement (EBA) wage increase were largely offset by productivity and other cost improvement initiatives. Full-time equivalent employees (FTEs) decreased by 1.9 per cent on the prior year.
- Selling and marketing expenditure decreased by $32.0 million or 6.4 per cent largely due to lower national advertising costs and favourable foreign exchange.

REVIEW OF EXPENDITURE CONTINUED

- Aircraft operating variable costs increased by $154.7 million or 6.5 per cent which reflected increased engine maintenance costs, airport fees and en-route charges and higher security charges including additional airside screening requirements.
- Fuel costs increased by 45.1 per cent or $870.6 million. Fuel price rises increased costs by $1,065.7 million before hedging benefits of $281.6 million reflecting an average into-plane fuel price rise after hedging of 42.5 per cent. Higher consumption from a 3.4 per cent increase in flying hours (including freighter aircraft) increased costs by $90.2 million. Favourable foreign exchange rate movements reduced fuel costs by $2.8 million.
- Property costs increased by $18.1 million or 6.0 per cent. This was driven by the increased rents at domestic airport terminals and higher maintenance on baggage sorting and screening equipment.
- Computer and communication costs decreased by $15.3 million or 3.0 per cent due to lower infrastructure costs following the replacement of the 30-year old Data Centre in the prior year.
- Depreciation and amortisation increased by $8.5 million or 0.7 per cent reflecting depreciation on existing aircraft and modifications and the change in financing mix from ownership to operating lease.
- Non-cancellable operating lease rentals increased by $88.9 million or 33.3 per cent reflecting the financing of 15 A320 aircraft and nine B737-800 aircraft via operating lease.
- Capacity hire costs increased by $28.6 million or 8.4 per cent largely due to additional wet-leased freighter capacity.
- Other expenditure increased by $86.4 million or 22.7 per cent largely as a result of the write-down of the Orangestar investment and recognition of A-IFRS fair value changes.

REVIEW OF OTHER INCOME STATEMENT ITEMS

- Net borrowing costs decreased by $45.1 million or 45.2 per cent. This reflects additional interest received from a higher average cash balance and aircraft financing mix changes from ownership to operating leasing.
- The unfavourable net impact of foreign exchange rate movements on the overall PBT was $2.0 million.
- The effective tax rate increased by 3.9 percentage points to 28.5 per cent, primarily due to the Qantas Group's entry into tax consolidations in the prior year.
- Basic earnings per share decreased by 32.3 per cent to 24.9 cents. This reflected the decline in profit for the year of 30.4 per cent and an additional 55 million shares issued under the DRP during the year.

DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

The net assets of the Qantas Group increased by 10.0 per cent to $6,081.1 million during the year. The major movements are discussed below.

REVIEW OF TOTAL ASSETS

- Total cash and current receivables increased by $1,096.6 million reflecting an increase of $998.2 million in net cash as discussed below.
- Property, plant and equipment decreased by 2.4 per cent which reflected capital expenditure on new aircraft acquisitions including six B737-800, three A330-300 and four Dash 8-Q400, offset by the sale and operating leaseback of nine B737-800 aircraft.

REVIEW OF TOTAL LIABILITIES

- Total liabilities increased by 1.9 per cent to $13,102.2 million largely due to higher revenue received in advance in the final quarter of the year and higher deferred tax liabilities reflecting the unrealised gains from marking to market financial instruments held at 30 June 2006, as required under A-IFRS.

REVIEW OF TOTAL EQUITY

- Issued capital increased by $200.7 million reflecting participation in the DRP for the 2005 final and 2006 interim dividends.

GEARING

- Qantas Group gearing (including off balance sheet debt) at 30 June 2006 was 44:56 after inclusion of the new financial instrument Hedge Reserve in the equity calculation for reporting periods commencing after 1 July 2005. The gearing ratio at 30 June 2005 as determined under previous GAAP was 47:53.
- Gearing is the ratio of the book value of the Qantas Group's net debt (short and long-term plus non-cancellable operating leases less the fair value of hedges relating to debt and cash and cash equivalents) to the book value of total equity.

DISCUSSION AND ANALYSIS OF THE CASH FLOW STATEMENT

For the purposes of the Cash Flow Statement, cash and cash equivalents includes cash at bank and on hand, cash at call, short-term money market securities and term deposits with an original maturity of three months or less.

REVIEW OF CASH FLOWS FROM OPERATING ACTIVITIES

- Cash flows provided from operating activities decreased by 3.6 per cent to $2,026.0 million, despite a 26.6 per cent decline in PBT. This reflected higher deferred revenue receipts in the final quarter of the year and the ongoing success of working capital improvement initiatives.

REVIEW OF CASH FLOWS FROM INVESTING ACTIVITIES

- Cash flows used in investing activities decreased by $630.1 million to $889.6 million.
- Total capital expenditure decreased by $279.2 million to $1,527.1 million reflecting lower aircraft progress and delivery payments, as more aircraft were financed via operating lease combined with lower configuration costs, engine modifications and spares.
- Proceeds from financing of non-current assets of $627.8 million relates to the sale and operating leaseback of nine B737-800 aircraft.
- Net payments for investments of $37.3 million reflected additional investment in Orangestar and Jet Turbine Services.

REVIEW OF CASH FLOWS FROM FINANCING ACTIVITIES

- Cash flows used in financing activities increased by $94.5 million to $138.2 million.
- Net proceeds from borrowing decreased by $57.4 million to a net $73.9 million.
- Dividends increased by $37.3 million to $212.1 million reflecting a two cent increase in dividends paid.

The Qantas Group held cash of $2,902.0 million and had access to additional funding of $1,270.0 million as at 30 June 2006. This comprised a $500.0 million stand-by facility and a $770.0 million revolving facility under a syndicated loan.

The Directors of Qantas Airways Limited (Qantas) present their report together with the Financial Report of the consolidated entity, being Qantas and its controlled entities (Qantas Group), for the year ended 30 June 2006 and the Independent Audit Report thereon.

DIRECTORS

The Directors of Qantas at any time during or since the end of the year are:

Margaret Jackson, AC
Geoff Dixon
Peter Gregg
Paul Anderson
Mike Codd, AC
Peter Cosgrove, AC, MC (appointed 6 July 2005)
Patricia Cross
Garry Hounsell
Jim Kennedy, AO, CBE (retired 30 June 2006)
James Packer
John Schubert
James Strong, AO (appointed 1 July 2006)

Details of Directors, their qualifications, experience and any special responsibilities, including Qantas Committee Memberships, are set out on pages 36 to 39.

PRINCIPAL ACTIVITIES

The principal activities of the Qantas Group during the course of the year were the operation of international and domestic air transportation services, the provision of time definite freight services, the sale of international and domestic holiday tours and associated support activities including information technology, catering, ground handling and engineering and maintenance. There were no significant changes in the nature of the activities of the Qantas Group during the year.

DIVIDENDS

The Directors declared a final dividend of $215.1 million (final dividend of 11.0 cents per share) for the year ended 30 June 2006 (2005: final dividend of 10.0 cents per share). The final dividend will be fully franked and follows a fully franked interim dividend of $212.2 million (11.0 cents per share), which was paid during the year.

REVIEW OF OPERATIONS AND STATE OF AFFAIRS

A review of, and information about, the Qantas Group's operations, including the results of those operations and changes in the state of affairs of the Qantas Group during the year together with information about the financial position of the Qantas Group appears on pages 11 to 31. In the opinion of the Directors, there were no other significant changes in the state of affairs of the Qantas Group that occurred during the year under review.

EVENTS SUBSEQUENT TO BALANCE DATE

With the exception of the final dividend identified above, the increase in fuel costs, the Qantas Engineering negotiation regarding the potential sale of inventory, the investigations into price fixing in the air cargo market disclosed as a contingent liability in Note 23 and the formation of a new domestic freighter leasing business there has not arisen since the end of the year and the date of this Directors' Report any matter or circumstance that has significantly affected or may significantly affect the Qantas Group's operations, results of those operations or state of affairs in future years.

LIKELY DEVELOPMENTS

Further information about the likely developments in the operations of the Qantas Group in future years and the expected results of those operations has been omitted from this Directors' Report because disclosure of the information is likely to result in unreasonable prejudice to the Qantas Group. Further information about the Qantas Group's business strategies and its prospects for future years has been omitted from this Directors' Report because disclosure of the information is likely to result in unreasonable prejudice to the Qantas Group.

DIRECTORS' MEETINGS

The number of Directors' Meetings held (including Meetings of Committees of Directors) and the number of Meetings attended by each of the Directors during the year are as follows:

	Qantas Board											
	Scheduled Meetings		Unscheduled Meetings		Audit Committee		Safety, Environment & Security Committee		Remuneration Committee		Nominations Committee	
Directors	**Attended**	**Held[1]**	**Attended**	**Held[1]**	**Attended**	**Held[1]**	**Attended**	**Held[1]**	**Attended**	**Held[1]**	**Attended**	**Held[1]**
Margaret Jackson	8	9	1	1	4[2]	4	2[2]	4	4	4	1	1
Geoff Dixon	9	9	1	1	4[2]	4	3	4	4[2]	4	–	–
Peter Gregg	9	9	1	1	4[2]	4	1[2]	4	–	–	–	–
Paul Anderson	9	9	1	1	–	–	–	–	4	4	–	–
Mike Codd	9	9	1	1	4	4	4	4	1[2]	4	–	–
Peter Cosgrove[3]	9	9	1	1	2[2]	4	4	4	–	–	–	–
Patricia Cross[4]	9	9	1	1	2[2]	4	2[2]	4	4	4	–	–
Garry Hounsell	9	9	1	1	4	4	4[2]	4	3[2]	4	–	–
Jim Kennedy	9	9	1	1	3	4	–	–	4	4	–	–
James Packer	8	9	1	1	–	–	–	–	1[2]	4	–	–
John Schubert	9	9	1	1	–	–	4	4	–	–	1	1

1 Reflects the number of Meetings held during the time that the Director held office during the financial year.

2 Attended Meetings in an ex-officio capacity.

3 Mr Cosgrove was appointed as a Member of the Safety, Environment & Security Committee on 20 July 2005.

4 Mrs Cross was appointed as a Member of the Audit Committee on 19 July 2006.

DIRECTORSHIPS OF LISTED COMPANIES HELD BY THE MEMBERS OF THE BOARD – 1 JULY 2003 TO 30 JUNE 2006

Margaret Jackson

Qantas Airways Limited	– current, appointed 1 July 1992
Australia and New Zealand Banking Group Limited	– current, appointed 22 March 1994
Billabong International Limited	– current, appointed 4 July 2000
John Fairfax Holdings Limited	– ceased, appointed 1 March 2003 and ceased 31 August 2004
Southcorp Limited (formerly Southcorp Holdings Limited)	– ceased, appointed 23 August 2004 and ceased 26 May 2005

Geoff Dixon

Qantas Airways Limited	– current, appointed 1 August 2000
Leighton Holdings Limited	– ceased, appointed 19 August 1999 and ceased 31 May 2006
Publishing and Broadcasting Limited	– current, appointed 31 May 2006

Peter Gregg[1]

Qantas Airways Limited	– current, appointed 13 September 2000

Paul Anderson

Qantas Airways Limited	– current, appointed 2 September 2002
BHP Billiton Limited	– current, appointed 6 June 2006

Mike Codd

Qantas Airways Limited	– current, appointed 16 January 1992

Peter Cosgrove

Qantas Airways Limited	– current, appointed 6 July 2005

Patricia Cross

Qantas Airways Limited	– current, appointed 1 January 2004
National Australia Bank Limited	– current, appointed 1 December 2005
Wesfarmers Limited	– current, appointed 11 February 2003

Garry Hounsell[2]

Qantas Airways Limited	– current, appointed 1 January 2005
Nufarm Limited	– current, appointed 1 October 2004
Orica Limited	– current, appointed 21 September 2004

Jim Kennedy

Qantas Airways Limited	– ceased, appointed 18 October 1995 and ceased 30 June 2006
Australian Stock Exchange Limited	– current, appointed 26 February 1990
GWA International Limited	– current, appointed 28 August 1992
Suncorp-Metway Limited	– current, appointed 1 August 1997

James Packer

Qantas Airways Limited	– current, appointed 1 March 2004
Challenger Financial Services Group Limited	– current, appointed 6 November 2003
Crown Limited[3]	– current, appointed 22 July 1999
Publishing and Broadcasting Limited	– current, appointed 28 April 1992
SEEK Limited	– current, appointed 31 October 2004

John Schubert

Qantas Airways Limited	– current, appointed 23 October 2000
BHP Billiton Limited	– current, appointed 1 June 2000
Commonwealth Bank of Australia	– current, appointed 8 October 1991
Worley Parsons Limited (formerly Worley Group Limited)	– ceased, appointed 11 October 2002 and ceased 28 February 2005

1 In addition, Mr Gregg has been appointed to the Board of Leighton Holdings Limited effective 4 July 2006.

2 In addition, Mr Hounsell has been appointed to the Board of emitch Limited effective 1 September 2006.

3 Delisted in the relevant period.

QUALIFICATIONS AND EXPERIENCE OF EACH PERSON WHO IS A COMPANY SECRETARY OF THE COMPANY

Brett Johnson – General Counsel & Company Secretary, Bachelor of Laws (Syd), FAICD.

- joined Qantas in July 1995 just prior to the listing on the ASX;
- responsible for developing and implementing the Corporate Governance structure to ensure compliance with the Corporations Act, Listing Rules and Trade Practices Act;
- responsible for the management of all the legal and public company issues arising within the Qantas Group;
- Independent Non-Executive Director of Scott Corporation Limited (formerly Heggies Bulkhaul Limited) since 10 March 2005;
- Member of the ASX Listing Appeals Committee;
- admitted as a Solicitor of Supreme Court of New South Wales in 1982;
- 1989 to 1995 – General Counsel & Company Secretary, Memtec Limited; and
- 24 years legal experience working in Australia and overseas.

Cassandra Hamlin – Assistant Company Secretary, Bachelor of Commerce, CA.

- joined Qantas in January 1996;
- responsible for the day-to-day *management* of all public company issues arising within the Qantas Group;
- 1996 to 2001 – various Qantas financial reporting roles, including Financial Reporting Manager;
- 2001 to 2005 – Head of Qantas Investor Relations; and
- admitted as a Chartered Accountant with The Institute of Chartered Accountants in Australia in 1997.

Janine Rolfe resigned as Assistant Company Secretary on 3 March 2006.

DIRECTORS' INTERESTS AND BENEFITS

Particulars of Directors' interests in the issued capital of Qantas at the date of this Report are as follow:

	Shares	
Director	**2006 Number**	**2005 Number**
Margaret Jackson	**122,997**	122,997
Geoff Dixon	**846,017**[1]	394,974
Peter Gregg	**405,029**[2]	151,730
Paul Anderson	**25,000**	25,000
Mike Codd	**12,990**	12,236
Peter Cosgrove	**2,057**	–
Patricia Cross	**2,163**	2,163
Garry Hounsell	**32,756**	30,854
James Packer	**51,444**	–
John Schubert	**34,753**	34,753
James Strong	**27,280**	n/a

1 Includes the 277,777 shares (250,000 Deferred Shares and 27,777 Rights) released from restriction on 3 January 2006 under the 2002 Executive Director Long-Term Incentive Plan. Also includes the 1,255,005 QLTEIP Entitlements converted into 173,266 shares on 15 February 2006.

2 Includes the 166,666 shares (150,000 Deferred Shares and 16,666 Rights) released from restriction on 21 August 2006 under the 2002 Executive Director Long-Term Incentive Plan. Also includes the 627,503 QLTEIP Entitlements converted into 86,633 shares on 15 February 2006.

In addition to the interests shown above, indirect interests in Qantas shares held on behalf of Mr Dixon and Mr Gregg are as follows:

Geoff Dixon	Number	Number
Deferred Shares held in trust under:		
– 2002 Executive Director Long-Term Incentive Plan	–	250,000[1]
– 2004/05 Executive Director Performance Share & Performance Rights Plan	**150,000**	150,000
– 2005/06 Executive Director Performance Share & Performance Rights Plan	**150,000**	150,000
– 2006/07 Executive Director Performance Share & Performance Rights Plan (22 August 2006)	**142,500**	–
	442,500	550,000
Rights granted under:		
– 2002 Executive Director Long-Term Incentive Plan	–	27,777[2]
– 2003/04 Executive Director Deferred Share & Performance Rights Plan	**125,000**[3]	125,000
– 2004/05 Executive Director Performance Share & Performance Rights Plan	**450,000**	450,000
	575,000	602,777
Entitlements awarded under the Qantas Long-Term Executive Incentive Plan	**483,688**[4]	1,738,693

1 250,000 Deferred Shares were released from restriction on 3 January 2006.

2 27,777 Rights vested on 3 January 2006.

3 These Rights may vest after 28 August 2006, subject to a testing date of 30 June 2006.

4 1,255,005 Entitlements converted into 173,266 shares on 15 February 2006 (2005: nil converted). 244,995 Entitlements lapsed effective 1 July 2005 (2005: 61,313 Entitlements lapsed effective 1 July 2004).

Peter Gregg	2006 Number	2005 Number
Deferred Shares held in trust under:		
– 2002 Executive Director Long-Term Incentive Plan	–	150,000[1]
– 2004/05 Executive Director Performance Share & Performance Rights Plan	45,000	45,000
– 2005/06 Executive Director Performance Share & Performance Rights Plan	90,000	90,000
– 2006/07 Executive Director Performance Share & Performance Rights Plan (22 August 2006)	85,500	–
	220,500	285,000
Rights granted under:		
– 2002 Executive Director Long-Term Incentive Plan	–	16,666[2]
– 2003/04 Executive Director Deferred Share & Performance Rights Plan	80,000[3]	80,000
– 2004/05 Executive Director Performance Share & Performance Rights Plan	90,000	90,000
– 2005/06 Executive Director Performance Share & Performance Rights Plan	90,000	90,000
	260,000	276,666
Entitlements awarded under the Qantas Long-Term Executive Incentive Plan	78,100[4]	705,603

1 150,000 Deferred Shares were released from restriction on 21 August 2006.

2 16,666 Rights vested on 21 August 2006.

3 These Rights may vest after 28 August 2006, subject to a testing date of 30 June 2006.

4 627,503 Entitlements converted into 86,633 shares on 15 February 2006 (2005: nil converted). 122,497 Entitlements lapsed effective 1 July 2005 (2005: 9,900 Entitlements lapsed effective 1 July 2004).

SHARE ENTITLEMENTS

In previous years, Entitlements over unissued shares in Qantas were awarded to Executive Directors and Senior Executives under the Qantas Long-Term Executive Incentive Plan as detailed on page 107.

During the 2006 year, the following movements in Entitlements took place:

Qantas Long-Term Executive Incentive Plan	Number	Number
Entitlements available for vesting at 1 July	4,348,319	5,528,644
Entitlements issued	–	–
Entitlements lapsed	(3,998,319)	(1,180,325)
Entitlements vested	(175,000)	–
Entitlements available for vesting at 30 June	175,000[1]	4,348,319[2]

1 All of these Entitlements lapsed on 1 July 2006.

2 Of these Entitlements, 3,998,319 lapsed on 1 July 2005.

The following Entitlements were outstanding at 30 June 2006:

			Number of Entitlements[1]					
Expiry Date	Exercise Price	Value at Grant Date[2]	Net Vested 2006	Unvested 2006	Total 2006	Net Vested 2005	Unvested 2005	Total 2005
17 Nov 07	$4.99	$1.13	3,525,143	–	3,525,143	3,993,306	–	3,993,306
24 Nov 08	$3.44	$0.82	3,065,525	–	3,065,525	18,645,188	3,874,188	22,519,376
20 Feb 09	$3.62	$0.77	83,668	–	83,668	635,869	124,131	760,000
06 Dec 09	$3.25	$1.14	–	175,000	175,000[3]	–	350,000	350,000
			6,674,336	175,000	6,849,336	23,274,363	4,348,319	27,622,682

1 The Entitlements do not allow the holder to participate in any pro rata or bonus share issue of Qantas. No dividends are payable on Entitlements.

2 The estimated value per Entitlement at grant date disclosed above is calculated using the Black-Scholes Option Valuation Methodology.

3 All of these Entitlements lapsed on 1 July 2006.

RIGHTS

Performance Rights Plan	2006 Number	2005 Number
Rights outstanding at 1 July	**3,476,500**	1,586,000
Rights granted	**1,662,000**	1,959,500
Rights lapsed	**(548,500)**	(69,000)
Rights vested	**–**	–
Rights outstanding at 30 June	**4,590,000**	3,476,500

The following Rights were outstanding at 30 June 2006:

Testing Period	Grant Date	Value at Grant Date	Number of Rights[1] Net Vested 2006	Unvested 2006	Total 2006	Net Vested 2005	Unvested 2005	Total 2005
30 Jun 06[2]	15 Oct 03	\$3.09[5]	**–**	**155,000**	**155,000**	–	250,000	250,000
30 Jun 06[2]	16 Oct 03	\$3.04[5]	**–**	**205,000**	**205,000**	–	205,000	205,000
30 Jun 06[2]	10 Dec 03	\$2.86[5]	**–**	**60,000**	**60,000**	–	60,000	60,000
30 Jun 06[2]	27 Feb 04	\$3.24[5]	**–**	**896,500**	**896,500**	–	1,015,000	1,015,000
30 Jun 06[2]	08 Jul 04	\$3.10[5]	**–**	**35,000**	**35,000**	–	41,000	41,000
30 Jun 07 – 30 Jun 09[3]	18 Aug 04	\$2.25[6]	**–**	**280,000**	**280,000**	–	390,000	390,000
30 Jun 07 – 30 Jun 09[3]	21 Oct 04	\$2.28[6]	**–**	**540,000**	**540,000**	–	540,000	540,000
30 Jun 07 – 30 Jun 09[3]	13 Jan 05	\$2.47[6]	**–**	**889,500**	**889,500**	–	970,500	970,500
30 Jun 07 – 30 Jun 09[3]	20 Jun 05	\$1.88[6]	**–**	**5,000**	**5,000**	–	5,000	5,000
30 Jun 08 – 30 Jun 10[4]	17 Aug 05	\$1.98[6]	**–**	**415,000**	**415,000**	–	–	–
30 Jun 08 – 30 Jun 10[4]	22 Nov 05	\$2.67[6]	**–**	**1,076,000**	**1,076,000**	–	–	–
30 Jun 08 – 30 Jun 10[4]	28 Mar 06	\$2.28[6]	**–**	**33,000**	**33,000**	–	–	–
			–	**4,590,000**	**4,590,000**	–	3,476,500	3,476,500

1 The Rights do not allow the holder to participate in any share issue of Qantas. No dividends are payable on Rights.

2 These Rights may vest after 28 August 2006, subject to a testing date of 30 June 2006.

3 While these Rights vest on the tenth anniversary of the date of award, Executives may "call for" the Rights to be converted to Qantas shares to the extent performance hurdles have been achieved upon testing, which is to commence 30 June 2007.

4 While these Rights vest on the tenth anniversary of the date of award, Executives may "call for" the Rights to be converted to Qantas shares to the extent performance hurdles have been achieved upon testing, which is to commence 30 June 2008.

5 The estimated value of Rights granted under Plans before 1 July 2004 is calculated at the date of grant using the Black-Scholes Option Valuation Methodology.

6 The fair value of Rights granted under Plans post 1 July 2004 is calculated at the date of grant using a Monte-Carlo Valuation Methodology.

A pool of Rights (not to exceed 1,600,000 Rights) was approved for allocation to Qantas Executives on 22 August 2006. An additional 345,000 Rights were approved for allocation to Executive General Managers. On 22 August 2006, a grant of Rights to the Chief Executive Officer and Chief Financial Officer was recommended to be put to shareholders for approval at the 2006 AGM.

REMUNERATION REPORT

Details of the nature and amount of each major element of the remuneration of each Key Management Personnel (KMP) of Qantas and the Qantas Group and reference to where they have been incorporated into the Qantas Annual Report is set out below:

Requirement	**Included in the Qantas Annual Report**
Corporations Act	
– Remuneration Policy	Refer below
– elements of remuneration for each required individual	Refer below
Australian Accounting Standards Board (AASB) 2 Share-based Payment and AASB 124 Related Party Disclosures	
– Key Management Personnel Remuneration disclosures	Refer below
– Key Management Personnel Equity Benefit disclosures	Note 25 to the Financial Report
ASX Corporate Governance Council: Corporate Governance Principle 9	
– remunerate fairly and responsibly	Refer below
– 2006 Executive Remuneration Philosophy and Objectives	Refer below

2006 EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES

Qantas' Philosophy for Executive Remuneration is to ensure that remuneration properly reflects the duties and responsibilities of its Executives and that remuneration is competitive in attracting, motivating and retaining people of the highest calibre. As part of this, Executives should be rewarded for performance and challenged to achieve rigorous and continuously improving performance targets.

These objectives are achieved via a reward program that involves a mixture of:

- Fixed Annual Remuneration (FAR);
- the Performance Plan, comprising:
  - i. the Performance Cash Plan (PCP) – a short-term cash incentive; and
  - ii. the Performance Equity Plan – made up of a medium-term incentive, the Performance Share Plan (PSP) and a long-term incentive, the Performance Rights Plan (PRP); and
- Concessionary Travel Entitlements, some targeted retention arrangements and other discretionary benefits considered appropriate from time to time.

The Remuneration Committee (which is a Committee of the Board) plays a critical role in reviewing and recommending to the Board on matters of remuneration policy, specific recommendations relating to Senior Executives and all matters concerning equity plans and awards. In doing so, the Remuneration Committee seeks advice from a range of independent external specialists. PricewaterhouseCoopers is currently engaged to provide ongoing independent support to the Remuneration Committee in its deliberations.

The guiding principles in managing remuneration for Executives are that:

- all elements of remuneration should be set at an appropriate level having regard to market practice for roles of similar scope and skill;
- the Performance Plan should be used to differentiate rewards for high performers and to encourage continuously higher levels of performance;
- the Performance Plan should be clearly linked to appropriate goals via a robust performance management system; and
- the Performance Equity Plan should be used to align the interests of Executives with shareholders, support a culture of employee share ownership and act as a retention initiative.

Overall, the mix of the remuneration program is consistent with market practice.

Fixed Annual Remuneration

Salary decisions are based on the concept of FAR, which involves a guaranteed salary level from which superannuation and certain other benefits, such as a maintained motor vehicle, are able to be deducted at the election of the employee on a salary sacrifice basis.

FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role. FAR is reviewed annually and reflects a middle-of-the-market approach, as compared to similar comparative roles within Australia, having particular reference to large public companies for the most senior roles.

<table>
<tr><td colspan="4">Fixed Annual Remuneration</td><td colspan="4">Set with reference to role, market and experience</td></tr>
<tr><td rowspan="3">Performance Plan</td><td colspan="2">Performance Cash Plan</td><td>Short-Term</td><td colspan="4">Group Financial Target</td></tr>
<tr><td rowspan="2">Performance Equity Plan</td><td>Performance Share Plan</td><td>Medium-Term</td><td colspan="4">Balanced Scorecard Target
Customer | Operational | People | Financial</td></tr>
<tr><td>Performance Rights Plan</td><td>Long-Term</td><td colspan="4">Total Shareholder Return Target allocations to selected Executives</td></tr>
<tr><td colspan="4">Other benefits eg concessionary travel, discretionary and retention programs</td><td colspan="4">Reflects industry and market practice</td></tr>
</table>

2006 EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES CONTINUED

Performance Plan

The alignment of Executive remuneration outcomes with the performance of both Qantas and the individual is a key part of the Qantas People Plan. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured performance plan. Vesting should be over a period that is consistent with the realisation of the short, medium and long-term strategic objectives approved by the Board. The Performance Plan has been implemented within Qantas to achieve these objectives.

Performance Cash Plan

The PCP is designed to reward Executives when key performance measures are achieved over the 12-month business cycle.

The target reward is a percentage of FAR dependent on each individual's level of responsibility. The actual incentive earned is based on a combination of Qantas' results and individual performance and may be greater than or less than the target amount.

Performance against a financial target determines the amount (if any) of the pool of money available for payment. The target is set with an inherent stretch component. It is anticipated that the target would be achieved 75 per cent of the time.

Once a pool has been approved, based on Qantas' performance, the assessment of the performance of individuals against their specific annual goals takes place along with a further assessment of the relative contribution of Executives. This results in a differentiated distribution of the bonus pool between participating Executives.

Performance Equity Plan

The Performance Equity Plan comprises the PSP (a medium-term incentive) and the PRP (a long-term incentive). Both elements are designed to strengthen the alignment of the interests of the Executives with those of shareholders.

Performance Share Plan

The medium-term incentive component is delivered via an award of deferred shares under the Terms & Conditions of the Qantas Deferred Share Plan (DSP) approved by shareholders at the 2002 AGM, subject to satisfactory results on a balanced scorecard basis.

The target reward is a percentage of FAR dependent on each individual's level of responsibility. The actual incentive earned is based on a combination of Qantas' results adjusted by an individual performance factor on the same basis as the cash plan.

Performance of the Qantas Group against the balanced scorecard determines the amount (if any) of the pool of shares available for payment. The Balanced Scorecard for 2006/07 contains target measures from the corporate Key Performance Indicator measures set by the Board (ie Customer, Operational, People and Financial performance). The targets are approved by the Board at the beginning of the year with a focus on business improvement. It is anticipated that the target would be achieved 75 per cent of the time.

The Board has the capacity to adjust reward outcomes based on performance if it feels it is appropriate to recognise an extraordinary effort in performance or as a way of providing specific retention allocations of deferred shares.

Assessment of the performance of individuals against their specific annual goals and a further assessment of the relative contribution of Executives, results in a differentiated distribution in the number of deferred shares.

Deferred shares awarded under this Plan are purchased on-market or issued and are held subject to a holding lock for 10 years. Participants may "call for" the shares prior to the expiration of the holding lock but not before the end of the financial year in relation to up to one-half of the shares and the end of the following financial year in relation to the remaining shares. Generally, any deferred shares held subject to the holding lock are forfeited on cessation of employment.

Performance Rights Plan

The aims of the PRP as the long-term incentive component are to:

- align the interests of eligible Executives and of shareholders;
- provide targeted but competitive remuneration and a long-term incentive for the retention of key Executives; and
- support a culture of employee share ownership.

As a retention tool, the program is specifically targeted to Senior Executives in key roles or other participants who have been identified as high potential Executives.

Rights granted under this Plan are subject to a performance hurdle, being Total Shareholder Return (TSR) in comparison to a basket of listed global airlines and the largest Australian listed public companies as measured by the S&P/ASX 100 Index. The TSR will first be tested three years after the Rights are granted and re-tested, if necessary, at quarterly intervals over the subsequent two-year period.

The Plan allows for limited periodic re-testing of the TSR hurdle because:

- the impacts of long-term decision making may not neatly coincide with a fixed three-year period; and
- it is based on an extension of the performance period, with no reduction in the rigour and performance requirement of the original test. The re-test recognises that the Qantas share price is more volatile in the short-run than the long-run, when compared to the S&P/ASX 100 Index.

Retention Reward Plan

Selected Executives may also be invited to participate in a retention plan with a required service period of three years.

The award to any individual under the Retention Reward Plan (RRP) can be delivered either in deferred shares or by way of a deferred cash award. Any award made under this Plan will be forfeited if the retention period for service is not met. Satisfactory performance, including achievement of personal key performance indicators, is a further requirement under this Plan.

Employee Share Ownership Plan

To encourage greater share ownership, an Employee Share Ownership Plan was approved by the Board at its July 2006 Meeting. Directors and employees will be able to purchase shares at no discount to market price on a salary sacrifice basis. The initial offering under this Plan will be launched in 2006/07.

The Employee Share Ownership Plan is to operate under the Terms & Conditions of the DSP.

2006 EXECUTIVE REMUNERATION PHILOSOPHY AND OBJECTIVES CONTINUED

Termination Payments

Qantas will honour contractual and statutory entitlements of its Executives on termination. Additional payments to terminating Executives may be made to a reasonable level where legal or other considerations make it appropriate to do so. In all cases, an appropriate release agreement is required to be signed.

Operation of Incentive Plans

Under all of the Executive Incentive Plans operating within Qantas, the Chief Executive Officer may recommend changes to the Board, which has discretion to amend the operation of the Plan as appropriate, given changes in business circumstances or to recognise a particular degree of difficulty or the effects of events external to management, in any performance year. Any such change and its outcome for reward would be disclosed in the relevant Qantas Annual Report.

Total Reward Mix

Consistent with market practice, the proportion of Remuneration attributable to each component of the Performance Plan is dependent on the level of seniority of the Executive. The Board obtains extensive independent advice on market practice and relevant benchmarking data from its external advisers in setting Target Reward Amounts and Mix. The total reward mix on average is as follows:

	% of Total Reward Opportunity (at Target)		
	FAR %	Performance Cash Plan %	Performance Equity Plan %
Chief Executive Officer	50	30	20
Chief Financial Officer / Executive General Manager Qantas	55	25	20
Other Executive General Managers	60	25	15
Other Executives depending on level of seniority	70 to 90	5 to 15	5 to 15

The above table is used to determine the allocation of performance-based remuneration and is based on the Executive's FAR at the date of the allocation. It excludes accrual of end of service payments and any non-cash benefits.

This target reward mix reflects remuneration over a holding lock period subject to meeting vesting conditions and does not necessarily reflect the actual remuneration received by the Executive in the current year.

For those Executives selected to participate in the PRP, the "at target" component of the Performance Equity Plan is expected to be delivered in equal proportions via the PSP and the PRP.

Concessionary Travel Entitlements, Service Payments and Retention Arrangements

Travel concessions are provided to all Executives within Qantas, consistent with practice in the airline industry. Travel at concessionary prices is on a sub-load (stand-by) basis, ie subject to considerable restrictions and limits on availability and includes specified direct family members or parties. There is also a post retirement element of this entitlement for all staff who qualify through retirement or redundancy.

In addition to this and consistent with practice in the airline industry, a small number of Senior Executives and their specified direct family members or parties are entitled to a number of free trips for personal purposes. The present value of these entitlements is accrued over the expected service of the individual. Eligibility for new participants is generally restricted to members of the Qantas Executive Team.

The primary elements of retention within Qantas are the provision of appropriate development opportunities for high performing Executives and the recognition of performance on an ongoing basis through the remuneration programs detailed above. In addition, it is occasionally appropriate to establish specific milestone reward programs which link agreed performance outcomes to an opportunity for award either in the form of cash, or by way of special allocations under the PSP or PRP.

For Executives appointed to senior roles, fixed term contracts of up to five years were, until recently, agreed on appointment. This could also involve eligibility for a payment on termination provided that a period of five years service was completed under a fixed term contract. The approach being adopted from 2006 is to have ongoing contracts of employment for all Executives and the remaining fixed term contracts in place are being progressively converted to ongoing contracts.

Since 1999, all other Executives in the Qantas Group are on ongoing individual employment agreements.

Continuous Improvement

Qantas continually reviews all elements of its Executive Remuneration Philosophy and Objectives to ensure that they are appropriate from the perspectives of governance, disclosure, reward and market conditions.

DIRECTOR AND EXECUTIVE REMUNERATION DISCLOSURES (AUDITED)

The disclosure on pages 57 to 66 forms part of the Financial Report as required by AASB 124 Related Party Disclosures.

Elements of Remuneration of Key Management Personnel

Remuneration levels are competitively set to attract and retain appropriately qualified and experienced Directors and Senior Executives.

Set out below is an overview of the elements of remuneration provided to the KMP:

		Key Management Personnel		
	Elements of Remuneration	**Non-Executive Directors**	**Executive Directors**	**Executives**
Minimum salary level	Fixed Annual Remuneration	✔	✔	✔
	Superannuation contributions	✔	✔	✔
	Travel entitlements	✔	✔	✔
	Other benefits	✔	✔	✔
Short-term incentives	Performance Cash Plan	–	✔	✔
Medium-term incentives	Performance Share Plan	–	✔	✔
Long-term incentives	Performance Rights Plan	–	✔	✔
	Retention Reward Plan	–	✔	✔
Legacy plans	2002 Executive Director Long-Term Incentive Plan (Exec Director LTI)/Senior Manager Long-Term Incentive Plan (Sen Mgr LTI)	–	✔	✔
	Qantas Long-Term Executive Incentive Plan (QLTEIP)	–	✔	✔
Post employment	End of service payments	–	✔	✔
	Travel entitlements	✔	✔	✔

Description	**Rationale**
SHORT-TERM EMPLOYEE BENEFITS	
Fixed Annual Remuneration	
Cash FAR is the FAR remaining after salary sacrifice components such as motor vehicles and superannuation have been deducted.	
Non-Executive Directors (NEDs) Non-Executive Director FAR is determined within an aggregate Directors' fee pool limit. An annual total pool of $2.5 million was approved by shareholders at the 2004 AGM. FAR comprises Directors' Fees, Committee Fees and superannuation. For details of actual FAR paid, see page 61.	FAR and payments to NEDs reflect the demands and responsibilities which are made of NEDs and reflects the advice of independent remuneration consultants to ensure NED FAR and salary sacrifice payments are appropriate. The level of NED FAR is reviewed annually.
Executive Directors and Key Management Executives FAR is the guaranteed salary level from which superannuation and other benefits are deducted through salary sacrifice.	FAR is set with reference to market data, reflecting the scope of the role, the unique value of the role and the performance of the person in the role.
Performance Cash Plan	
The PCP is a cash incentive and is set as a percentage of FAR payable on achievement of a financial target and personal performance objectives. For 2005/06, the financial target was profit before related income tax expense (PBT). The threshold for payment was 75 per cent of target PBT adjusted for approved restructuring costs and A-IFRS adjustments and requires Board approval.	The performance condition of PBT reflects the use of this measure as the key budget and financial control measure at segment level across the Qantas Group. This single measure applies to all Executives.
Non-Cash Benefits	
Includes salary sacrifice components such as motor vehicles, memberships of appropriate professional associations and travel entitlements. Industry standard travel entitlements are in addition to FAR.	Reflects market practice.

DIRECTOR AND EXECUTIVE REMUNERATION DISCLOSURES (AUDITED) CONTINUED

Description	Rationale
SHORT-TERM EMPLOYEE BENEFITS CONTINUED	
Travel Entitlements	
KMP and their eligible beneficiaries are entitled to receive a number of international and domestic trips annually at no cost to the individual concerned.	Travel entitlements provide an effective form of remuneration as the value to the individual is high and the cost to Qantas is minimal as the only cash outflow from Qantas is for the associated ticket and fringe benefits taxes and the marginal cost of carrying the passenger.
POST EMPLOYMENT BENEFITS	
End of Service Payments	
Certain Executives are entitled to End of Service Payments on termination under the approach of fixed term contracts for Senior Executives in place until 2005/06. These were generally based on FAR as set out in individual employment contracts. This approach has been discontinued for all new contracts.	End of Service Payments were previously offered as a feature of a limited number of five year fixed term contracts. These were payable upon cessation of employment and provided compensation for constraints regarding working for a competitor.
Superannuation Contributions	
Statutory, salary sacrifice or defined benefit superannuation payments are made on behalf of the KMP.	Statutory requirement.
Travel Entitlements	
See commentary above on travel entitlements.	
OTHER LONG-TERM BENEFITS	
Long Service Leave	
Includes the accrual of statutory long service leave for Executive Directors and Key Management Executives.	Statutory requirement.
EQUITY BENEFITS	
Qantas Deferred Share Plan	
The DSP Terms & Conditions were approved by shareholders at the 2002 AGM. The DSP governs the provision of equity benefits. At its July 2006 Meeting, the Board resolved to amend the definition of Eligible Employee in the DSP Terms & Conditions to read "employees (including Directors) of the Group whom the Board determines to be eligible for an offer." There have been no other changes in the DSP Terms & Conditions.	The provision of equity benefits establishes a link between shareholder value creation, financial performance and Executive remuneration.
Performance Share Plan	
Deferred shares are awarded with the value being a percentage of FAR, based on the achievement of a Balanced Scorecard relating to Customer, Operational, People and Financial performance. Customer satisfaction is measured by reference to an external survey. The Operational performance (punctuality) measure relates to the metrics published monthly by the Government. People performance is focused on occupational health & safety. Financial performance uses an internal cost measure. Shares are purchased on-market or issued and are held subject to a holding lock for 10 years. However, Executives can "call for" the deferred shares prior to the expiration of the holding lock, but not before the end of the financial year in relation to up to one-half of the deferred shares and the end of the following financial year in relation to the remaining deferred shares. Any dividends paid on the deferred shares will be distributed to the relevant Executive. Generally, any deferred shares which remain subject to the holding lock will be forfeited if the relevant Executive ceases employment with the Qantas Group. The grant date and number of deferred shares awarded to Executive Directors and Key Management Executives is outlined on page 105.	The Balanced Scorecard performance condition aligns Executive remuneration with value drivers for the Qantas Group without undue emphasis on the short-term financial targets. Targets are set at the start of the financial year and readily available external measures are used where appropriate. Internal measures are used in relation to key focus areas (Safety and Sustainable Future Program). The metrics are quantifiable and provide clarity to Executives on the key priorities for Qantas in the short to medium term.

Description	Rationale

EQUITY BENEFITS CONTINUED

Performance Rights Plan

2004/05, 2005/06 and 2006/07 Awards

Rights are awarded to selected Executives. Subject to achievement of the Performance Hurdle, Rights may be converted (on a one-for-one basis) to Qantas shares.

The Performance Hurdle set by the Board for these awards is the TSR of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX 100 Index excluding Qantas in relation to one-half of the Rights; and
- a basket of global listed airlines comprising Air France-KLM, Air New Zealand, AMR Corporation (American Airlines), British Airways, Cathay Pacific, Delta Airlines[1], Japan Airlines, Lufthansa, Ryanair, Singapore Airlines, Southwest Airlines and Virgin Blue in relation to the other half of the Rights.

The TSR will be first tested as at 30 June 2007 for the 2004/05 award, 30 June 2008 for the 2005/06 award and 30 June 2009 for the 2006/07 award. If required, the TSR will be re-tested quarterly over the subsequent two years.

The Performance Hurdle will be considered satisfied in accordance with the following table:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of the Performance Hurdle
0 to 49th percentile	Nil
50th to 74th percentile	50% to 99% satisfied
75th to 100th percentile	100% satisfied

The Board resolved at its October 2005 Meeting that it will not exercise its discretion in relation to the Performance Hurdle for the 25th to 49th percentile. There was no impact on the fair value as a result of this change. The closing price at the date of this change was $3.38.

Generally, any Rights which have not vested will lapse if the relevant Executive ceases employment with the Qantas Group. Rights will also lapse if the Executive is guilty of gross misconduct.

The new contract for the Chief Executive Officer, Geoff Dixon, announced to the market on 8 August 2006 allows for the continuation of participation in the PRP post termination. Unvested Rights at termination will remain in force (as if the CEO was remaining *in employment*) subject to two conditions:

- if termination is initiated by Qantas, there will be a pro-rata continuation of awards at termination for the parts of the performance period service under each award; however
- any awards where less than 18 months of the performance period relating to that award has been served, will lapse.

The grant date and number of Rights awarded to Executive Directors and Key Management Executives is outlined on page 106.

Rationale:

In August 2004, Qantas changed its long-term incentive performance condition from RoTGA to relative TSR. Relative TSR is a commonly used performance condition in Australia.

The relative TSR performance condition provides reward to the Executive only if the return to shareholders has been positive relative to other airlines and other large Australian companies. Qantas believes that these two peer groups are the most appropriate peer groups against which to assess its TSR growth. The S&P/ASX 100 Index represents the broader Australian market, whilst the basket of global airlines represents Qantas' key competitors.

A progressive vesting scale prevents payment for below median performance, and does not deliver full reward until 75th percentile performance is achieved.

This approach reflects practice for Chief Executive Officers in certain S&P/ASX 50 companies and it also reflects the move to an on-going contract of employment for the Chief Executive Officer. Under this approach, no vesting is allowed on long term equity awards where *less than 18 months* of the performance period has been served.

2003/04 Awards

Vesting for the 2003/04 award is based on the achievement of the three year average annual RoTGA targets over the three years ending 30 June 2006. If the target is not met or the Executive ceases employment prior to vesting, all of the Rights granted will lapse.

The Rights granted under the 2003/04 Award may vest after 28 August 2006, subject to a testing date of 30 June 2006.

Rationale:

The performance condition of target RoTGA was chosen in 2003/04 as it measures financial performance that reflects an appropriate return on capital. The RoTGA target was achieved in both 2003/04 and 2004/05. It is expected that the RoTGA target for 2005/06 will be achieved.

1 Delta Airlines is excluded from the airline basket for the 2006/07 Award as in September 2005 Delta Airlines filed voluntary petitions for reorganisation under Chapter 11 of the U.S. Bankruptcy Code.

DIRECTOR AND EXECUTIVE REMUNERATION DISCLOSURES (AUDITED) CONTINUED

Description	Rationale
EQUITY BENEFITS CONTINUED	
Retention Reward Plan	
The Retention Reward Plan provides for deferred share or deferred cash awards, subject to satisfactory service, typically for a period of three years. For select KMP, awards for the three years 2006/07 to 2008/09 are being made in deferred shares.	The volatility of the airline industry creates a challenge for the retention of an effective management team. Continuity of management is key to the acceleration of the transformation program over the coming plan period.
LEGACY PLANS	
Senior Manager Long-Term Incentive Plan[1]	
Certain Executives were awarded a number of deferred shares subject to a four-year holding lock provided the Executive remains employed by the Qantas Group. These shares will be held on behalf of each Executive by the Trustee until the expiry of the holding lock period. Any dividends paid on the shares will be distributed to the relevant Executive. The grant date and number of shares awarded to Executive Directors and Key Management Executives is outlined on page 107.	This was an interim plan following the suspension of QLTEIP. No awards have been made since April 2003.
Qantas Long-Term Executive Incentive Plan	
Under QLTEIP, certain Executives were granted Entitlements to unissued shares in Qantas in the years ended 30 June 2000, 2001 and 2002. Vesting is based on Qantas relative TSR compared to ASX 200 Industrials Index and a basket of global airlines. Entitlements may vest between three and five years following award date and are generally conditional on the Executive remaining employed. To the extent that Entitlements vest, they may be converted into shares within eight years of the award date in proportion to the gain in share price. Entitlements will lapse on the eighth anniversary of the date of award. The first index is determined as the percentile performance of Qantas (based on average Relative TSR) within a modified S&P/ASX 200 Industrials Index. The index excludes Banks, Infrastructure and Utilities, Insurance, Investments and Financial Services, Media, Property Trusts and Telecommunications. At grant date it included 86 stocks. At grant date, the basket of global airlines included Air Canada, Air New Zealand, AMR Corporation (American Airlines), British Airways, Cathay Pacific, Delta Airlines, Japan Airlines, KLM Royal Dutch Airlines (data no longer applicable), Lufthansa, Northwest Airlines, Singapore Airlines and UAL Corporation (United Airlines). For further details of QLTEIP, see page 107.	This performance condition aligns remuneration and growth in shareholder value. The plan was suspended in July 2002.

1 The relevant plan for the Executive Directors is the 2002 Executive Director Long-Term Incentive Plan.

Set out in the following tables are the remuneration for the KMP during the year ended 30 June 2006:

REMUNERATION OF DIRECTORS FOR THE YEAR ENDED 30 JUNE 2006

		Short-Term Employee Benefits				Post Employment Benefits				Other Long-Term Benefits	Share-Based Payment[5]	Total
Directors	Year	Cash FAR $	Cash Incentives $	Non-Cash Benefits $	Total $	End of Service $	Superannuation $	Travel $	Total $	$	$	$
Margaret Jackson,	2006	447,617[1]	–	59,591	507,208	–	12,139	15,400	27,539	–	–	534,747
Chairman	2005	372,171	–	113,060	485,231	–	11,585	9,550	21,135	–	–	506,366
Paul Anderson,	2006	146,400	–	10,634	157,034	–	–	7,200	7,200	–	–	164,234
Non-Executive Director	2005	114,348	–	–	114,348	–	–	4,775	4,775	–	–	119,123
Mike Codd,	2006	94,613[1]	–	42,426	137,039	–	100,587	7,200	107,787	–	–	244,826
Non-Executive Director	2005	76,020	–	37,257	113,277	–	95,980	4,775	100,755	–	–	214,032
Peter Cosgrove,[2]	2006	146,970	–	37,243	184,213	–	11,878	7,200	19,078	–	–	203,291
Non-Executive Director (6 Jul 05 – 30 Jun 06)	2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Patricia Cross,	2006	64,757[1]	–	153,544	218,301	–	25,000	7,200	32,200	–	–	250,501
Non-Executive Director	2005	77,096	–	119,834	196,930	–	18,251	4,775	23,026	–	–	219,956
Garry Hounsell,	2006	134,312	–	34,071	168,383	–	12,088	7,200	19,288	–	–	187,671
Non-Executive Director	2005	53,097	–	46,089	99,186	–	5,251	2,388	7,639	–	–	106,825
Jim Kennedy,	2006	195,200	–	16,325	211,525	–	–	7,200	7,200	–	–	218,725
Non-Executive Director	2005	172,000	–	20,517	192,517	–	–	4,775	4,775	–	–	197,292
James Packer,	2006	111,927	–	–	111,927	–	10,073	7,200	17,273	–	–	129,200
Non-Executive Director	2005	101,920	–	–	101,920	–	10,080	4,775	14,855	–	–	116,775
John Schubert,	2006	158,661	–	9,678	168,339	–	12,139	7,200	19,339	–	–	187,678
Non-Executive Director	2005	122,763	–	18,536	141,299	–	11,585	4,775	16,360	–	–	157,659
Geoff Dixon,	2006	2,018,514[3]	1,011,780	289,247	3,319,541	465,000	100,587	31,800	597,387	100,644	1,253,903	5,271,475
Chief Executive Officer	2005	1,905,863	1,490,000	205,643	3,601,506	1,414,785	95,979	19,100	1,529,864	95,753	1,255,550	6,482,673
Peter Gregg,	2006	1,185,836[3]	501,875	211,161	1,898,872	867,000	48,953	31,800	947,753	87,167	726,538	3,660,330
Chief Financial Officer and EGM Strategy	2005	1,164,415	755,000	129,118	2,048,533	788,501	28,800	19,100	836,401	119,341	626,724	3,630,999
Total remuneration for Directors	2006	4,704,807	1,513,655	863,920	7,082,382	1,332,000	333,444	136,600	1,802,044	187,811	1,980,441	11,052,678
	2005	4,159,693	2,245,000	690,054	7,094,747	2,203,286	277,511	78,788	2,559,585	215,094	1,882,274	11,751,700
Trevor Eastwood,	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Executive Director (1 Jul 04 – 31 Mar 05)	2005	105,311	–	11,419	116,730	–	8,689	3,581	12,270	–	–	129,000
Roger Maynard,	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Executive Director (1 Jul 04 – 8 Sep 04)	2005	22,768	–	662	23,430	–	2,049	796	2,845	–	–	26,275
Nick Tait,	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Executive Director (1 Jul 04 – 8 Sep 04)	2005	26,564	–	1,370	27,934	–	2,391	796	3,187	–	–	31,121
Total remuneration for Directors	2006	4,704,807[4]	1,513,655	863,920	7,082,382	1,332,000	333,444	136,600	1,802,044	187,811	1,980,441	11,052,678
	2005	4,314,336	2,245,000	703,505	7,262,841	2,203,286	290,640	83,961	2,577,887	215,094	1,882,274	11,938,096

1 Cash FAR for the Non-Executive Directors is stated after deducting statutory superannuation contributions and the following additional salary sacrificed amounts: $28,244 (2005: $28,244) for Ms Jackson, $88,448 (2005: $84,395) for Mr Codd and $69,555 (2005: $55,666) for Mrs Cross.

2 Includes payments for services rendered as a Director of Qantas Superannuation Limited from 14 November 2005 to 30 June 2006.

3 Mr Dixon's FAR for the year was $2,160,000 from 1 July 2005 to 31 December 2005 and $2,310,000 from 1 January 2006 to 30 June 2006 (2005: $2,115,000) less salary sacrificed components of $216,486 (2005: $209,137). Mr Gregg's FAR for the year was $1,310,000 from 1 July 2005 to 31 December 2005 and $1,375,000 from 1 January 2006 to 30 June 2006 (2005: $1,285,000) less salary sacrificed components of $156,664 (2005: $120,585).

4 Total NED Cash FAR paid inclusive of additional salary sacrificed elements was $1,686,704 (2005: $1,412,363). Effective 1 July 2005, each Director was paid an annual base fee inclusive of superannuation of $122,000, and the Chairman $488,000 which includes Committee fees. Committee fees were $24,400 per Committee Membership and $48,800 per Committee Chairmanship.

5 Refer to page 62 for details of Share-Based Payments.

REMUNERATION OF DIRECTORS FOR THE YEAR ENDED 30 JUNE 2006 CONTINUED

5 Share-Based Payment	Year	Equity Settled PSP $	Equity Settled PRP $	Equity Settled Exec Director LTI $	Total $
Geoff Dixon	**2006**	**572,805**	**491,625**	**189,473**	**1,253,903**
	2005	513,798	363,375	378,377	1,255,550
Peter Gregg	**2006**	**334,233**	**197,762**	**194,543**	**726,538**
	2005	314,184	119,700	192,840	626,724
Total	**2006**	**907,038**	**689,387**	**384,016**	**1,980,441**
	2005	827,982	483,075	571,217	1,882,274

Directors' and Officers' liability insurance has not been included in the above figures since it is not possible to determine an appropriate allocation basis.

Non-Executive Directors do not receive any performance related remuneration.

REMUNERATION OF KEY MANAGEMENT EXECUTIVES FOR THE YEAR ENDED 30 JUNE 2006

		Short-Term Employee Benefits				Post Employment Benefits				Other Long-Term Benefits	Share-Based Payment[4]	Termination Benefits[3]	Total
Key Management and Highest Remunerated Executives	Year	Cash FAR $	Cash Incentives $	Non-Cash Benefits $	Total $	End of Service $	Superannuation $	Travel $	Total $	$	$	$	$
John Borghetti, EGM Qantas	**2006**	**982,003**	**478,000**	**192,762**	**1,652,765**	**643,500**	**122,922**	**15,400**	**781,822**	**352,325**	**435,547**	**–**	**3,222,459**
	2005	729,080	311,000	170,332	1,210,412	153,434	106,654	9,550	269,638	60,223	303,863	–	1,844,136
Kevin Brown, EGM People	**2006**	**645,228**	**234,000**	**198,222**	**1,077,450**	**211,334**	**40,560**	**15,400**	**267,294**	**26,458**	**286,021**	**–**	**1,657,223**
	2005	646,932	241,000	155,460	1,043,392	173,674	36,754	9,550	219,978	20,268	265,189	–	1,548,827
David Cox, EGM Qantas Engineering	**2006**	**599,785**	**199,000**	**38,496**	**837,281**	**105,000**	**12,139**	**15,400**	**132,539**	**67,918**	**222,556**	**–**	**1,260,294**
	2005	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Grant Fenn, EGM Associated Businesses	**2006**	**693,037**	**234,000**	**180,099**	**1,107,136**	**70,000**	**12,139**	**15,400**	**97,539**	**39,916**	**294,204**	**–**	**1,538,795**
	2005	656,118	241,000	148,896	1,046,014	97,097	11,585	9,550	118,232	26,036	216,526	–	1,406,808
Alan Joyce, CEO Jetstar	**2006**	**608,066**	**210,000**	**70,275**	**888,341**	**156,667**	**40,560**	**15,400**	**212,627**	**25,719**	**296,843**	**–**	**1,423,530**
	2005	532,273	324,000[1]	61,750	918,023	288,059	12,550	9,550	310,159	34,158	156,259	–	1,418,599
Total remuneration Key Management Executives	**2006**	**3,528,119**	**1,355,000**	**679,854**	**5,562,973**	**1,186,501**	**228,320**	**77,000**	**1,491,821**	**512,336**	**1,535,171**	**–**	**9,102,301**
	2005	2,564,403	1,117,000	536,438	4,217,841	712,264	167,543	38,200	918,007	140,685	941,837	–	6,218,370
Denis Adams,[2] EGM Associated Businesses (1 Jul 05 - 31 Dec 05)	**2006**	**357,743**	**–**	**48,375**	**406,118**	**45,000**	**6,070**	**15,400**	**66,470**	**16,177**	**140,380**	**1,358,024**	**1,987,169**
	2005	673,467	219,000	99,709	992,176	45,000	17,457	9,550	72,007	24,151	224,515	–	1,312,849
Total remuneration Key Management Executives	**2006**	**3,885,862**	**1,355,000**	**728,229**	**5,969,091**	**1,231,501**	**234,390**	**92,400**	**1,558,291**	**528,513**	**1,675,551**	**1,358,024**	**11,089,470**
	2005	3,237,870	1,336,000	636,147	5,210,017	757,264	185,000	47,750	990,014	164,836	1,166,352	–	7,531,219

1 Mr Joyce received a milestone reward payment in 2004/05 relating to the establishment of Jetstar Airways of $100,000.

2 Mr Adams was appointed to act as a Qantas appointed Director on two Boards of jointly controlled entities from 1 January 2006. He is no longer considered a Key Management Executive.

3 Termination payment includes accrued leave balances, settlement of equity, payment of contract notice period and a discretionary payment to ensure transitional arrangements suitable to Qantas.

4 Refer to page 63 for details of Share-Based Payments.

REMUNERATION OF KEY MANAGEMENT EXECUTIVES FOR THE YEAR ENDED 30 JUNE 2006 CONTINUED

4 Share-Based Payment	Year	Equity Settled PSP $	PRP $	Sen Mgr LTI $	QLTEIP $	Total $
Denis Adams	**2006**	**153,995**	**(120,365)**	**106,750**	–	**140,380**
	2005	88,083	55,966	80,466	–	224,515
John Borghetti	**2006**	**217,715**	**125,032**	**92,800**	–	**435,547**
	2005	138,416	73,415	92,032	–	303,863
Kevin Brown	**2006**	**130,256**	**86,165**	**69,600**	–	**286,021**
	2005	88,083	51,752	69,937	55,417	265,189
David Cox	**2006**	**111,647**	**75,636**	**35,273**	–	**222,556**
	2005	n/a	n/a	n/a	n/a	n/a
Grant Fenn	**2006**	**130,256**	**94,348**	**69,600**	–	**294,204**
	2005	88,083	59,275	69,168	–	216,526
Alan Joyce	**2006**	**188,052**	**73,518**	**35,273**	–	**296,843**
	2005	81,818	39,768	34,673	–	156,259
Total	**2006**	**931,921**	**334,334**	**409,296**	–	**1,675,551**
	2005	484,483	280,176	346,276	55,417	1,166,352

Consistent with practice, an ex-gratia payment was made to Mr Adams to ensure:

- transitional arrangements were suitable to Qantas; and
- extinguishment of all rights and claims over long-term incentive plans which could otherwise be realised in full if not for the employee's termination.

Directors' and Officers' liability insurance has not been included in the above figures since it is not possible to determine an appropriate allocation basis.

Executives are assumed to use their annual leave benefit in any year and any leave not taken at termination will be reflected in their termination benefit.

Remuneration Components as a Proportion of Total Remuneration	Performance Related Remuneration: Cash-Based PCP	Equity-Based PSP & Sen Mgr LTI[2]	PRP	Total	FAR & Other[1]	Total
Geoff Dixon	19%	15%	9%	43%	57%	**100%**
Peter Gregg	14%	15%	5%	34%	66%	**100%**
Denis Adams	–	13%	(6%)	7%	93%	**100%**
John Borghetti	15%	10%	4%	29%	71%	**100%**
Kevin Brown	14%	12%	5%	31%	69%	**100%**
David Cox	16%	12%	6%	34%	66%	**100%**
Grant Fenn	15%	13%	6%	34%	66%	**100%**
Alan Joyce	15%	16%	5%	36%	64%	**100%**

1 Other Remuneration consists of travel entitlements, the annual accrual of end of service payments and other benefits.

2 In the case of Mr Dixon and Mr Gregg, this was the 2002 Executive Director Long-Term Incentive Plan.

The total percentages are derived from the 2006 Remuneration tables on pages 61 to 62. As the Remuneration table is prepared on an accrual basis and the equity benefit is valued at grant date in accordance with Accounting Standards, the percentages disclosed do not reflect the annual allocation of performance related remuneration. To understand the target annual reward mixes of each of the Executives, refer to the unaudited Executive Remuneration Philosophy and Objectives on page 54.

In accordance with the Corporations Regulations 2M.3.03 and Schedule 5B the following information is provided:

	Cash Plan Incentive		Share-Based Payment		Performance Remuneration Affecting Future Periods[1]		
	Awarded	**Forfeited**	**Awarded**	**Forfeited**	**2007**	**2008**	**2009**
Geoff Dixon	73%	27%	95%	5%	893,217	128,083	–
Peter Gregg	73%	27%	95%	5%	488,599	139,744	–
Denis Adams	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Borghetti	73%	27%	95%	5%	899,174	649,441	520,179
Kevin Brown	73%	27%	95%	5%	627,308	496,838	427,742
David Cox	73%	27%	95%	5%	579,864	476,022	419,307
Grant Fenn	73%	27%	95%	5%	631,278	496,838	427,742
Alan Joyce	73%	27%	95%	5%	613,910	493,243	427,742

1 Performance remuneration granted under the Performance Equity Plan for the 2005/06 year provides remuneration in future years. The maximum value has been determined at grant date and amortised in accordance with the accounting standard. The minimum value of the grant is $nil should performance conditions not be satisfied. Performance remuneration granted in prior years has been included in the above disclosure. This disclosure includes the 2006 Final Dividend payable on 4 October 2006 (and any related distributions payable by the Qantas Deferred Share Plan Trustee) but does not include future dividends yet to be declared.

SUMMARY OF PERFORMANCE CONDITIONS

Link between Remuneration Policy and Qantas' performance

The graph on the left below shows Qantas' full-year profit from ordinary activities before income tax and the percentage of target cash incentives that were paid to Executives over the past six financial years. The graph on the right below shows Qantas' TSR performance compared to the S&P/ASX 100 Index and the MSCI World Airline Index over the past six financial years.


$ million
$1,200
$1,000
$800
$600
$400
$200
$0
200%
175%
150%
125%
100%
75%
50%
25%
0%
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06

Profit before related income tax expense – A-IFRS (LHS)

Profit from ordinary activities before income tax – previous GAAP (LHS)

— % of target cash incentives paid (RHS)


140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06

— Qantas — S&P/ASX 100 Index — MSCI World Airline Index

Source: Morgan Stanley Capital International (MSCI) World Airline Index – reproduced with permission.

In line with the Executive Remuneration Philosophy and Objectives, FAR is set with reference to market data and is not related to Qantas' performance in a specific year. The outcomes for the PCP (short-term incentive plan) are related to Qantas' financial results. The PSP outcomes are driven by performance against the achievement of a Balanced Scorecard relating to Customer, Operational, People and Financial performance (medium-term incentive plan). TSR (including dividends, changes in the Qantas share price and return of capital if applicable) is used for the PRP (long-term incentive plan).

Relationship Between Cash Incentives and Qantas' Performance

As indicated in the graph above, cash incentives were paid in four out of the past six financial years. Cash incentives were:

- not paid for 2000/01;
- paid at target for 2001/02;
- not paid for 2002/03;
- paid at 110 per cent of target for 2003/04; and
- at 100 per cent of target for 2004/05 in line with Qantas' achievement against its financial targets in these years.

For 2005/06 cash incentives were paid, having been approved for payment on 22 August 2006, in part at 73 per cent of "at target" opportunity.

From July 2001 to June 2003 and again for 2005/06, a profit before tax target determined the pool of money available for payment and in 2003/04 and 2004/05 the pool of money available was subject to the achievement of a RoTGA target for members of the Executive Team and target of earnings before depreciation, rentals, interest and tax for other Executives.

Relationship Between Employee Equity and Qantas' Performance

Allocations under the 2005/06 PSP are dependent on the corporate performance of Qantas against a Balanced Scorecard. For 2003/04 and 2004/05, 100 per cent of the target level of performance shares were awarded to Executives. For 2005/06, the Board assessed 95 per cent achievement on the Balanced Scorecard and awarded 95 per cent of the target level of performance shares to Executives.

Reward outcomes under the 2004/05 and 2005/06 PRP are linked to Qantas' performance because the vesting of these Rights is dependent on Qantas' performance against the S&P/ASX 100 Index and a basket of international airlines. This Performance Hurdle rewards Qantas' Executives for Qantas' TSR growth in comparison to the TSR growth rates of its two peer groups over the three to five-year performance period.

SUMMARY OF KEY CONTRACT TERMS

Non-Executive Directors

In addition to FAR and the associated superannuation contributions, all Non-Executive Directors and eligible beneficiaries receive travel entitlements. The Chairman is entitled to four international trips and 12 domestic trips per calendar year and all other Non-Executive Directors are entitled to two international trips and six domestic trips each calendar year. These flights are not cumulative and will lapse if they are not used during the calendar year in which the entitlement relates. Post employment, the Chairman is entitled to two international trips and six domestic trips per year of service and all other Non-Executive Directors are entitled to one international trip and three domestic trips per year of service.

Executive Directors

The key contract and other terms of the Executive Directors are set out below:

Contract details	**Geoff Dixon**	**Peter Gregg**
Length of existing contract	Ongoing	Ongoing
Fixed Annual Remuneration	$2,160,000 (1 July 2005 – 31 December 2005) $2,310,000 (from 1 January 2006)	$1,310,000 (1 July 2005 – 31 December 2005) $1,375,000 (from 1 January 2006)
	FAR can be taken as cash or non-cash components such as motor vehicles and superannuation contributions.	
End of service payments	Mr Dixon and Qantas announced a new contract of employment relating to his position of CEO on 8 August 2006. Mr Dixon's previous employment contract has been cancelled and the preserved entitlements of 37.2 months FAR plus $500,000 under that contract will not be paid.	Mr Gregg and Qantas announced a new contract of employment relating to his position of CFO on 8 August 2006. Mr Gregg's previous employment contract has been cancelled and the entitlements of 36 months FAR plus $395,000 under that contract will not be paid.
Payment on signing new contract	Under the new ongoing contract of employment, Mr Dixon received a benefit totalling $7,660,000 paid as a superannuation contribution. Mr Dixon's new employment contract does not contain any retirement entitlements other than the notice provisions of six months by Mr Dixon and 12 months by Qantas.	Under the new ongoing contract of employment, Mr Gregg has received a cash payment of $4,520,000 on the signing of his new contract. Mr Gregg's new employment contract does not contain any retirement entitlements other than the notice provisions of six months by Mr Gregg and 12 months by Qantas.
Termination of employment	Termination without notice: employment can be terminated immediately without notice (or payment in lieu of notice) if, in the opinion of the CEO (or the Board in the case of the CEO), the Executive is or has been engaged in serious misconduct, becomes bankrupt or makes an arrangement or composition with creditors or wilfully and persistently breaches their employment contract.	
	Termination with notice: employment can be terminated during the contract period with 12 months written notice.	
	Voluntary termination: voluntary termination requires written notice of six months.	
Travel entitlements	Available to the Executive and eligible beneficiaries: Each calendar year throughout contract term and post employment:	
	• four international trips	• four international trips
	• 12 domestic trips	• 12 domestic trips
Performance Cash Plan	Target of 60% of FAR	Target of 50% of FAR
	May be greater than or less than the target amount as determined by the Board to reflect achievement of personal key performance indicators.	

DIRECTOR AND EXECUTIVE REMUNERATION DISCLOSURES (AUDITED) CONTINUED

SUMMARY OF KEY CONTRACT TERMS CONTINUED

Key Management Executives

Contract details	John Borghetti	Kevin Brown	David Cox	Grant Fenn	Alan Joyce
Existing contract end date	31 Dec 2007	Ongoing	30 Nov 2008	31 Oct 2009	30 Oct 2008
Fixed Annual Remuneration at 30 June 2006	$1,310,000	$800,000	$680,000	$800,000	$720,000
	FAR can be taken as cash or non-cash components such as motor vehicles and superannuation contributions.				
End of service payments	Expressed as number of months FAR if completed at least five years service under a fixed contract.				
	18 months	12 months	12 months	12 months	12 months
Termination of employment	Termination without notice: employment can be terminated immediately without notice (or payment in lieu of notice) if, in the opinion of the CEO, the Executive is or has been engaged in serious misconduct, becomes bankrupt or makes an arrangement or composition with creditors, or wilfully and persistently breaches their employment contract.				
	Termination with notice: employment can be terminated during the contract period with 12 months written notice or payment in lieu.				
	Voluntary termination: voluntary termination requires written notice. The contract notice periods are between three and six months, however Qantas may choose to make payment in lieu.				
	Mr Brown is entitled to six months FAR (in addition to existing end of service arrangements) if his employment is not required by an incoming CEO or he is offered a position which is significantly diminished in terms of responsibility.				
	Included in the 18 months end of service payment for Mr Borghetti is six months FAR that is subject to him remaining in employment with Qantas until 31 December 2007.				
Travel entitlements	Key Management Executives and eligible beneficiaries are entitled to between two and four international and six and 12 domestic trips per annum, at no cost to the individual. Post employment the entitlements are two international and six domestic trips.				
Performance Cash Plan	For 2005/06 the Board approved an increase to target cash incentive for Mr Borghetti from 30 per cent to 50 per cent of FAR and for other Key Management Executives from 30 per cent to 40 per cent of FAR. Actual PCP may be greater than or less than the target amount, as determined by the Remuneration Committee, to reflect achievement of personal key performance indicators.				

ENVIRONMENTAL OBLIGATIONS (UNAUDITED)

The Qantas Group's operations are subject to a range of Commonwealth, State, Territory and international environmental legislation. The Qantas Group is committed to a high standard of environmental performance and the Board places particular focus on the environmental aspects of its operations through the SESC, which is responsible for monitoring compliance with these regulations and reporting to the Board.

The Directors are satisfied that adequate systems are in place for the management of the Qantas Group's environmental exposures and environmental performance. The Directors are also satisfied that all relevant licences and permits are held and that appropriate monitoring procedures are in place to ensure compliance with those licences and permits. Any significant environmental incidents are reported to the Board.

The Directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the financial year which are material in nature.

INDEMNITIES AND INSURANCE (UNAUDITED)

Under the Qantas Constitution, Qantas indemnifies, to the extent permitted by law, each Director and Secretary of Qantas against any liability incurred by that person as an officer of Qantas.

The Directors listed on pages 36 to 39 and the Secretaries of Qantas, being Brett Johnson and Cassandra Hamlin, have the benefit of the indemnity in the Qantas Constitution. Members of the Qantas Executive Team listed on page 39 have the benefit of an indemnity to the fullest extent permitted by law and as approved by the Board of Directors. In respect of non-audit services, KPMG, Qantas' auditor, has the benefit of an indemnity to the extent KPMG reasonably relies on information provided by Qantas which is false, misleading or incomplete. No amount has been paid under any of these indemnities during 2005/06 or to the date of this report.

Qantas has insured against amounts which it may be liable to pay on behalf of Directors and Officers or which it otherwise agrees to pay by way of indemnity.

During the financial year, Qantas paid a premium for Directors' and Officers' liability insurance policies, which cover all Directors and Officers of the Qantas Group.

Details of the nature of the liabilities covered, and the amount of the premium paid in respect of, the Directors' and Officers' insurance policies are not disclosed, as such disclosure is prohibited under the terms of the contracts.

NON-AUDIT SERVICES

During the year, KPMG, Qantas' auditor, has performed certain other services in addition to its statutory duties.

The Directors are satisfied that:

(a) the non-audit services provided during the 2005/06 financial year by KPMG as the external auditor were compatible with the general standard of independence for auditors imposed by the Corporations Act; and

(b) any non-audit services provided during the 2005/06 financial year by KPMG as the external auditor did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

(i) KPMG services have not involved partners or staff acting in a managerial or decision making capacity within the Qantas Group or being involved in the processing or originating of transactions;

(ii) KPMG non-audit services have only been provided where Qantas is satisfied that the related function or process will not have a material bearing on the audit procedures;

(iii) KPMG partners and staff involved in the provision of non-audit services have not participated in associated approval or authorisation processes;

(iv) a description of all non-audit services undertaken by KPMG and the related fees have been reported to the Board to ensure complete transparency in relation to the services provided; and

(v) the declaration required by section 307C of the Corporations Act confirming independence has been received from KPMG.

A copy of the auditor's independence declaration as required under section *307C of the Corporations Act is included below.*

Details of the amounts paid to the auditor of Qantas, KPMG, for audit and non-audit services provided during the year are set out in Note 5 to the Financial Statements.

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the Directors of Qantas Airways Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006, there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Mark Epper

Sydney, 28 August 2006

ROUNDING

Qantas is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in this Financial Report and Directors' Report have been rounded to the nearest one hundred thousand dollars unless otherwise indicated.

Signed pursuant to a Resolution of the Directors:

Margaret Jackson
Chairman

Geoff Dixon
Chief Executive Officer

Sydney, 28 August 2006

	Notes	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
SALES AND OTHER INCOME					
Net passenger revenue		**10,504.0**	9,571.6	**8,982.7**	8,320.2
Net freight revenue		**887.8**	759.9	**887.2**	759.4
Tours and travel revenue		**719.4**	707.8	**-**	-
Contract work revenue		**469.0**	484.9	**359.4**	367.0
Other		**1,066.5**	1,039.7	**1,085.3**	970.6
Sales and other income	2	**13,646.7**	12,563.9	**11,314.6**	10,417.2
EXPENDITURE					
Manpower and staff related		**3,321.7**	3,163.5	**2,681.1**	2,560.5
Selling and marketing		**469.6**	501.6	**457.4**	480.7
Aircraft operating – variable		**2,525.3**	2,370.6	**2,229.0**	2,128.6
Fuel		**2,802.3**	1,931.7	**2,434.8**	1,691.3
Property		**320.1**	302.0	**277.3**	259.3
Computer and communication		**487.5**	502.8	**420.7**	409.7
Tours and travel		**591.2**	563.7	**-**	-
Capacity hire		**369.6**	341.0	**341.8**	346.6
Other		**467.0**	380.6	**377.4**	325.2
Depreciation and amortisation		**1,249.8**	1,241.3	**1,110.0**	1,117.2
Non-cancellable operating lease rentals		**355.7**	266.8	**345.0**	252.2
Share of net profit of associates and jointly controlled entities	28	**(38.9)**	(15.7)	**-**	-
Expenditure		**12,920.9**	11,549.9	**10,674.5**	9,571.3
Profit before related income tax expense and net finance costs		**725.8**	1,014.0	**640.1**	845.9
Finance income	2	**163.3**	117.0	**146.6**	101.4
Finance costs	3	**(217.9)**	(216.7)	**(227.6)**	(221.5)
Net finance costs		**(54.6)**	(99.7)	**(81.0)**	(120.1)
Profit before related income tax expense		**671.2**	914.3	**559.1**	725.8
Income tax expense	4	**(191.2)**	(225.0)	**(167.1)**	(201.9)
Profit for the year		**480.0**	689.3	**392.0**	523.9
Attributable to:					
Members of Qantas		**479.5**	688.5	**392.0**	523.9
Minority interest		**0.5**	0.8	**-**	-
Profit for the year		**480.0**	689.3	**392.0**	523.9
Earnings per share attributable to members of Qantas:					
Basic earnings per share (cents)	32	**24.9**	36.8		
Diluted earnings per share (cents)	32	**24.8**	36.7		
Dividend per share (cents)	30	**21.0**	19.0		

		Qantas Group		Qantas	
CURRENT ASSETS	Notes	2006 $M	2005 $M	2006 $M	2005 $M
Cash and cash equivalents	6	**2,902.0**	1,903.8	**2,979.1**	2,045.7
Receivables	7	**1,228.7**	1,130.3	**1,261.2**	1,135.5
Other financial assets		**476.7**	–	**473.5**	–
Net receivables under hedge/swap contracts		**–**	185.1	**–**	184.8
Inventories	8	**334.8**	333.0	**297.3**	295.5
Assets classified as held for sale	9	**24.2**	–	**14.7**	–
Other	10	**86.4**	152.5	**69.1**	160.7
Total current assets		**5,052.8**	3,704.7	**5,094.9**	3,822.2
NON-CURRENT ASSETS					
Receivables	7	**237.6**	287.7	**768.8**	952.7
Other financial assets		**766.8**	–	**766.8**	–
Net receivables under hedge/swap contracts		**–**	853.7	**–**	831.6
Investments accounted for using the equity method	28	**372.9**	356.0	**–**	–
Other investments	11	**53.7**	99.9	**555.9**	746.6
Property, plant and equipment	12	**12,375.0**	12,684.5	**11,087.5**	11,299.6
Intangible assets	13	**311.7**	318.9	**199.7**	207.3
Deferred tax assets	14	**2.9**	0.2	**–**	–
Other	10	**9.9**	84.8	**8.2**	64.3
Total non-current assets		**14,130.5**	14,685.7	**13,386.9**	14,102.1
Total assets		**19,183.3**	18,390.4	**18,481.8**	17,924.3
CURRENT LIABILITIES					
Payables	15	**1,988.0**	1,902.0	**1,748.6**	1,722.3
Interest-bearing liabilities	16	**440.8**	315.0	**455.3**	315.1
Other financial liabilities		**139.2**	–	**158.5**	–
Net payables under hedge/swap contracts		**–**	142.8	**–**	164.8
Provisions	17	**469.0**	428.8	**410.0**	373.0
Current tax liabilities		**72.4**	93.2	**70.9**	91.1
Revenue received in advance		**2,282.8**	2,106.0	**2,107.5**	1,968.3
Deferred lease benefits/income		**37.5**	43.9	**33.6**	38.3
Total current liabilities		**5,429.7**	5,031.7	**4,984.4**	4,672.9
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	16	**5,334.8**	5,599.7	**5,818.8**	6,196.4
Other financial liabilities		**352.2**	–	**352.2**	–
Net payables under hedge/swap contracts		**–**	450.0	**–**	450.0
Provisions	17	**477.0**	443.3	**439.9**	410.1
Deferred tax liabilities	14	**701.2**	518.2	**705.5**	497.2
Revenue received in advance		**708.5**	676.6	**708.5**	676.6
Deferred lease benefits/income		**98.8**	141.0	**86.0**	124.3
Total non-current liabilities		**7,672.5**	7,828.8	**8,110.9**	8,354.6
Total liabilities		**13,102.2**	12,860.5	**13,095.3**	13,027.5
Net assets		**6,081.1**	5,529.9	**5,386.5**	4,896.8
EQUITY					
Issued capital	18	**4,382.2**	4,181.5	**4,382.2**	4,181.5
Treasury shares		**(23.8)**	(17.8)	**–**	–
Reserves	19	**329.3**	14.6	**338.5**	3.2
Retained earnings		**1,388.5**	1,347.4	**665.8**	712.1
Equity attributable to members of Qantas		**6,076.2**	5,525.7	**5,386.5**	4,896.8
Minority interest		**4.9**	4.2	**–**	–
Total equity		**6,081.1**	5,529.9	**5,386.5**	4,896.8

	Notes	Issued Capital $M	Treasury Shares $M	Employee Compensation Reserve $M	Hedge Reserve $M	Fair Value Reserve $M	Asset Revaluation Reserve $M	Foreign Currency Translation Reserve $M	Retained Earnings $M	Minority Interest $M	Total Equity $M
Balance as at 1 July 2004 (previous GAAP)		3,994.9	–	–	–	–	55.5	(1.1)	1,776.3	14.7	5,840.3
Transition to A-IFRS	36	8.2	(8.7)	3.7	–	–	(55.5)	1.1	(770.7)	–	(821.9)
Restated balance		4,003.1	(8.7)	3.7	–	–	–	–	1,005.6	14.7	5,018.4
Profit for the year		–	–	–	–	–	–	–	688.5	0.8	689.3
Own shares acquired		–	(9.6)	–	–	–	–	–	–	–	(9.6)
Shares vested to employees		–	0.5	(0.5)	–	–	–	–	–	–	–
Share-Based payments		–	–	10.5	–	–	–	–	–	–	10.5
Revaluation of assets on acquisition of minority interest in controlled entities		–	–	–	–	–	4.4	–	–	–	4.4
Acquisition of minority interest in controlled entities		–	–	–	–	–	–	–	7.1	(11.3)	(4.2)
Foreign currency translation of controlled entities		–	–	–	–	–	–	(3.5)	–	–	(3.5)
Dividends to members		178.4	–	–	–	–	–	–	(353.8)	–	(175.4)
Balance as at 30 June 2005		4,181.5	(17.8)	13.7	–	–	4.4	(3.5)	1,347.4	4.2	5,529.9
Balance as at 1 July 2005		4,181.5	(17.8)	13.7	–	–	4.4	(3.5)	1,347.4	4.2	5,529.9
Impact of initial adoption of AASB 132 and AASB 139	37	10.8	–	–	379.0	(28.8)	–	–	(36.0)	–	325.0
Restated balance		4,192.3	(17.8)	13.7	379.0	(28.8)	4.4	(3.5)	1,311.4	4.2	5,854.9
Profit for the year		–	–	–	–	–	–	–	479.5	0.5	480.0
Transfer of hedge reserve to Income Statement		–	–	–	(351.6)	–	–	–	–	–	(351.6)
Share of movement in jointly controlled entity's hedge reserve		–	–	–	(1.1)	–	–	–	–	–	(1.1)
Own shares acquired		–	(9.8)	–	–	–	–	–	–	–	(9.8)
Shares vested to employees		–	3.8	(3.8)	–	–	–	–	–	–	–
Share-Based payments		–	–	13.8	–	–	–	–	–	–	13.8
Recognition of effective cash flow hedges on capitalised assets		–	–	–	48.9	–	–	–	–	–	48.9
Effective portion of changes in fair value of cash flow hedges		–	–	–	257.0	–	–	–	–	–	257.0
Change in fair value of assets available for sale		–	–	–	–	(6.6)	–	–	–	–	(6.6)
Recognition of deferred tax liability on revalued assets		–	–	–	–	–	(0.4)	–	–	–	(0.4)
Foreign currency translation of controlled entities		–	–	–	–	–	–	8.3	–	0.2	8.5
Dividends to members		189.9	–	–	–	–	–	–	(402.4)	–	(212.5)
Balance as at 30 June 2006		4,382.2	(23.8)	23.7	332.2	(35.4)	4.0	4.8	1,388.5	4.9	6,081.1

QANTAS

	Notes	Issued Capital $M	Employee Compensation Reserve $M	Hedge Reserve $M	Asset Revaluation Reserve $M	Retained Earnings $M	Total Equity $M
Balance as at 1 July 2004 (previous GAAP)		3,994.9	–	–	82.9	1,298.3	5,376.1
Transition to A-IFRS	36	8.2	0.7	–	(82.9)	(757.2)	(831.2)
Restated balance		4,003.1	0.7	–	–	541.1	4,544.9
Profit for the year		–	–	–	–	523.9	523.9
Share-Based payments		–	2.5	–	–	–	2.5
Dividends to members		178.4	–	–	–	(352.9)	(174.5)
Balance as at 30 June 2005		4,181.5	3.2	–	–	712.1	4,896.8
Balance as at 1 July 2005		4,181.5	3.2	–	–	712.1	4,896.8
Impact of initial adoption of AASB 132 and AASB 139	37	10.8	–	377.9	–	(36.2)	352.5
Restated balance		4,192.3	3.2	377.9	–	675.9	5,249.3
Profit for the year		–	–	–	–	392.0	392.0
Transfer of hedge reserve to Income Statement		–	–	(351.6)	–	–	(351.6)
Share-Based payments		–	3.1	–	–	–	3.1
Recognition of effective cash flow hedges on capitalised assets		–	–	48.9	–	–	48.9
Effective portion of changes in fair value of cash flow hedges		–	–	257.0	–	–	257.0
Dividends to members		189.9	–	–	–	(402.1)	(212.2)
Balance as at 30 June 2006		4,382.2	6.3	332.2	–	665.8	5,386.5

Cash Flow Statements
for the year ended 30 June 2006

		Qantas Group		Qantas	
CASH FLOWS FROM OPERATING ACTIVITIES	**Notes**	**2006 $M**	**2005 $M**	**2006 $M**	**2005 $M**
Cash receipts in the course of operations		**14,396.1**	13,229.9	**11,554.7**	11,078.0
Cash payments in the course of operations		**(12,086.8)**	(10,878.3)	**(9,699.2)**	(9,073.0)
Interest received		**165.3**	116.9	**148.2**	101.2
Interest paid		**(322.9)**	(291.8)	**(332.4)**	(195.3)
Dividends received		**37.0**	28.1	**19.7**	12.8
Income taxes paid		**(162.7)**	(102.9)	**(110.1)**	(60.8)
Net cash from operating activities	34	**2,026.0**	2,101.9	**1,580.9**	1,862.9
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment[1]		**(1,527.1)**	(1,806.3)	**(1,132.9)**	(1,338.2)
Proceeds from sale of property, plant and equipment		**47.4**	71.4	**40.8**	66.9
Proceeds from financing of non-current assets[2]		**627.8**	257.9	**627.8**	257.9
Payments for investments, net of cash acquired		**(37.3)**	(44.6)	**(37.2)**	(29.4)
(Advances)/repayments of investment loans		**(0.4)**	1.9	**-**	-
Net cash used in investing activities		**(889.6)**	(1,519.7)	**(501.5)**	(1,042.8)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of borrowings		**(563.3)**	(1,118.3)	**(563.6)**	(1,208.8)
Proceeds from borrowings/swaps		**632.2**	1,248.3	**624.4**	1,322.2
Receipts for aircraft security deposits		**5.0**	1.3	**5.0**	0.9
Dividends paid[3]		**(212.1)**	(175.0)	**(211.8)**	(172.8)
Net cash used in financing activities		**(138.2)**	(43.7)	**(146.0)**	(58.5)
Net increase in cash and cash equivalents held		**998.2**	538.5	**933.4**	761.6
Cash and cash equivalents held at the beginning of the year		**1,903.8**	1,365.3	**2,045.7**	1,284.1
Cash and cash equivalents at the end of the year	6	**2,902.0**	1,903.8	**2,979.1**	2,045.7

1 As a consequence of the assignment of purchase rights prior to aircraft delivery, contractual payments to manufacturers of $631.1 million (2005: $37.0 million) were settled by aircraft lessors.

2 Included in the proceeds from financing of non-current assets was $412.2 million (2005: $18.8 million) in relation to 19 (2005: one) aircraft. The rights to these aircraft were sold prior to delivery of the aircraft to a lessor and leased back via operating lease.

3 During the year, 55,333,681 (2005: 52,474,143) shares were issued under the DRP. Dividends settled in shares rather than cash during the year totalled $189.9 million (2005: $178.4 million).

1. Statement of Significant Accounting Policies

Qantas Airways Limited (Qantas) is a company limited by shares incorporated in Australia whose shares are publicly traded on the ASX and which is subject to the operation of the Qantas Sale Act.

The consolidated Financial Report of Qantas for the year ended 30 June 2006 comprises Qantas and its controlled entities (together referred to as the Qantas Group) and the Qantas Group's interest in associates and jointly controlled entities.

The Financial Report of Qantas for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Directors on 28 August 2006.

(A) STATEMENT OF COMPLIANCE

The Financial Report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB) adopted by the Australian Accounting Standards Board and the Corporations Act. International Financial Reporting Standards (IFRS) form the basis of AASBs adopted by the Australian Accounting Standards Board and for the purpose of this report are called Australian equivalents to IFRS (A-IFRS) to distinguish from previous Australian GAAP (previous GAAP). The Financial Reports and Notes of the Qantas Group also comply with IFRSs and interpretations adopted by the International Accounting Standards Board. The Qantas Financial Report and Notes do not comply with IFRSs, as Qantas has elected to apply the relief provided to Parent entities by AASB 132 Financial Instruments: Presentation and Disclosure in respect of certain disclosure requirements.

This is Qantas' first Financial Report prepared in accordance with A-IFRS and AASB 1 First-time Adoption of A-IFRS has been applied. An explanation of how the transition to A-IFRS has affected the reported Income Statements, Balance Sheets, Statements of Changes in Equity and Cash Flow Statements of the Qantas Group and Qantas is provided in Note 36.

(B) BASIS OF PREPARATION

The Financial Report is presented in Australian dollars and has been prepared on the basis of historical costs except in accordance with relevant accounting policies where assets and liabilities are stated at their fair values. Assets classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Qantas is a company of the kind referred to in Australian Securities Investment Commission (ASIC) Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with the Class Order, amounts in the Financial Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

The accounting policies set out below have been applied consistently to all periods presented in the consolidated Financial Report and in preparing an opening A-IFRS Balance Sheet at 1 July 2004 for the purposes of the transition to A-IFRS, except where stated.

Qantas has elected to early adopt the following accounting standards and amendments:

- AASB 119 Employee Benefits (December 2004);
- AASB 2004-1 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 116 Property, Plant and Equipment and AASB 138 Intangible Assets;
- AASB 2004-2 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 121 The Effects of Changes in Foreign Exchange Rates, AASB 131 Interests in Joint Ventures, AASB 134 Interim Financial Reporting, AASB 139 Financial Instruments: Recognition and Measurement and AASB 141 Agriculture;
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures;
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-2 Amendments to Australian Accounting Standards (June 2005) amending AASB 1023 General Insurance Contracts;
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (December 2004);
- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 132 Financial Instruments: Disclosure and Presentation, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts;
- AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004) and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;
- AASB 2005-7 Amendments to Australian Accounting Standards (June 2005) amending AASB 134 Interim Financial Reporting;
- AASB 2005-8 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004);
- AASB 2005-11 Amendments to Australian Accounting Standards (September 2005) amending AASB 101 Presentation of Financial Statements, AASB 112 Income Taxes, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement and AASB 141 Agriculture;
- AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates;
- UIG 4 Determining whether an Arrangement Contains a Lease;
- UIG 8 Scope of AASB 2 Share-Based Payment; and
- UIG 9 Reassessment of Embedded Derivatives.

The following standards and amendments were available for early adoption but have not been applied by the Qantas Group in these Financial Statements:

- AASB 7 Financial Instruments: Disclosures (August 2005) replacing the presentation requirements of financial instruments in AASB 132, AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;

- AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) amending AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts, AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement; and
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) making consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The Qantas Group plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of Qantas or the Qantas Group, as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of Qantas and the Qantas Group, as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by Qantas or the Qantas Group. However, the quantification of the impact is not known or reasonably estimable in the current financial year, as an exercise to quantify the financial impact has not been undertaken by Qantas or the Qantas Group to date.

The impact of the transition from previous GAAP to A-IFRS is explained in Note 36. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current period policy. The accounting policies have been applied consistently by each entity within the Qantas Group for the purposes of this Financial Report.

(C) CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of a Financial Report conforming with AASB requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of AASB that have a significant effect on the Financial Report and estimates with a significant risk of material adjustment in the next year are highlighted in the specific accounting policies detailed below.

(D) PRINCIPLES OF CONSOLIDATION

Controlled entities

Controlled entities are entities controlled by Qantas. Control exists when Qantas has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The Financial Statements of controlled entities are included in the consolidated Financial Statements from the date that control commences until the date that control ceases.

Investments in controlled entities are carried at their cost of acquisition in the Financial Statements of Qantas.

Intra-group balances and any unrealised gains and losses or income and expenses arising from intra-group transactions are eliminated in preparing the consolidated Financial Statements.

Minority interest in the results of controlled entities are shown as a separate item in the Qantas Group Financial Statements.

Associates

Associates are those entities in which the Qantas Group has significant influence, but not control, over the financial and operating policies. The consolidated Financial Statements includes the Qantas Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Qantas Group's share of losses exceeds its interest in an associate, the Qantas Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Qantas Group has incurred legal or constructive obligations or made payments on behalf of an associate.

In the Financial Statements of Qantas, investments in associates are carried at cost less any charge for impairment.

Jointly Controlled Entities

Jointly controlled entities are those entities over whose activities the Qantas Group has joint control, established by contractual agreement.

In the consolidated Financial Statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Qantas Group's share of the jointly controlled entity's net profit or loss is recognised in the consolidated Income Statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in equity.

In the Financial Statements of Qantas, investments in jointly controlled entities are carried at cost less any charge for impairment.

Deferred Share Plan

Qantas purchases Qantas shares on market on behalf of the Deferred Share Trust for the provision of equity benefits to employees. In the Qantas Group, the shares are recorded as Treasury Shares and the provision of equity benefits to employees expensed in Qantas and the Qantas Group's Financial Statements under accounting policy Note 1(V).

(E) FOREIGN CURRENCY TRANSACTIONS

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the date of each transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange prevailing at that date. Resulting exchange differences are brought to account as exchange gains or losses in the Income Statement in the year in which the exchange rates change. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of Foreign Operations

Assets and liabilities of foreign operations are translated at the rates of exchange prevailing at balance date. The Income Statements of foreign controlled entities are translated to Australian dollars at rates approximating the foreign exchange rates prevailing at the dates of the transactions. Exchange differences arising on translation are recorded in the foreign currency translation reserve. The balance of the foreign currency translation reserve relating to a foreign controlled entity that is disposed of, or partially disposed of, is recognised in the Income Statement in the year of disposal.

(F) DERIVATIVE FINANCIAL INSTRUMENTS

Current Period Policy

Qantas is subject to foreign currency, interest rate, fuel price and credit risks. Derivative financial instruments are used to hedge these risks. It is Qantas policy not to enter into, issue or hold derivative financial instruments for speculative trading purposes.

Derivative financial instruments are recognised at fair value both initially and on an ongoing basis. The method of recognising gains and losses resulting from movements in market prices depends on whether the derivative is a designated hedging instrument, and if so, the nature of the item being hedged. The Qantas Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or hedges of highly probable forecast transactions (cash flow hedges). Gains and losses on derivative financial instruments qualifying for hedge accounting are recognised in the same Income Statement category as the underlying hedged instrument. Changes in underlying market conditions or hedging strategies could result in recognition in the Income Statement of changes in fair value of derivative financial instruments designated as hedges.

Qantas documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each transaction. Qantas also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedge transactions have been and will continue to be highly effective.

Fair Value Hedges

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges are recognised in equity in the hedge reserve. Amounts accumulated in the hedge reserve are recognised in the Income Statement in the periods when the hedged item will affect profit or loss (ie when the underlying income or expense is recognised). Where the hedged item is of a capital nature, amounts accumulated in the hedge reserve are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold, terminated or exercised, or Qantas revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the underlying hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity with respect to the hedging instrument is recognised immediately in the Income Statement.

Derivatives that do not Qualify for Hedge Accounting

From time to time, certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument, or part of a derivative instrument, that does not qualify for hedge accounting are recognised immediately in the Income Statement in Other expenses ($44.1 million net loss in the year to 30 June 2006).

Fair Value Calculations

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance date. The fair value of financial instruments that are not traded in an active market are estimated using valuation techniques consistent with accepted market practice. The Qantas Group uses a variety of methods and input assumptions that are based on market conditions existing at balance date. The fair value of derivative financial instruments includes the present value of estimated future cash flows.

Comparative Period Policy

Qantas has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Qantas has applied previous GAAP for comparative information on financial instruments within the scope of AASB 132 and AASB 139. Principal amounts outstanding under individual cross-currency swaps are disclosed as a net asset or liability. Interest payments and receipts under cross-currency swaps are recognised on an accruals basis in the Balance Sheet. Premiums paid on interest rate options are included in Other assets on the Balance Sheet and are amortised over the period of the hedge.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying exposures to which they relate. Accordingly, hedge gains and losses are included in the Income Statement when the gains and losses arising on the related hedged position are recognised in the Income Statement.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the hedged transaction are recognised immediately in the Income Statement.

Net deferred gains/losses associated with hedges of foreign currency revenue relating to future transportation services are included in the Balance Sheet as payables/receivables. These gains/losses will be included in the measurement of the relevant future foreign currency revenue at the time the transportation services are provided.

1. Statement of Significant Accounting Policies continued

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase, sale or interest transaction when it occurs. When a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the Income Statement for the year.

(G) REVENUE RECOGNITION

Passenger, Freight and Tours and Travel Sales Revenue

Passenger, freight and tours and travel sales revenue is included in the Income Statement at the fair value of the consideration received net of sales discount, passenger and freight interline/IATA commission and goods and services tax (GST). Passenger recoveries (including fuel surcharge on passenger tickets) are disclosed as part of Net passenger revenue. Freight fuel surcharge is disclosed as part of Net freight revenue. Tours and travel sales commissions paid by Qantas are included in expenditure. Passenger, freight and tours and travel sales are credited to revenue received in advance and subsequently transferred to revenue when passengers or freight are uplifted or when tours and travel air tickets and land content are utilised. Unused tickets are recognised as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends. Changes in these estimation methods could have a material impact on the financial statements of Qantas. Refer also to the Frequent Flyer accounting policy in Note 1(U).

Contract Work Revenue

Contract work revenue is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured and otherwise on completion of the contract.

Catering Revenue

Revenue from the sale of catering products is recognised when ownership of the goods passes to the customer and is disclosed as part of contract work revenue.

Liquidated Damages

Income resulting from claims for liquidated damages is recognised when a contractual entitlement exists, it can be reliably measured, (including the impact of the receipt, if any, of the underlying assets' carrying value) and receipt is virtually certain.

Other Revenue

Other revenue includes revenue from aircraft charter and leases, property income, Qantas Club membership fees, frequent flyer revenue relating to other carriers, freight terminal and service fees, commission revenue, age availed surplus revenue, unavailed revenue and other miscellaneous income.

Finance Income

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Asset Sales

The gain or loss on the disposal of assets is recognised at the date the significant risks and rewards of ownership of the asset passes to the buyer, usually when the purchaser takes delivery of the asset. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Aircraft Financing Fees

Fees relating to linked transactions involving the legal form of a lease are recognised as revenue only when there are no significant obligations to perform or refrain from significant activities, management determine there are no significant limitations on use of the underlying asset and the possibility of reimbursement is considered remote. Where these criteria are not met, fees are brought to account as revenue or expenditure over the period of the respective lease or on a basis which is representative of the pattern of benefits derived from the leasing transactions, with the unamoritised balance being held as a deferred lease benefit.

Dividend Revenue

Dividend/distribution revenue from controlled entities are recognised as revenue by Qantas when dividends are declared by the controlled entities. Dividends/distributions from associates, jointly controlled entities and other investments are recognised when dividends are received.

Dividend/distribution revenue is recognised net of any franking credits or withholding tax.

(H) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(I) MAINTENANCE AND OVERHAUL COSTS

Accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for Property, Plant and Equipment and Depreciation. With respect to the operating lease agreements, where the Qantas Group is required to return the aircraft in certain maintenance condition, provision is made during the lease term. This provision is based on the expected future cost of meeting the return condition having regard to the current fleet plan and long-term maintenance schedules.

All other maintenance costs are expensed as incurred, except engine overhaul costs covered by third-party maintenance agreements, which are accrued on the basis of hours flown as there is a legal obligation to the third party maintenance provider. Modifications that enhance the operating performance or extend the useful lives of airframes or engines are capitalised and depreciated over the remaining estimated useful life of the asset.

(J) INCOME TAX

Income tax on the Income Statement for the periods presented comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at balance date and any adjustment to tax payable with respect to previous years.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at balance date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Qantas provides for income tax in both Australia and overseas jurisdictions where a liability exists.

(K) TAX CONSOLIDATION

Qantas is the head entity in the tax consolidated group comprising Qantas and all of its Australian wholly-owned entities and partnerships.[1] The implementation date of the tax consolidations system for the tax consolidated group was 1 July 2003.

The current and deferred tax amounts for the tax consolidated group are allocated among the entities in the group using a group allocation method. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Balance Sheet of Qantas and their tax values applying under tax consolidation.

Any current tax liabilities/assets and deferred tax assets arising from unused tax losses assumed by the head entity from the controlled entities in the tax consolidated group are recognised as amounts payable/(receivable) to/(from) other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below).

Qantas recognises deferred tax assets arising from unused tax losses of the tax consolidated group to the extent that it is probable that future taxable profits of the tax consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from controlled entities within the tax consolidated group are recognised by the head entity only.

The members of the tax consolidated group have entered into a tax funding arrangement, which sets out the funding obligations of members of the tax consolidated group with respect to tax amounts.

The tax funding arrangements require payments to/(from) the head entity equal to the current tax liability/asset assumed by the head entity and any tax loss deferred tax asset assumed by the head entity. The members of the tax consolidated group have also entered into a valid tax sharing agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax consolidated group. In the opinion of the Directors, the tax sharing agreement limits, subject to any ASIC Class Order, the joint and several income tax related liability of the wholly-owned entities of the tax consolidated group in the case of default by Qantas.

(L) RECEIVABLES

Current receivables are recognised and carried at original invoice amount less impairment losses. Bad debts are written off as incurred. Non-current receivables are carried at the present value of future net cash inflows expected to be received.

(M) CONTRACT WORK IN PROGRESS

Contract work in progress is stated at cost plus profit recognised to date, in accordance with accounting policy Note 1(G), less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Qantas Group's contract activities based on normal operating capacity.

(N) INVENTORIES

Engineering expendables, consumable stores and work in progress are valued at weighted average cost, less any applicable allowance for obsolescence. Inventories held for sale are valued at the lower of cost and net realisable value, calculated as estimated selling price net of estimated selling costs.

(O) IMPAIRMENT

The carrying amounts of assets (other than inventories and deferred tax assets) are reviewed at each balance date to determine whether there is any indication of impairment. If any such conditions exists, the assets's recoverable amount is estimated. The recoverable amount of other assets is the greater of their fair value less costs to sell, and value in use. Assets, which primarily generate cash flows as a group, such as aircraft, are assessed on a cash generating unit basis inclusive of related infrastructure and intangible assets and compared to net cash flows for the unit. Estimated net cash flows used in determining recoverable amounts have been discounted to their net present value, using a rate that reflects current market assessments of the time value of money and management's assessment of the risks specific to the assets of the cash generating unit.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

1 The tax-consolidated group also includes the partnership between Qantas and AAL Aviation Limited and between Qantas Flight Catering Limited and AAL Aviation Limited.

An appropriate impairment charge is made if the carrying amount of a non-current asset exceeds its recoverable amount. The impairment is expensed in the financial year in which it occurs. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss with respect to goodwill is not reversed.

(P) INVESTMENTS

Current Accounting Policy

The investment in Air New Zealand Limited (Air New Zealand) is classified as being available-for-sale and is stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses. If this investment is derecognised in the future, the cumulative gain or loss previously recognised directly in equity would be transferred to profit or loss.

Comparative Period Policy

All investments are recorded at the lower of cost and recoverable amount.

(Q) PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses. Items of property, plant and equipment are initially recorded at cost, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. The cost of acquired assets includes: the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate. Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential reflecting the maintenance condition of its engines and airframe. This cost is depreciated over the shorter of the period to the next major inspection event (usually between 8 and 12 years) or the remaining life of the aircraft. The estimated standard cost of subsequent major airframe and engine maintenance checks is capitalised and depreciated over the shorter of the scheduled usage period to the next major inspection event or the remaining life of the aircraft. Manpower costs in relation to employees that are dedicated to major modifications to aircraft are capitalised as part of the cost of the modification to which they relate. Borrowing costs associated with the acquisition of qualifying assets such as aircraft and the acquisition, construction or production of significant items of other property, plant and equipment are capitalised as part of the cost of the asset to which they relate.

When an obligation exists to dismantle and remove an item of property, the present value of the estimated cost to restore the site is capitalised into the cost of the asset to which they relate and a provision created. The unwinding of the discount is treated as a finance charge.

Depreciation and Amortisation

Depreciation and amortisation are provided on a straight-line basis on all items of property, plant and equipment except for freehold and leasehold land. The depreciation and amortisation rates of owned assets are calculated so as to allocate the costs or valuation of an asset, less any estimated residual value, over the asset's estimated useful life to the Qantas Group. Assets are depreciated or amortised from the date of acquisition or, with respect to internally constructed assets, from the time an asset is completed and held ready for use. The costs of improvements to assets are amortised over the remaining useful life of the asset or the estimated useful life of the improvement, whichever is the shorter. Assets under finance lease are amortised over the term of the relevant lease or, where it is likely the Qantas Group will obtain ownership of the asset, the life of the asset.

The principal asset depreciation and amortisation periods and estimated residual value percentages are:

	Years	Residual Value (%)
Buildings and leasehold improvements	10-50	0
Plant and equipment	3-40	0
Jet aircraft, engines and modifications	5-20	10-20
Non-jet aircraft, engines and modifications	5-20	0-20
Aircraft spare parts	15-20	0-20
Major aircraft inspections	Inspection life	0

These rates are in line with those for the prior year.

Depreciation and amortisation rates and residual values are reviewed annually and reassessed having regard to commercial and technological developments and the estimated useful life of assets to the Qantas Group and the long-term fleet plan.

Leased and Hire Purchase Assets

Leased assets under which the Qantas Group assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Linked transactions involving the legal form of a lease are accounted for as one transaction when a series of transactions are negotiated as one or take place concurrently or in sequence and cannot be understood economically alone.

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Any gains and losses arising under sale and leaseback arrangements are deferred and amortised over the lease term where the sale is not at fair value. Capitalised leased assets are amortised on a straight-line basis over the period in which benefits are expected to arise from the use of those assets. Lease payments are allocated between the reduction in the principal component of the lease liability and interest expense.

(R) PROPERTY, PLANT AND EQUIPMENT CONTINUED

Leased and Hire Purchase Assets continued

Fully prepaid leases are classified in the Balance Sheet as hire purchase assets, to recognise that the financing structures impose certain obligations, commitments and/or restrictions on the Qantas Group, which differentiate these aircraft from owned assets.

Leases are deemed to be non-cancellable if significant financial penalties associated with termination are anticipated.

With respect to any premises rented under long-term operating leases, which are subject to sub-tenancy agreements, provision is made for any shortfall between primary payments to the head lessor less any recoveries from sub-tenants. These provisions are determined on a discounted cash flow basis, using a rate reflecting the cost of funds.

Manufacturers' credits

The Qantas Group receives credits from manufacturers in connection with the acquisition of certain aircraft and engines. These credits are recorded as a reduction to the cost of the related aircraft and engines. Where the aircraft are held under operating leases, the credits are deferred and reduced from the operating lease rentals on a straight line basis over the period of the related lease as deferred credits.

(S) INTANGIBLE ASSETS

Goodwill

Business Combinations prior to 1 July 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. Utilising relief available under AASB1, the classification and accounting treatment of business combinations that occurred prior to 1 July 2003 has not been reconsidered in preparing the Qantas Group's opening A-IFRS Balance Sheet at 1 July 2004.

Business Combinations since 1 July 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment. With respect to associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Other Intangible Assets

Airport landing slots are stated at cost less any accumulated impairment losses. Airport landing slots are allocated to the Qantas cash generating unit and are not amortised as they are considered to have an indefinite useful life and are tested annually for impairment.

Software

Software is stated at cost less accumulated amortisation and impairment losses. Software development expenditure, comprised of the cost of materials, direct labour and an appropriate proportion of overheads are only recognised as an asset when the Qantas Group controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably. Amortisation is charged to the Income Statement on a straight-line basis over the estimated useful life of three to five years.

(T) PAYABLES

Liabilities for trade creditors and other amounts are carried at cost.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable discounted at prevailing commercial borrowing rates.

(U) FREQUENT FLYER

The Qantas Group receives revenue from the sale to third parties of rights to have Qantas award points allocated to members of the Qantas Frequent Flyer Program. This revenue is deferred (net of points which it is considered will not be redeemed) and recognised in the Income Statement as net passenger revenue when the points are redeemed and passengers uplifted. Revenue in relation to points which it is considered will not be redeemed are recognised as net passenger revenue on the sale of the points.

Members of the Qantas Frequent Flyer Program also accumulate points by travelling on qualifying Qantas and partner airline services. The obligation to provide travel rewards to members arising from these points is provided as points are accumulated, net of estimated points that will expire. The provision is based on the present value of the expected incremental direct cost (being the cost of meals and passenger expenses) of providing the travel rewards based on the forecasted weighted average cost of the reward mix i.e. redemptions on Qantas services and on non-airline or other member airlines. The provision is reduced to the extent surcharges and recoveries are made and as members redeem awards or their entitlements expire. Changes in cost estimates, breakage assumptions and passenger recoveries could have a material impact on the financial statements of Qantas.

(V) EMPLOYEE BENEFITS

Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits for wages, salaries, annual leave (including leave loading) and sick leave vesting to employees expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to balance date. The calculation of this liability is based on remuneration wage and salary rates that the Qantas Group expects to pay as at balance date including related on-costs, such as workers' compensation insurance, superannuation and payroll tax. Amounts expected to be settled more than 12 months after year end are not discounted to their present value.

1. Statement of Significant Accounting Policies continued

Employee Share Plans

The fair value of share based entitlements granted to employees after 7 November 2002 is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the equity instrument. The fair value of the entitlements granted is measured using a Monte-Carlo simulation model, taking into account the terms and conditions upon which the entitlements were granted. The amount recognised as an expense is adjusted to reflect the actual number of entitlements that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Long Service Leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on staff turnover history and is discounted using the rates attaching to Australian government bonds at balance date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as a finance charge.

Defined Contribution Superannuation Plans

The Qantas Group contributes to employee defined contribution superannuation plans. Contributions to these plans are recognised as an expense in the Income Statement as incurred.

Defined Benefit Superannuation Plans

Qantas' net obligation with respect to defined benefit superannuation plans is calculated separately for each plan. The Qantas Superannuation Plan has been split based on the divisions which relate to accumulation members and defined benefit members. Only defined benefit members are included in Qantas' net obligation calculations. Defined contribution members' obligations are accrued for as per the above accounting policy. The calculation estimates the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The discount rate is the yield at the Balance Sheet date on government bonds that have maturity dates approximating to the terms of Qantas' obligations. The calculation is performed by a qualified actuary using the "projected unit credit method."

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

All actuarial gains and losses as at 1 July 2004, the date of transition to A-IFRS, were recognised. With respect to actuarial gains and losses that arise subsequent to 1 July 2004 in calculating Qantas' obligation with respect to a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the Income Statement over the expected average remaining working lives of the active employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in plan assets exceeding plan liabilities, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Employee Termination Benefits

Provisions for termination benefits are only recognised when there is a detailed formal plan for the termination and where there is no realistic possibility of withdrawal.

(W) PROVISIONS

A provision is recognised when there is a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as a finance charge.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire amount, regardless of the extent to which the dividend will be paid in cash.

Insurance

Qantas is a licensed self-insurer under the New South Wales Workers' Compensation Act, the Victorian Accident Compensation Act and the Queensland Workers' Compensation and Rehabilitation Act. Qantas has made provision for all notified assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment discounted using government bond rates that have maturity dates approximating the terms of Qantas' obligations. Workers' compensation for all remaining employees is commercially insured.

(X) EARNINGS PER SHARE

Basic earnings per share is determined by dividing the Qantas Group's net profit attributable to members of Qantas by the weighted average number of shares on issue during the current financial year (refer Note 32).

Diluted earnings per share is calculated after taking into account the number of ordinary shares to be issued for no consideration in relation to dilutive potential ordinary shares (refer Note 32).

(Y) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash at bank and on hand, cash at call, short-term money market securities and term deposits with an original maturity of three months or less.

(Z) NET FINANCE COSTS

Current Policy

Net finance costs comprise interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend and coupon income, and foreign exchange gains and losses. Interest income is recognised in the Income Statement as it accrues, using the effective interest method. Where interest costs relate to qualifying assets they are capitalised to the cost of the assets. Qualifying assets are assets that necessarily take a substantial period of time to be made ready for intended use. Where funds are borrowed generally, borrowing costs are capitalised using the average interest rate applicable to the Qantas Group's debt facilities being 7.2 per cent (2005: 7.3 per cent) in the current year. During the year, borrowing costs totalling $68.4 million (2005: $74.4 million) were capitalised into the cost of qualifying assets.

In accordance with AASB 137, a charge of $16.8 million (2005: $16.3 million) representing the unwinding of present value discounting of employee benefits provisions has been recognised as a financing cost.

Comparative Period Policy

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange losses net of hedged amounts on borrowings. Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or swap.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets.

(AA) INTEREST-BEARING LIABILITIES

Current Policy

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest basis.

Comparative Period Policy

Bank and other loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in other creditors and accruals. Material items of expenditure are deferred to the extent that the Qantas Group considers it is probable that future economic benefits embodied in the expenditure will eventuate and can be measured reliably, do not relate solely to revenue that has already been brought to account and will contribute to the future earning capacity of the Qantas Group. Deferred expenditure items include guarantee fees, bank fees and other fees associated with the establishment of lending facilities and are amortised over the period that the future economic benefits will be received. The deferred expenditure in the Qantas Group Balance Sheet at 30 June 2005 was $146.1 million.

(AB) ASSETS CLASSIFIED AS HELD FOR SALE

Immediately before classification as held for sale, the measurement of the assets is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale, assets are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent re-measurement.

2. Revenue

SALES AND OTHER INCOME	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Related parties				
– controlled entities	–	–	233.1	123.3
– associates and jointly controlled entities	183.6	92.7	44.5	88.9
– other related parties	–	2.8	–	2.8
Other parties	13,355.4	12,467.2	10,912.9	10,189.4
Dividend revenue				
Related parties				
– associates and jointly controlled entities	–	–	18.4	12.6
Other parties	3.3	1.2	1.3	0.2
Liquidated damages	104.4	–	104.4	–
	13,646.7	12,563.9	11,314.6	10,417.2

FINANCE INCOME				
Interest revenue				
Related parties				
– controlled entities	–	–	–	0.1
– associates and jointly controlled entities	10.3	10.3	10.3	10.3
Other parties	153.0	106.7	136.3	91.0
	163.3	117.0	146.6	101.4

3. Expenditure and Finance Costs

	$M	$M	$M	$M
Finance costs				
Related parties interest expense				
– controlled entities	–	–	80.3	84.1
Other parties interest expense				
– finance charges on capitalised leases	39.7	23.4	37.9	24.2
– other finance costs	246.6	267.7	177.8	187.6
Capitalised finance costs	(68.4)	(74.4)	(68.4)	(74.4)
Total finance costs	217.9	216.7	227.6	221.5
Other				
Net foreign currency (gain)/loss	(57.8)	21.8	(57.3)	11.7
Net gain on disposal of aircraft, engines and spares	(16.4)	(13.0)	(15.9)	(12.2)
Net loss on disposal of property, plant and equipment	2.5	3.4	4.8	2.4
Bad and doubtful debts	1.9	(1.1)	1.6	(1.4)
Restructuring				
– Redundancy costs	108.6	19.1	104.6	19.1
– Other	72.9	–	72.9	–
Cancellable operating leases	163.2	149.0	149.0	128.0
Change in accounting estimates				
– Frequent Flyer deferred revenue	(49.1)	–	(49.1)	–
– long service leave provisions	47.7	–	47.7	–
– reversal of surplus revenue provision	–	(52.1)	–	(52.1)
Government grants	6.0	8.2	1.7	3.3

4. Income Tax

RECOGNISED IN INCOME STATEMENT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Current income tax expense				
Current year	**190.9**	170.1	**129.4**	103.0
Adjustments for prior years	**(1.2)**	1.8	**(1.8)**	0.8
	189.7	171.9	**127.6**	103.8
Deferred income tax expense				
Origination and reversal of temporary differences	**22.6**	109.3	**62.6**	107.1
Adjustments for prior years	**(21.9)**	(56.9)	**(23.9)**	(9.7)
Benefit of tax losses recognised	**0.8**	0.7	**0.8**	0.7
	1.5	53.1	**39.5**	98.1
Total income tax expense in Income Statement	**191.2**	225.0	**167.1**	201.9
Comprising:				
Australian income tax expense	**189.6**	221.1	**167.1**	201.9
Overseas income tax expense	**1.6**	3.9	**–**	–
	191.2	225.0	**167.1**	201.9

NUMERICAL RECONCILIATION BETWEEN INCOME TAX EXPENSE AND PRE-TAX NET PROFIT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Profit before related income tax expense	**671.2**	914.3	**559.1**	725.8
Income tax using the domestic corporate tax rate of 30%	**201.4**	274.3	**167.8**	217.8
Add/(less) adjustments for:				
Non-assessable income				
– Deferred lease benefits	**–**	0.1	**–**	0.1
– Tax offset for franked dividends received	**(8.9)**	(7.2)	**(4.3)**	(3.0)
– Non-taxable dividends	**(1.4)**	–	**(1.2)**	–
– Share of associates' and jointly controlled entities' net profit	**(1.5)**	(0.5)	**–**	–
– Utilisation of previously unrecognised losses	**(14.5)**	–	**(14.5)**	–
– Other non-assessable income	**(0.6)**	(0.8)	**(0.4)**	(0.6)
Non-deductible expenditure				
– Amortisation of lease residual values	**1.0**	1.8	**2.1**	1.8
– Write-down of investments	**6.3**	2.2	**6.9**	16.9
– Other non-deductible expenditure	**12.1**	15.8	**5.5**	14.9
Other (deductible)/assessable items	**(1.5)**	(0.8)	**7.0**	14.9
Tax consolidation benefit due to reset tax values of depreciable assets	**–**	(52.1)	**–**	(52.1)
Tax consolidation benefit due to recognition of previously unbooked tax losses	**–**	(9.6)	**–**	(9.6)
(Over)/under provision in prior years	**(1.2)**	1.8	**(1.8)**	0.8
Income tax expense on pre-tax net profit	**191.2**	225.0	**167.1**	201.9

DEFERRED INCOME TAX RECOGNISED DIRECTLY IN EQUITY	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Current income tax expense				
Other financial (assets)/liabilities	**(11.4)**	–	**(11.4)**	–
Deferred income tax expense				
Relating to revaluation of property, plant and equipment	**0.8**	–	**–**	–
Other financial (assets)/liabilities	**(8.2)**	–	**(8.2)**	–
	(18.8)	–	**(19.6)**	–

5. Auditors' Remuneration

	Qantas Group		Qantas	
	2006 $000	2005 $000	2006 $000	2005 $000
Audit services				
Auditors of Qantas – KPMG Australia				
Audit and review of Financial Reports	2,585	2,520	1,848	1,974
Other regulatory audit services	80	85	39	27
	2,665	2,605	1,887	2,001
Other services				
Auditors of Qantas – KPMG Australia				
Other assurance services	874	750	783	549
Financial reporting assistance	95	445	95	445
Taxation services	130	135	130	135
Overseas KPMG firms				
Taxation services	239	139	239	89
	4,003	4,074	3,134	3,219

6. Cash and Cash Equivalents

	$M	$M	$M	$M
Cash on hand	3.3	2.8	3.1	2.7
Cash at bank	75.4	112.5	175.6	254.5
Cash at call	223.5	82.7	200.6	82.7
Short-term money market securities and term deposits	2,599.8	1,705.8	2,599.8	1,705.8
	2,902.0	1,903.8	2,979.1	2,045.7

7. Receivables

	Qantas Group		Qantas	
CURRENT	2006 $M	2005 $M	2006 $M	2005 $M
Trade debtors	1,056.8	1,009.2	1,023.8	966.6
Less: impairment losses	4.8	6.1	3.5	4.7
	1,052.0	1,003.1	1,020.3	961.9
Trade debtors				
Related parties				
– controlled entities	–	–	62.5	47.3
– associates and jointly controlled entities	22.3	24.8	3.9	4.9
	22.3	24.8	66.4	52.2
Loans owing from				
Related parties				
– controlled entities	–	–	41.8	40.3
Aircraft security deposits	51.5	8.3	48.4	5.4
Sundry debtors				
Related parties				
– controlled entities	–	–	2.2	2.4
Other parties	102.9	94.1	82.1	73.3
	1,228.7	1,130.3	1,261.2	1,135.5

NON-CURRENT				
Loans owing from				
Related parties				
– controlled entities	–	–	545.7	687.1
– associates and jointly controlled entities	128.2	128.2	128.2	128.2
Other parties	13.9	13.5	–	–
Aircraft security deposits	78.1	119.1	78.1	119.1
Sundry debtors				
Other parties	17.4	26.9	16.8	18.3
	237.6	287.7	768.8	952.7

Short-term money market securities of $126.0 million (2005: $185.0 million) held by the Qantas Group are pledged as collateral under the terms of certain financing facilities.

Current and non-current aircraft security deposits have been pledged as security to providers of aircraft finance.

Trade debtors includes the present value of liquidated damages receivable from Airbus of $104.4 million (2005: nil) resulting from the delay in delivery of the A380 aircraft.

8. Inventories

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
At fair value				
Engineering expendables	**281.8**	264.7	**258.4**	244.0
Consumable stores	**37.6**	47.1	**29.0**	36.6
Work in progress	**15.1**	20.8	**9.6**	14.5
Aircraft spare parts held for sale	**0.3**	0.4	**0.3**	0.4
	334.8	333.0	**297.3**	295.5

9. Assets Classified as Held for Sale

	$M	$M	$M	$M
Investments accounted for using the equity method[1]	**3.2**	–	**–**	–
Property, plant and equipment[2]	**9.2**	–	**2.9**	–
Intangible assets[3]	**11.8**	–	**11.8**	–
	24.2	–	**14.7**	–

1 The investment in Thai Air Cargo Company Limited is classified as held for sale as the Qantas Group's investment was transferred to other shareholders at book value in August 2006.

2 Included in this amount are land and buildings which were placed on the market before 30 June 2006 with contracts exchanged in July 2006 resulting in a gain on disposal of $11.6 million and three aircraft which are currently marketed for sale with disposal expected to take place at book value shortly after the Financial Report is signed.

3 An agreement to sell aircraft landing slots was reached prior to 30 June 2006 and the disposal is expected to take place shortly after the Financial Report is signed. The disposal is expected to result in a small gain.

10. Other Assets

CURRENT	$M	$M	$M	$M
Advances, prepayments and other	**86.4**	76.9	**69.1**	97.0
Deferred expenditure	**–**	75.6	**–**	63.7
	86.4	152.5	**69.1**	160.7
NON-CURRENT				
Deferred expenditure	**–**	70.5	**–**	53.4
Other	**9.9**	14.3	**8.2**	10.9
	9.9	84.8	**8.2**	64.3

11. Other Investments

NON-CURRENT	$M	$M	$M	$M
Controlled entities at net book value	**–**	–	**240.4**	439.1
Associates and jointly controlled entities at cost	**–**	–	**311.0**	295.7
Other corporations[1]	**53.7**	99.9	**4.5**	11.8
	53.7	99.9	**555.9**	746.6

1 Includes the investment in Air New Zealand Limited which is carried at $49.2 million (2005: $88.1 million).

12. Property, Plant and Equipment

NON-CURRENT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Freehold land – owned				
At cost	**65.6**	68.0	**47.1**	47.1
	65.6	68.0	**47.1**	47.1
Leasehold land				
At cost	**1.8**	0.4	**–**	–
Less: accumulated amortisation	**0.2**	–	**–**	–
	1.6	0.4	**–**	–
Total land at net book value	**67.2**	68.4	**47.1**	47.1
Buildings – owned				
At cost	**272.1**	238.1	**232.0**	194.3
Less: accumulated depreciation	**70.8**	63.7	**55.0**	47.5
	201.3	174.4	**177.0**	146.8
Buildings – leased				
At cost	**60.2**	60.7	**29.0**	29.0
Less: accumulated amortisation	**44.7**	43.3	**19.6**	18.7
	15.5	17.4	**9.4**	10.3
Total buildings				
At cost	**332.3**	298.8	**261.0**	223.3
Less: accumulated depreciation and amortisation	**115.5**	107.0	**74.6**	66.2
Total buildings at net book value	**216.8**	191.8	**186.4**	157.1
Leasehold improvements				
At cost	**1,252.3**	1,268.6	**759.9**	766.4
Less: accumulated amortisation	**703.9**	670.8	**388.7**	368.1
Total leasehold improvements at net book value	**548.4**	597.8	**371.2**	398.3
Plant and equipment – owned				
At cost	**1,220.7**	1,766.2	**1,006.1**	1,365.3
Less: accumulated depreciation	**709.2**	1,256.6	**550.3**	917.1
	511.5	509.6	**455.8**	448.2
Plant and equipment – leased				
At cost	**7.0**	7.0	**–**	–
Less: accumulated amortisation	**6.8**	6.5	**–**	–
	0.2	0.5	**–**	–
Total plant and equipment				
At cost	**1,227.7**	1,773.2	**1,006.1**	1,365.3
Less: accumulated depreciation and amortisation	**716.0**	1,263.1	**550.3**	917.1
Total plant and equipment at net book value	**511.7**	510.1	**455.8**	448.2

12. Property, Plant and Equipment continued

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Aircraft and engines – owned				
At cost	10,980.0	10,315.5	7,790.3	6,992.9
Less: accumulated depreciation	3,863.0	3,251.6	3,194.3	2,659.4
	7,117.0	7,063.9	4,596.0	4,333.5
Aircraft and engines – hire purchased				
At cost	2,863.1	3,122.6	5,240.4	5,482.0
Less: accumulated amortisation	751.9	793.0	1,168.3	1,026.8
	2,111.2	2,329.6	4,072.1	4,455.2
Aircraft and engines – leased				
At cost	1,473.1	1,638.3	1,438.9	1,341.0
Less: accumulated amortisation	931.6	971.2	912.3	798.9
	541.5	667.1	526.6	542.1
Total aircraft and engines				
At cost	15,316.2	15,076.4	14,469.6	13,815.9
Less: accumulated depreciation and amortisation	5,546.5	5,015.8	5,274.9	4,485.1
Total aircraft and engines at net book value	9,769.7	10,060.6	9,194.7	9,330.8
Aircraft spare parts – owned				
At cost	677.9	696.2	555.4	594.8
Less: accumulated depreciation	301.3	319.5	266.4	295.6
	376.6	376.7	289.0	299.2
Aircraft spare parts – leased				
At cost	25.6	20.8	25.6	20.8
Less: accumulated amortisation	7.8	4.7	7.8	4.7
	17.8	16.1	17.8	16.1
Total aircraft spare parts				
At cost	703.5	717.0	581.0	615.6
Less: accumulated depreciation and amortisation	309.1	324.2	274.2	300.3
Total aircraft spare parts at net book value	394.4	392.8	306.8	315.3
Aircraft deposits				
Progress payments at cost	866.8	863.0	525.5	602.8
	866.8	863.0	525.5	602.8
Total property, plant and equipment				
At cost	19,766.2	20,065.4	17,650.2	17,436.4
Less: accumulated depreciation and amortisation	7,391.2	7,380.9	6,562.7	6,136.8
Total property, plant and equipment at net book value	12,375.0	12,684.5	11,087.5	11,299.6

2006 $M QANTAS GROUP	Opening Written Down Value	Additions	Disposals	Transfers	Transferred to Assets Classified as Held for Sale	Depreciation and Amortisation	Other[1]	Closing Written Down Value
Reconciliations								
Freehold land – owned	68.0	–	(0.4)	–	(3.7)	–	1.7	65.6
Leasehold land	0.4	1.4	–	–	–	–	(0.2)	1.6
Total land	68.4	1.4	(0.4)	–	(3.7)	–	1.5	67.2
Buildings – owned	174.4	40.3	–	–	(0.4)	(11.7)	(1.3)	201.3
Buildings – leased	17.4	(0.5)	–	–	–	(1.4)	–	15.5
Total buildings	191.8	39.8	–	–	(0.4)	(13.1)	(1.3)	216.8
Leasehold improvements	597.8	61.0	(0.7)	–	(1.3)	(63.4)	(45.0)	548.4
Plant and equipment – owned	509.6	61.3	(13.3)		(1.2)	(87.7)	42.8	511.5
Plant and equipment – leased	0.5	–	–	–	–	(0.3)	–	0.2
Total plant and equipment	510.1	61.3	(13.3)	–	(1.2)	(88.0)	42.8	511.7
Aircraft and engines – owned	7,063.9	407.8	(284.6)	550.1	(2.6)	(623.7)	6.1	7,117.0
Aircraft and engines – hire purchased	2,329.6	0.1	(1.1)	–	–	(276.1)	58.7	2,111.2
Aircraft and engines – leased	667.1	1.0	(0.2)	–	–	(91.7)	(34.7)	541.5
Total aircraft and engines	10,060.6	408.9	(285.9)	550.1	(2.6)	(991.5)	30.1	9,769.7
Aircraft spare parts – owned	376.7	61.3	(5.0)	–	–	(48.1)	(8.3)	376.6
Aircraft spare parts – leased	16.1	4.8	–	–	–	(3.1)	–	17.8
Total aircraft spare parts	392.8	66.1	(5.0)	–	–	(51.2)	(8.3)	394.4
Aircraft deposits	863.0	843.3	(359.1)	(550.1)	–	–	69.7	866.8
Total property, plant and equipment	12,684.5	1,481.8	(664.4)	–	(9.2)	(1,207.2)	89.5	12,375.0

1 Other includes the transitional effect of hedges, transfers to inventories and capitalised interest.

2005 $M QANTAS GROUP								
Reconciliations								
Total land	59.5	0.2	(0.1)	–	–	–	8.8	68.4
Total buildings	111.1	89.5	(0.5)	–	–	(8.3)	–	191.8
Leasehold improvements	626.6	23.6	(2.7)	–	–	(57.7)	8.0	597.8
Total plant and equipment	485.6	121.0	(6.9)	–	–	(96.2)	6.6	510.1
Total aircraft and engines	9,656.3	532.4	(308.7)	1,159.2	–	(989.8)	11.2	10,060.6
Total aircraft spare parts	378.9	64.5	(5.4)	–	–	(50.2)	5.0	392.8
Aircraft deposits	1,081.0	917.9	(26.6)	(1,159.2)	–	–	49.9	863.0
Total property, plant and equipment	12,399.0	1,749.1	(350.9)	–	–	(1,202.2)	89.5	12,684.5

1 Other includes transfers to inventories and capitalised interest.

12. Property, Plant and Equipment continued

2006 $M QANTAS	Opening Written Down Value	Additions	Disposals	Transfers	Transferred to Assets Classified as Held for Sale	Depreciation and Amortisation	Other[1]	Closing Written Down Value
Reconciliations								
Freehold land – owned	47.1	–	–	–	–	–	–	47.1
Total land	47.1	–	–	–	–	–	–	47.1
Buildings – owned	146.8	39.8	–	–	(0.4)	(9.2)	–	177.0
Buildings – leased	10.3	–	–	–	–	(0.9)	–	9.4
Total buildings	157.1	39.8	–	–	(0.4)	(10.1)	–	186.4
Leasehold improvements	398.3	60.1	(0.4)	–	(1.3)	(40.6)	(44.9)	371.2
Plant and equipment – owned	448.2	50.6	(12.6)	–	(1.2)	(73.3)	44.1	455.8
Total plant and equipment	448.2	50.6	(12.6)	–	(1.2)	(73.3)	44.1	455.8
Aircraft and engines – owned	4,333.5	397.7	(283.2)	676.9	–	(555.7)	26.8	4,596.0
Aircraft and engines – hire purchased	4,455.2	–	(1.0)	(112.9)	–	(269.8)	0.6	4,072.1
Aircraft and engines – leased	542.1	–	(0.2)	58.2	–	(73.8)	0.3	526.6
Total aircraft and engines	9,330.8	397.7	(284.4)	622.2	–	(899.3)	27.7	9,194.7
Aircraft spare parts – owned	299.2	43.6	(4.4)	–	–	(41.0)	(8.4)	289.0
Aircraft spare parts – leased	16.1	4.8	–	–	–	(3.1)	–	17.8
Total aircraft spare parts	315.3	48.4	(4.4)	–	–	(44.1)	(8.4)	306.8
Aircraft deposits	602.8	491.0	(359.1)	(278.9)	–	–	69.7	525.5
Total property, plant and equipment	11,299.6	1,087.6	(660.9)	343.3	(2.9)	(1,067.4)	88.2	11,087.5

1 Other includes the transitional effects of hedges, transfers to inventories and capitalised interest.

2005 $M QANTAS	Opening Written Down Value	Additions	Disposals	Transfers	Transferred to Assets Classified as Held for Sale	Depreciation and Amortisation	Other[1]	Closing Written Down Value
Reconciliations								
Total land	47.2	–	(0.1)	–	–	–	–	47.1
Total buildings	73.5	89.5	(0.5)	–	–	(5.4)	–	157.1
Leasehold improvements	402.8	23.0	(2.4)	–	–	(33.0)	7.9	398.3
Total plant and equipment	434.6	96.1	(6.1)	(1.9)	–	(82.0)	7.5	448.2
Total aircraft and engines	8,916.8	478.1	(308.6)	1,145.8	–	(913.1)	11.8	9,330.8
Total aircraft spare parts	318.6	36.5	(5.0)	–	–	(44.6)	9.8	315.3
Aircraft deposits	611.7	557.8	(26.6)	(590.0)	–	–	49.9	602.8
Total property, plant and equipment	10,805.2	1,281.0	(349.3)	553.9	–	(1,078.1)	86.9	11,299.6

1 Other includes transfers to inventories and capitalised interest.

SECURED ASSETS

Certain aircraft and engines act as security against related financings. Under the terms of certain financing facilities entered into by the Qantas Group, the underwriters to these agreements have a fixed charge over certain aircraft and engines to the extent that debt has been issued directly to those underwriters. The total carrying amount of assets under pledge was $4,983.9 million as at 30 June 2006 (2005: $5,525.0 million).

13. Intangible Assets

	Qantas Group		Qantas	
NON-CURRENT	2006 $M	2005 $M	2006 $M	2005 $M
Goodwill				
At cost	112.0	111.6	–	–
	112.0	111.6	–	–
Airport landing slots				
At cost	35.5	47.3	35.5	47.3
	35.5	47.3	35.5	47.3
Software				
At cost	329.5	282.2	329.5	282.2
Less: accumulated amortisation	165.3	122.2	165.3	122.2
	164.2	160.0	164.2	160.0
Total intangible assets	311.7	318.9	199.7	207.3

2006 $M QANTAS GROUP	Opening Written Down Value	Additions	Transferred to Assets Classified as Held for Sale	Amortisation	Other	Closing Written Down Value
Goodwill	111.6	–	–	–	0.4	112.0
Airport landing slots	47.3	–	(11.8)	–	–	35.5
Software	160.0	45.3	–	(42.6)	1.5	164.2
Total intangible assets	318.9	45.3	(11.8)	(42.6)	1.9	311.7

2006 $M QANTAS						
Airport landing slots	47.3	–	(11.8)	–	–	35.5
Software	160.0	45.3	–	(42.6)	1.5	164.2
Total intangible assets	207.3	45.3	(11.8)	(42.6)	1.5	199.7

2005 $M QANTAS GROUP	Opening Written Down Value	Additions	Amortisation	Other	Closing Written Down Value
Goodwill	105.2	6.6	–	(0.2)	111.6
Airport landing slots	47.3	–	–	–	47.3
Software	141.9	57.2	(39.1)	–	160.0
Total intangible assets	294.4	63.8	(39.1)	(0.2)	318.9

2005 $M QANTAS					
Airport landing slots	47.3	–	–	–	47.3
Software	141.9	57.2	(39.1)	–	160.0
Total intangible assets	189.2	57.2	(39.1)	–	207.3

13. Intangible Assets continued

IMPAIRMENT TESTS FOR CASH GENERATING UNITS CONTAINING GOODWILL AND INTANGIBLES WITH INDEFINITE USEFUL LIVES

The following units have significant carrying amounts of goodwill and intangibles with indefinite useful lives:

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Goodwill				
Jetstar	**90.5**	90.5	-	-
Qantas Flight Catering	**18.2**	17.8	-	-
Qantas Link	**3.3**	3.3	-	-
	112.0	111.6	-	-
Airport landing slots				
Qantas	**35.5**	47.3	**35.5**	47.3

The carrying amount of goodwill and indefinite useful life intangible assets allocated to the following cash generating units (CGU) is significant in comparison with the total carrying amount of goodwill or indefinite useful life intangible assets. The carrying amount of goodwill allocated to other cash generating units is not significant.

Jetstar

The recoverable amount of Jetstar CGU is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the five-year business outlook approved by management and endorsed by the Board. Cash flows for a further five years have been extrapolated using a 7.3 per cent growth rate out to 2016. This growth rate reflects the planned expansion of Jetstar both domestically and internationally and is appropriate given the actual growth achieved since establishment and the Qantas Group's committed B787 order. For the further ten years, a 2.5 per cent growth rate has been assumed, reflecting long run inflation, when extrapolating cash flows. The five-year forecast, coupled with 15 year extrapolation is believed appropriate, as it represents the capital intensive long run nature of the aviation industry and the estimated useful life of the assets employed in this CGU.

Qantas Flight Catering

The recoverable amount of Qantas Flight Catering CGU is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the three-year business plan approved by management and endorsed by the Board. Cash flows for a further five years have been extrapolated using a 2.5 per cent growth rate out to 2014. This growth rate reflects the mature nature of the airline catering industry and Qantas Flight Catering Group's current market share.

Qantas

The recoverable amount of Qantas CGU is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the five-year business outlook approved by management and endorsed by the Board. Cash flows for a further five years have been extrapolated using a 7.3 per cent growth rate out to 2016. This growth rate reflects the planned expansion of Qantas as a result of the introduction into service of committed aircraft such as the A380 and B787. For the further ten years, a 2.5 per cent growth rate has been assumed, reflecting long run inflation, when extrapolating cash flows. The five year forecast, coupled with fifteen year extrapolation is believed appropriate, as it represents the capital intensive long run nature of the aviation industry and the estimated useful life of the assets employed in this CGU.

The key assumptions and the approach to determining their value in the current and previous period are:

Assumption	How Determined
Discount Rate	A pre-tax discount rate of 10.5 per cent has been used in discounting the projected cash flows of all CGUs, reflecting a market estimate of the weighted average cost of capital of the Qantas Group. This discount would need to exceed 13.2 per cent before the carrying amount of any of the CGU's of the Qantas Group would exceed their recoverable amount.
Market Share	Qantas Group's domestic market share is expected to remain between 65 - 68 per cent and international market share between 30 - 35 per cent. These ranges were estimated having regard to Qantas committed fleet plans and those of our existing competitors.
Real Market Growth	Market growth, excluding the impacts of inflation, is estimated to be 4.8 per cent, reflecting the long run average passenger growth experienced by Qantas. Market Growth would need to fall by more than 5.2 per cent before the carrying amount of the Jetstar and Qantas CGU would exceed their recoverable amount.
Fuel	Fuel into-plane price is assumed to be between US$85 and US$90 and was set with regard to the spot WTI crude oil price adjusted for historical average refining margins.
Currency	US$:A$ exchange rate is assumed to be 75.3 cents, reflecting a 12 month average spot price.
Fleet Age	Average fleet age is forecast to remain between 9 - 11 years and is estimated having regard to the existing contractually committed long-term fleet plan for the Qantas Group.
Inflation	Inflation of 2.5 per cent represents the long-run average change in the consumer price index in Australia.

14. Deferred Tax Assets and Liabilities

QANTAS GROUP	Asset		Liability		Net	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
Inventories	–	–	(5.0)	(5.1)	(5.0)	(5.1)
Property, plant and equipment	–	–	(1,286.9)	(1,224.2)	(1,286.9)	(1,224.2)
Interest-bearing liabilities	–	–	32.0	36.4	32.0	36.4
Other financial assets/liabilities	–	–	(122.1)	–	(122.1)	–
Provisions	–	–	229.7	217.5	229.7	217.5
Foreign exchange gains and losses	–	–	5.1	4.1	5.1	4.1
Revenue received in advance	–	–	393.3	374.1	393.3	374.1
Other items	2.9	0.2	44.2	69.7	47.1	69.9
Tax value of loss carry-forwards recognised	–	–	8.5	9.3	8.5	9.3
Net tax assets / (liabilities)	2.9	0.2	(701.2)	(518.2)	(698.3)	(518.0)

QANTAS	Asset		Liability		Net	
	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
Inventories	–	–	(4.7)	(6.6)	(4.7)	(6.6)
Property, plant and equipment	–	–	(1,306.9)	(1,228.1)	(1,306.9)	(1,228.1)
Interest-bearing liabilities	–	–	76.6	98.2	76.6	98.2
Other financial assets/liabilities	–	–	(122.1)	–	(122.1)	–
Provisions	–	–	197.1	191.5	197.1	191.5
Foreign exchange gains and losses	–	–	4.1	(7.3)	4.1	(7.3)
Revenue received in advance	–	–	393.3	374.1	393.3	374.1
Other items	–	–	48.6	71.7	48.6	71.7
Tax value of loss carry-forwards recognised	–	–	8.5	9.3	8.5	9.3
Net tax liabilities	–	–	(705.5)	(497.2)	(705.5)	(497.2)

At 30 June 2006 there is no recognised or unrecognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Qantas Group's controlled entities or associates (2005: nil). This is due to the Qantas Group having no liability for additional taxation, should such amounts be remitted or where a liability may arise, Qantas controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

UNRECOGNISED DEFERRED TAX ASSETS

Deferred tax assets have not been recognised with respect to the following items:

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Tax losses – New Zealand operations	13.7	18.4	11.6	12.1
Tax losses – capital	–	13.1	–	13.1
	13.7	31.5	11.6	25.2

Deferred tax assets have not been recognised with respect to these items because it is not probable that future taxable profit will be available against which the Qantas Group can utilise these benefits.

14. Deferred Tax Assets and Liabilities Continued

MOVEMENT IN TEMPORARY DIFFERENCES DURING THE YEAR

2006
$M

QANTAS GROUP	Opening Balance	Recognised in Income	Recognised in Equity	Closing Balance
Inventories	(5.1)	0.1	–	(5.0)
Property, plant and equipment	(1,224.2)	(61.9)	(0.8)	(1,286.9)
Interest-bearing liabilities	36.4	(4.4)	–	32.0
Other financial assets/liabilities	(167.5)	37.2	8.2	(122.1)
Provisions	217.5	12.2	–	229.7
Foreign exchange gains and losses	7.3	(2.2)	–	5.1
Revenue received in advance	374.1	19.2	–	393.3
Other items	69.9	(22.8)	–	47.1
Tax value of loss carry-forwards recognised	9.3	(0.8)	–	8.5
	(682.3)	(23.4)	7.4	(698.3)

2005
$M

QANTAS GROUP	Opening Balance	Recognised in Income	Recognised in Equity	Closing Balance
Inventories	(2.0)	(3.1)	–	(5.1)
Property, plant and equipment	(1,151.1)	(73.1)	–	(1,224.2)
Interest-bearing liabilities	151.5	(115.1)	–	36.4
Provisions	152.8	64.7	–	217.5
Foreign exchange gains and losses	(31.2)	35.3	–	4.1
Revenue received in advance	339.0	35.1	–	374.1
Other items	128.8	(59.0)	–	69.8
Tax value of loss carry-forwards recognised	4.2	5.2	–	9.4
	(408.0)	(110.0)	–	(518.0)

2006
$M

QANTAS	Opening Balance	Recognised in Income	Recognised in Equity	Closing Balance
Inventories	(6.6)	1.9	–	(4.7)
Property, plant and equipment	(1,228.1)	(78.8)	–	(1,306.9)
Interest-bearing liabilities	98.2	(21.6)	–	76.6
Other financial assets/liabilities	(167.5)	37.2	8.2	(122.1)
Provisions	191.5	5.6	–	197.1
Foreign exchange gains and losses	7.1	(3.0)	–	4.1
Revenue received in advance	374.1	19.2	–	393.3
Other items	71.7	(23.1)	–	48.6
Tax value of loss carry-forwards recognised	9.3	(0.8)	–	8.5
	(650.3)	(63.4)	8.2	(705.5)

2005
$M

QANTAS	Opening Balance	Recognised in Income	Recognised in Equity	Closing Balance
Inventories	(3.1)	(3.5)	–	(6.6)
Property, plant and equipment	(1,073.6)	(154.5)	–	(1,228.1)
Interest-bearing liabilities	112.6	(14.4)	–	98.2
Provisions	133.2	58.3	–	191.5
Foreign exchange gains and losses	(31.5)	24.2	–	(7.3)
Revenue received in advance	339.0	35.1	–	374.1
Other items	129.9	(58.2)	–	71.7
Tax value of loss carry-forwards recognised	4.2	5.1	–	9.3
	(389.3)	(107.9)	–	(497.2)

15. Payables

	Qantas Group		Qantas	
CURRENT	2006 $M	2005 $M	2006 $M	2005 $M
Trade creditors				
Related parties				
– controlled entities	–	–	87.6	80.4
– associates and jointly controlled entities	18.7	21.5	18.4	20.3
Other parties	1,687.4	1,655.2	1,574.0	1,544.0
	1,706.1	1,676.7	1,680.0	1,644.7
Other creditors and accruals				
Other parties	281.9	225.3	68.6	77.6
	1,988.0	1,902.0	1,748.6	1,722.3

16. Interest-Bearing Liabilities

CURRENT	$M	$M	$M	$M
Bank loans				
– secured	205.7	217.6	89.7	104.4
Other loans				
Related parties – unsecured				
– associates and jointly controlled entities	4.6	13.6	4.6	13.6
Other parties				
– unsecured	95.8	–	95.8	–
Lease liabilities (refer Note 20)	134.7	83.8	265.2	197.1
	440.8	315.0	455.3	315.1

NON-CURRENT				
Bank loans				
– secured	2,096.6	2,507.9	948.9	1,243.6
– unsecured	627.0	630.0	627.0	630.0
Other loans				
Related parties – unsecured				
– controlled entities	–	–	–	137.3
Other parties				
– unsecured	1,502.7	1,157.6	1,502.7	1,157.6
Lease liabilities (refer Note 20)	1,108.5	1,304.2	2,740.2	3,027.9
	5,334.8	5,599.7	5,818.8	6,196.4

Certain current and non-current loans relate to specific financings of aircraft and engines and are secured by the aircraft to which they relate (refer Note 12).

17. Provisions

CURRENT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Dividends	**2.1**	1.7	**2.1**	1.7
Employee benefits				
– annual leave	**325.5**	334.9	**281.2**	291.1
– long service leave	**40.7**	31.8	**30.9**	25.0
– staff redundancy	**21.2**	0.2	**21.2**	–
Frequent Flyer	**28.4**	28.6	**28.4**	28.6
Onerous contracts	**27.2**	5.9	**26.6**	5.3
Insurance and other	**23.9**	25.7	**19.6**	21.3
	469.0	428.8	**410.0**	373.0

NON-CURRENT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Employee benefits				
– long service leave	**312.1**	267.9	**285.9**	244.3
– other	**0.7**	0.7	**–**	–
– superannuation	**7.3**	51.4	**7.3**	51.4
Frequent Flyer	**38.9**	39.2	**38.9**	39.2
Onerous contracts	**2.7**	3.3	**1.1**	1.7
Make good on property leases	**12.8**	11.9	**12.8**	11.9
Insurance and other	**102.5**	68.9	**93.9**	61.6
	477.0	443.3	**439.9**	410.1

RECONCILIATIONS	Qantas Group 2006 $M	Qantas 2006 $M
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:		
Dividends		
Balance at 1 July	**1.7**	**1.7**
Provisions made during the year	**402.4**	**402.1**
Payments made during the year	**(212.1)**	**(211.8)**
Dividends settled in shares under the DRP	**(189.9)**	**(189.9)**
Balance at 30 June	**2.1**	**2.1**
Frequent Flyer		
Balance at 1 July	**67.8**	**67.8**
Provisions made during the year	**45.2**	**45.2**
Payments made during the year	**(30.1)**	**(30.1)**
Discounting	**(15.6)**	**(15.6)**
Balance at 30 June	**67.3**	**67.3**
Included in the Financial Statements as follows:		
Current	**28.4**	**28.4**
Non-current	**38.9**	**38.9**
	67.3	**67.3**

RECONCILIATIONS CONTINUED	Qantas Group 2006 $M	Qantas 2006 $M
Onerous contracts		
An onerous contract is a contract in which the unavoidable costs of meeting the obligations under it exceed the economic benefit expected to be received under it. The Qantas Group has raised a provisions in respect of an operating lease on an empty premises and grounded aircraft that cannot be cancelled or sub-let.		
Balance at 1 July	9.2	7.0
Provisions made during the year	20.9	20.9
Payments made during the year	(0.2)	(0.2)
Balance at 30 June	29.9	27.7
Included in the Financial Statements as follows:		
Current	27.2	26.6
Non-current	2.7	1.1
	29.9	27.7
Insurance and other		
Qantas self-insures for risks associated with worker's compensation. Outstanding claims are recognised when an incident occurs that may give rise to a claim and are measured at the cost that the entity expects to incur in settling the claims, discounted using a government bond rate with a maturity approximating the terms of the obligation.		
Balance at 1 July	94.6	82.9
Provisions made during the year	51.9	50.3
Payments made during the year	(20.1)	(19.7)
Balance at 30 June	126.4	113.5
Included in the Financial Statements as follows:		
Current	23.9	19.6
Non-current	102.5	93.9
	126.4	113.5
Superannuation		
Qantas provides defined benefit superannuation benefits linked to final salaries which is fully funded. This provision represents the present value of the Qantas Groups' obligation for the related current service cost.		
Balance at 1 July	51.4	51.4
Provisions made during the year	91.6	91.6
Payments made during the year	(135.7)	(135.7)
Balance at 30 June	7.3	7.3
Make good on property leases		
The Qantas Group has certain property leases that require the property to be returned to the lessor in its original condition. A provision has been raised for the expected cost of refurbishment at lease expiry.		
Balance at 1 July	11.9	11.9
Provisions made during the year	0.9	0.9
Balance at 30 June	12.8	12.8

18. Issued Capital

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Issued and paid up capital: 1,955,035,444 (2005: 1,897,648,748) ordinary shares, fully paid as at 30 June	4,382.2	4,181.5	4,382.2	4,181.5

Movements in the share capital of Qantas during the current and prior years were as follows:

Date	Details	Number of Shares M	$M
1 July 2004	Opening balance	1,845.1	3,994.9
1 July 2004	Initial adjustment on adoption of A-IFRS	–	8.2
1 July 2004	Adjusted opening balance	1,845.1	4,003.1
29 September 2004	DRP	22.7	73.8
6 April 2005	DRP	29.8	104.6
30 June 2005	Closing balance	1,897.6[1]	4,181.5
1 July 2005	Effect of transition to AASB 132 and 139	–	10.8
1 July 2005	Adjusted opening balance	1,897.6	4,192.3
28 September 2005	DRP	31.0	97.4
15 February 2006	Issue of shares under QLTEIP	2.1	–
5 April 2006	DRP	24.3	92.5
30 June 2006	Closing balance	1,955.0	4,382.2

1 Includes the conversion of an amount of 1,280,109 QLTEIP Entitlements into 388 shares on 18 August 2004 and a further amount of 1,844,861 QLTEIP Entitlements into 59,177 shares on 16 February 2005.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding-up, Qantas ordinary shareholders rank after all creditors and are fully entitled to any residual proceeds on liquidation.

19. Reserves

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Employee compensation reserve	23.7	13.7	6.3	3.2
Hedge reserve	332.2	–	332.2	–
Fair value reserve	(35.4)	–	–	–
Asset revaluation reserve	4.0	4.4	–	–
Foreign currency translation reserve	4.8	(3.5)	–	–
	329.3	14.6	338.5	3.2

19. Reserves continued

NATURE AND PURPOSE OF RESERVES

Employee compensation reserve

The employee compensation reserve represents the value of shares held by an equity compensation plan that the Qantas Group is required to include in the consolidated Financial Statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in the Qantas Group Income Statement on the purchase, sale, issue or cancellation of the Qantas Group's own equity instruments.

Hedge reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Asset revaluation reserve

The asset revaluation reserve relates to property, plant and equipment measured at fair value in accordance with applicable Australian Accounting Standards.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the Financial Statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that form part of the Group's net investment in a foreign controlled entity.

20. Finance Lease and Hire Purchase Commitments

	Qantas Group		Qantas	
	2006 $M	**2005 $M**	**2006 $M**	**2005 $M**
Included in the Financial Statements as finance lease and hire purchase liabilities are the present values of future rentals of the following:				
Aircraft and engines	**1,243.0**	1,387.8	**3,005.4**	3,225.0
Computer and communications equipment	**0.2**	0.2	**–**	–
	1,243.2	1,388.0	**3,005.4**	3,225.0
Payable				
Not later than one year	**192.6**	200.6	**397.6**	390.8
Later than one year but not later than five years	**786.2**	897.3	**1,891.8**	1,785.9
Later than five years	**507.0**	615.3	**1,337.4**	1,807.7
	1,485.8	1,713.2	**3,626.8**	3,984.4
Less: future lease and hire purchase finance charges	**242.6**	325.2	**621.4**	759.4
	1,243.2	1,388.0	**3,005.4**	3,225.0
Lease and hire purchase liabilities provided for in the Financial Statements				
Current liability (refer Note 16)	**134.7**	83.8	**265.2**	197.1
Non-current liability (refer Note 16)	**1,108.5**	1,304.2	**2,740.2**	3,027.9
	1,243.2	1,388.0	**3,005.4**	3,225.0

The Qantas Group leases aircraft, buildings and plant and equipment under finance leases with expiry dates between one and 18 years. Most finance leases contain purchase options exercisable at the end of the lease term. The Qantas Group has the right to negotiate extensions on most leases.

21. Operating Lease and Hire Commitments

	Qantas Group		Qantas	
	2006 $M	**2005 $M**	**2006 $M**	**2005 $M**
Future net operating lease and hire commitments not provided for in the Financial Statements	**2,792.1**	2,131.7	**1,673.4**	1,568.1
Payable				
Not later than one year	**534.9**	427.6	**355.4**	325.3
Later than one year but not later than five years	**1,309.2**	1,042.2	**777.3**	766.2
Later than five years	**951.5**	671.1	**542.6**	483.6
	2,795.6	2,140.9	**1,675.3**	1,575.1
Less: provision for potential under recovery of rentals on unused premises available for sub-lease (included in Onerous Contract Provision)	**3.5**	9.2	**1.9**	7.0
	2,792.1	2,131.7	**1,673.4**	1,568.1
Operating lease commitments represent:				
Cancellable operating leases	**842.6**	1,025.8	**835.4**	1,017.5
Non-cancellable operating leases:				
Aircraft leases	**1,949.5**	1,105.9	**838.0**	550.6
	2,792.1	2,131.7	**1,673.4**	1,568.1
Non-cancellable operating lease commitments, excluding unguaranteed residual payments, not provided for in the Financial Statements:				
Payable				
Not later than one year	**405.2**	271.9	**227.6**	171.9
Later than one year but not later than five years	**963.0**	641.2	**435.6**	371.0
Later than five years	**581.3**	192.8	**174.8**	7.7
	1,949.5	1,105.9	**838.0**	550.6

The Qantas Group leases aircraft, buildings and plant and equipment under operating leases with expiry dates between one and 36 years. The Qantas Group has the right to negotiate extensions on most leases.

22. Capital Expenditure Commitments

	$M	**$M**	**$M**	**$M**
Capital expenditure commitments contracted but not provided for in the Financial Statements:				
Aircraft	**9,801.3**	4,246.4	**9,783.2**	4,232.2
Building works	**101.3**	155.7	**100.6**	147.7
Other	**98.7**	136.4	**81.7**	120.5
	10,001.3	4,538.5	**9,965.5**	4,500.4
Payable				
Not later than one year	**1,349.4**	1,566.8	**1,317.1**	1,557.1
Later than one year but not later than five years	**8,651.9**	2,971.7	**8,648.4**	2,943.3
	10,001.3	4,538.5	**9,965.5**	4,500.4

The above amounts exclude uncommitted aircraft purchase payments that may be made if cancellable aircraft options are exercised.

23. Contingent Liabilities

Details of contingent liabilities, where the probability of future payments is not considered remote, are set out below. The Directors are of the opinion that provisions are not required with respect to these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Qantas Group		Qantas	
	2006 $M	2005 $M	2006 $M	2005 $M
Guarantees and letters of comfort to support operating lease commitments and other arrangements entered into with other parties by controlled entities	24.7	22.5	24.7	22.5
Guarantees and letters of comfort to support leveraged and operating lease commitments to other parties on behalf of associates and jointly controlled entities	0.3	0.1	0.3	0.1
General guarantees in the normal course of business	119.9	122.4	119.9	122.4
Contingent liabilities relating to current and threatened litigation	9.5	17.0	9.3	15.9
	154.4	162.0	154.2	160.9

TERMINAL FUEL FACILITIES

The Qantas Group, together with other airlines, has entered into various agreements in order to facilitate the funding and installation of jet turbine fuel hydrant systems and terminal equipment facilities at Los Angeles and Honolulu Airports. The airlines have jointly and severally agreed to repay any unpaid balance (including interest) of the loans totalling $337.8 million (2005: $186.2 million) in the event the agreements are terminated prior to expiry of the loans.

AIRCRAFT FINANCING

As part of the financing arrangements for the acquisition of aircraft, the Qantas Group has provided certain guarantees and indemnities to various lenders and equity participants in leveraged lease transactions. In certain circumstances, including the insolvency of major international banks, the Qantas Group may be required to make payments under these guarantees. The Qantas Group has guaranteed that the lessors will receive all of the funds due to them under the lease arrangements.

Qantas and certain controlled entities have entered into asset value underwriting arrangements with lenders under certain aircraft secured financings. These arrangements protect the value of the aircraft security to the lenders to a pre-determined level. This is reflected by the balance of aircraft security deposits held with certain financial institutions.

The Qantas Group has provided standard tax indemnities to the equity investors in certain leveraged leases. The indemnities effectively guarantee the after-tax rate of return of the investors and the Qantas Group may be subject to additional financing costs on future lease payments if certain assumptions made at the time of entering the transactions, including assumptions as to the rate of income tax, subsequently become invalid.

FREIGHT INVESTIGATION

As part of its investigation into alleged price fixing in the air cargo market, particularly relating to fuel and other surcharges, the US Department of Justice (DOJ) has served subpoenas to produce documents on a number of cargo operators. As part of this investigation a subpoena was served on Qantas Freight in the USA in May 2006. The ACCC, the European Commission (EC) and other regulators are conducting similar investigations.

In addition to ensuring compliance with the DOJ subpoena, Qantas immediately undertook a detailed review of its cargo operations to review whether it had, at all times, complied with the law. During this investigation, Qantas has learnt that the practice adopted by the cargo industry to fix and impose fuel surcharges may have breached relevant international competition laws. Qantas is co-operating fully with all regulators and will be providing them with all relevant information to permit them to undertake their investigations. At this stage, it is not possible to quantify any liability associated with this matter.

CONSTRUCTION DISPUTE

Qantas was issued with a notice of dispute in March 2005 in relation to a contract let by Qantas for design and construction of a Heavy Maintenance Hangar at Brisbane Airport. Proceedings were commenced against Qantas in respect of one aspect of those claims. In the Directors' opinion, disclosure of any further information would be prejudicial to the interests of Qantas.

UNREALISED GAINS/LOSSES – BACK-TO-BACK HEDGES

Where long-term borrowings are held in foreign currencies in which Qantas derives surplus net revenue, off-setting forward foreign exchange contracts have been used to match the cash flows arising under the borrowings with the expected revenue surpluses used to hedge the borrowings. To the extent a gain or loss is incurred, and the cash flow hedge is deemed effective, this is deferred in the hedge reserve until the net revenue is realised. As at 30 June 2006, total unrealised exchange gains on hedges of net revenue designated to service long-term debt were $184.8 million (2005: $228.4 million gains).

24. Superannuation

CHANGES IN THE PRESENT VALUE OF THE DEFINED BENEFIT OBLIGATION	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Opening defined benefit obligation	**2,042.9**	1,789.0	**2,042.9**	1,789.0
Current service cost	**164.5**	140.8	**164.5**	140.8
Interest cost	**92.6**	96.2	**92.6**	96.2
Actuarial (gains)/losses	**(112.2)**	98.5	**(112.2)**	98.5
Exchange differences on foreign plans	**8.3**	(17.8)	**8.3**	(17.8)
Benefits paid	**(154.3)**	(63.8)	**(154.3)**	(63.8)
Closing defined benefit obligation	**2,041.8**	2,042.9	**2,041.8**	2,042.9

CHANGES IN THE FAIR VALUE OF PLAN ASSETS	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Opening fair value of plan assets	**2,077.9**	1,712.6	**2,077.9**	1,712.6
Expected return	**136.9**	124.4	**136.9**	124.4
Actuarial gains	**179.7**	180.1	**179.7**	180.1
Exchange differences on foreign plans	**6.6**	(12.9)	**6.6**	(12.9)
Contributions by employer	**135.7**	109.6	**135.7**	109.6
Contributions by plan participants	**28.5**	27.9	**28.5**	27.9
Benefits paid	**(154.3)**	(63.8)	**(154.3)**	(63.8)
Closing fair value of plan assets	**2,411.0**	2,077.9	**2,411.0**	2,077.9

EXPENSE RECOGNISED IN THE INCOME STATEMENT	Qantas Group 2006 $M	Qantas Group 2005 $M	Qantas 2006 $M	Qantas 2005 $M
Service cost	**148.2**	125.0	**148.2**	125.0
Interest cost	**92.6**	96.2	**92.6**	96.2
Members' contribution	**(28.5)**	(27.9)	**(28.5)**	(27.9)
Expected return on plan assets	**(136.9)**	(124.4)	**(136.9)**	(124.4)
Actuarial losses	**0.1**	–	**0.1**	–
Increase in allowance for contributions tax on net liability	**12.9**	12.3	**12.9**	12.3
Expenses	**3.3**	3.3	**3.3**	3.3
Total included in employee benefit	**91.7**	84.5	**91.7**	84.5

THE MAJOR CATEGORIES OF PLAN ASSETS AS A PERCENTAGE OF TOTAL PLAN ASSETS ARE AS FOLLOWS:	%	%	%	%
Equity instruments	**73**	73	**73**	73
Debt instruments	**19**	20	**19**	20
Property	**8**	7	**8**	7

The Qantas Superannuation Plan (QSP) is a hybrid defined benefit/defined contribution fund within 13 separate divisions which commenced operation in June 1939. The total fund value as at 30 June 2006 is $5.8 billion. In addition to the QSP there are a number of small offshore defined benefit plans. The Australian Airlines Flight Engineers' Superannuation Plan was wound up with effect from 1 July 2005.

The Qantas Group makes contributions to defined benefit superannuation plans that provide defined benefit amounts for employees upon retirement. Under the plans, employees are entitled to retirement benefits determined, at least in part, by reference to a formula based on years of membership and salary levels. The total plan assets include financial instruments issued by Qantas with a fair value of $15.1 million (2005: $26.7 million). Plan assets also include an investment in a Trust which owns a 50 per cent interest in property occupied by the Qantas Group. The value of this investment is $17.4 million (2005: $10.0 million).

	Qantas Group		Qantas	
RECONCILIATION TO THE BALANCE SHEETS	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Present value of defined benefit obligation	**2,041.8**	2,042.9	**2,041.8**	2,042.9
Fair value of plan assets	**2,411.0**	2,077.9	**2,411.0**	2,077.9
Surplus	**(369.2)**	(35.0)	**(369.2)**	(35.0)
Unrecognised actuarial gains	**376.5**	86.4	**376.5**	86.4
Recognised liability for defined benefit obligation	**7.3**	51.4	**7.3**	51.4
HISTORICAL AMOUNTS				
Defined benefit obligation	**2,041.8**	2,042.9	**2,041.8**	2,042.9
Plan assets	**2,411.0**	2,077.9	**2,411.0**	2,077.9
Surplus	**369.2**	35.0	**369.2**	35.0
Experience adjustments on plan liabilities	**3.9**	(63.6)	**3.9**	(63.6)
Experience adjustments on plan assets	**179.7**	180.1	**179.7**	180.1
PRINCIPAL ACTUARIAL ASSUMPTIONS AT BALANCE DATE (EXPRESSED AS WEIGHTED AVERAGES)	**%**	%	**%**	%
Discount rate	**5.8**	5.1	**5.8**	5.1
Expected return on plan assets	**7.0**	7.2	**7.0**	7.2
Future salary increases	**3.2**	3.0	**3.2**	3.0

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

NET FINANCIAL POSITION

In accordance with AAS 25 Financial Reporting by Superannuation Plans, the plan's net financial position is determined as the difference between the present value of the accrued benefits and the net market value of plan assets. The net surplus determined in the plan's most recent actuarial assessment (30 June 2005) was $139.0 million.

EMPLOYER CONTRIBUTIONS

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above, and particular assumptions as to the plan's future experience (as detailed below), the actuary recommended in the actuarial review as at 30 June 2005, the payment of employer contributions to the plan of 13.0 per cent of salaries for all employees including members of the defined benefit section.

The Qantas Group expects to contribute 13.0 per cent to its superannuation plans in the 2007 financial year.

The economic assumptions used by the actuary to make the funding recommendations were a long-term investment earning rate of 7.0 per cent per annum and a salary increase rate of 3.2 per cent per annum.

25. Key Management Personnel and Executive Equity Benefits

DETAILS OF KEY MANAGEMENT PERSONNEL

The Key Management Personnel (KMP) of the Qantas Group during the year were:

Margaret Jackson, AC, Chairman

Geoff Dixon, Chief Executive Officer

Peter Gregg, Chief Financial Officer and EGM Strategy

Paul Anderson, Non-Executive Director

Mike Codd, AC, Non-Executive Director

Peter Cosgrove, AC, MC, Non-Executive Director (appointed 6 July 2005)

Patricia Cross, Non-Executive Director

Garry Hounsell, Non-Executive Director

Jim Kennedy, AO CBE, Non-Executive Director (retired 30 June 2006)

James Packer, Non-Executive Director

John Schubert, Non-Executive Director

Denis Adams, EGM Associated Businesses (ceased 31 December 2005)

John Borghetti, EGM Qantas

Kevin Brown, EGM People

David Cox, EGM Qantas Engineering

Grant Fenn, EGM Associated Businesses

Alan Joyce, Chief Executive Officer Jetstar

James Strong, AO was appointed as a Non-Executive Director effective 1 July 2006.

KEY MANAGEMENT PERSONNEL REMUNERATION

The aggregate remuneration of the KMP of the Qantas Group and Qantas is set out below:

	Qantas Group		Qantas	
	2006 $	2005 $	2006 $	2005 $
Short-Term Employee Benefits	**13,051,473**	12,472,858	**12,163,132**	11,554,835
Post-Employment Benefits	**3,360,335**	3,567,901	**3,147,708**	3,257,742
Other Long-Term Benefits	**716,324**	379,930	**690,605**	345,772
Termination Benefits	**1,358,024**	-	**1,358,024**	-
Share-Based Payment	**3,655,992**	3,048,626	**3,359,149**	2,892,367
	22,142,148	19,469,315	**20,718,618**	18,050,716

Information regarding individual Directors' and Key Management Executive's remuneration is set out in the Remuneration Report section of the Directors' Report on pages 61 to 62.

EQUITY INSTRUMENTS

Set out in the following tables are the holdings of equity instruments granted as remuneration to KMP by Qantas. Non-Executive Directors do not receive any remuneration in the form of share-based payments. No other KMP or related party directly, indirectly or beneficially held any other shares, options or rights in the Qantas Group other than as set out below. Other than share-based payment compensation, all equity instrument transactions between the KMP, including their related parties, and Qantas during the year have been on an arm's length basis.

PERFORMANCE SHARE PLAN (PSP)

Details of entitlements over shares in Qantas provided as remuneration during the year to each Executive Director and Key Management Executive are set out below. For more information on the operation of the PSP, see page 58.

KEY MANAGEMENT PERSONNEL	Grant Date	Value at Grant Date	Balance at 30 June 2005	Number of Performance Shares Granted during the Year	Number of Performance Shares Vested and Transferred during the Year	Balance at 30 June 2006	Not Available to Call	Available to Call
Geoff Dixon	17 Aug 05	$3.29	–	150,000	–	150,000	75,000	75,000
	21 Oct 04	$3.34	150,000	–	–	150,000	–	150,000
			150,000	150,000	–	300,000	75,000	225,000
Peter Gregg	17 Aug 05	$3.29	–	90,000	–	90,000	45,000	45,000
	21 Oct 04	$3.34	90,000	–	(45,000)	45,000	–	45,000
			90,000	90,000	(45,000)	135,000	45,000	90,000
Denis Adams	17 Aug 05	$3.29	–	35,000	(35,000)	–	–	–
	18 Aug 04	$3.32	35,000	–	(35,000)	–	–	–
			35,000	35,000	(70,000)	–	–	–
John Borghetti	17 Aug 05	$3.29	–	60,000	–	60,000[1]	60,000	–
	18 Aug 04	$3.32	55,000	–	–	55,000	27,500	27,500
			55,000	60,000	–	115,000	87,500	27,500
Kevin Brown	17 Aug 05	$3.29	–	35,000	–	35,000[1]	35,000	–
	18 Aug 04	$3.32	35,000	–	–	35,000	17,500	17,500
			35,000	35,000	–	70,000	52,500	17,500
David Cox	17 Aug 05	$3.29	–	30,000	–	30,000[1]	30,000	–
	18 Aug 04	$3.32	30,000	–	–	30,000	15,000	15,000
			30,000	30,000	–	60,000	45,000	15,000
Grant Fenn	17 Aug 05	$3.29	–	35,000	–	35,000[1]	35,000	–
	18 Aug 04	$3.32	35,000	–	–	35,000	17,500	17,500
			35,000	35,000	–	70,000	52,500	17,500
Alan Joyce	17 Aug 05	$3.29	–	35,000	–	35,000[1]	35,000	–
	18 May 05	$3.18	25,000	–	–	25,000	12,500	12,500
	18 Aug 04	$3.32	30,000	–	–	30,000	15,000	15,000
			55,000	35,000	–	90,000	62,500	27,500

1 Up to one-half of these deferred shares may be "called for" from 1 July 2006.

No amount has been paid, or is payable by the Executive in relation to these deferred shares.

PERFORMANCE RIGHTS PLAN (PRP)

Details of Rights over Qantas shares and vesting criteria for each Executive Director and Key Management Executive are set out below. For more information on the operation of the PRP, including DSP Terms & Conditions, expiry dates and a summary of the performance criteria to be met prior to vesting, refer to page 59.

KEY MANAGEMENT PERSONNEL	Grant Date	Fair Value at Grant Date	Balance at 30 June 2005	Number of Performance Rights Granted during the Year	Performance Rights Forfeited during the Year	Number of Performance Rights Vested and Transferred during the Year	Balance at 30 June 2006
Geoff Dixon	21 Oct 04	$2.28[1]	450,000	–	–	–	450,000
	16 Oct 03	$3.04[2]	125,000	–	–	–	125,000
			575,000	–	–	–	575,000
Peter Gregg	17 Aug 05	$1.98[1]	–	90,000	–	–	90,000
	21 Oct 04	$2.28[1]	90,000	–	–	–	90,000
	16 Oct 03	$3.04[2]	80,000	–	–	–	80,000
			170,000	90,000	–	–	260,000
Denis Adams	17 Aug 05	$1.98[1]	–	50,000	(50,000)	–	–
	18 Aug 04	$2.25[1]	40,000		(40,000)	–	–
	15 Oct 03	$3.09[2]	35,000	–	(35,000)	–	–
			75,000	50,000	(125,000)	–	–
John Borghetti	17 Aug 05	$1.98[1]	–	75,000	–	–	75,000
	18 Aug 04	$2.25[1]	60,000	–	–	–	60,000
	15 Oct 03	$3.09[2]	40,000	–	–	–	40,000
			100,000	75,000	–	–	175,000
Kevin Brown	17 Aug 05	$1.98[1]	–	50,000	–	–	50,000
	18 Aug 04	$2.25[1]	40,000	–	–	–	40,000
	15 Oct 03	$3.09[2]	30,000	–	–	–	30,000
			70,000	50,000	–	–	120,000
David Cox	17 Aug 05	$1.98[1]	–	40,000	–	–	40,000
	18 Aug 04	$2.25[1]	45,000	–	–	–	45,000
	10 Dec 03	$2.86[2]	20,000	–	–	–	20,000
			65,000	40,000	–	–	105,000
Grant Fenn	17 Aug 05	$1.98[1]	–	50,000	–	–	50,000
	18 Aug 04	$2.25[1]	45,000	–	–	–	45,000
	15 Oct 03	$3.09[2]	35,000	–	–	–	35,000
			80,000	50,000	–	–	130,000
Alan Joyce	17 Aug 05	$1.98[1]	–	50,000	–	–	50,000
	18 Aug 04	$2.25[1]	35,000	–	–	–	35,000
	10 Dec 03	$2.86[2]	20,000	–	–	–	20,000
			55,000	50,000	–	–	105,000

1 The fair value of Rights granted under Plans post 1 July 2004 is calculated at the date of grant using a Monte-Carlo Valuation Methodology.

2 The estimated value of Rights granted under Plans before 1 July 2004 is calculated at the date of grant using the Black-Scholes Option Valuation Methodology. The total value reflects a 75 per cent probability of achievement. The Rights granted under the 2003/04 Award may vest after 28 August 2006, subject to a testing date of 30 June 2006.

All Rights were granted with a nil exercise price and subject to the achievement of the Performance Hurdle may be converted on a one-for-one basis to Qantas shares. No Rights were exercised during the year to 30 June 2006. No amount has been paid, or is payable by the Executive, in relation to these Rights. At 30 June 2006, no Rights had vested.

2002 EXECUTIVE DIRECTOR LONG-TERM INCENTIVE PLAN (EXEC DIRECTOR LTI) AND SENIOR MANAGER LONG-TERM INCENTIVE PLAN (SEN MGR LTI)

The number of Qantas shares provided as remuneration under the Exec Director LTI and Sen Mgr LTI to each Executive Director and Key Management Executive is set out below. No deferred shares were granted under these Plans in the year ended 30 June 2006. For more information on the operation of the Exec Director LTI and Sen Mgr LTI, see page 60.

KEY MANAGEMENT PERSONNEL	Grant Date	Balance at 30 June 2005	Number of Performance Shares Vested and Transferred during the Year	Balance at 30 June 2006
Geoff Dixon	17 Oct 02	250,000	(250,000)	–
Peter Gregg	17 Oct 02	150,000	–	150,000
Denis Adams	31 Dec 02	70,000	(70,000)	–
John Borghetti	31 Dec 02	80,000	–	80,000
Kevin Brown	31 Dec 02	60,000	–	60,000
David Cox	10 Jan 03	30,000	–	30,000
Grant Fenn	31 Dec 02	60,000	–	60,000
Alan Joyce	10 Jan 03	30,000	–	30,000

No amounts have been paid or are payable by the Executives in relation to the deferred shares.

2002 EXECUTIVE DIRECTOR LONG-TERM INCENTIVE PLAN (EXEC DIRECTOR LTI)

The number of Qantas Rights provided as remuneration under the Exec Director LTI to each Executive Director is set out below. No Rights were granted under this Plan in the year ended 30 June 2006. For more information on the operation of the Exec Director LTI, see page 60.

	Grant Date	Balance at 30 June 2005	Number of Performance Rights Vested and Transferred during the Year	Balance at 30 June 2006
Geoff Dixon	17 Oct 02	27,777	(27,777)	–
Peter Gregg	17 Oct 02	16,666	–	16,666

All Rights were granted with a nil exercise price and may be converted on a one-for-one basis to Qantas shares. No amounts have been paid or are payable by the Executive Directors in relation to the Rights.

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QLTEIP)

Details of entitlements over shares in Qantas provided as remuneration under QLTEIP to each Executive Director and Key Management Executive are set out below. For more information on the operation of the QLTEIP, see page 60.

	Number of Entitlements Granted	Balance at 30 June 2005	Lapsed	Exercised	Balance at 30 June 2006	Number Vested at 30 June 2006	Number Unvested at 30 June 2006
Geoff Dixon	2,045,000	1,983,687	(244,995)	(1,255,005)	483,687	483,687	–
Peter Gregg	838,000	828,100	(122,497)	(627,503)	78,100	78,100	–
Denis Adams	518,000	508,100	(70,231)	(359,769)	78,100	78,100	–
John Borghetti	518,000	508,100	(70,231)	(359,769)	78,100	78,100	–
Kevin Brown	350,000	350,000	–	(175,000)	175,000[1]	–	175,000
David Cox	518,000	508,100	(70,231)	(359,769)	78,100	78,100	–
Grant Fenn	496,000	488,575	(70,231)	–	418,344	418,344	–
Alan Joyce	220,000	220,000	(35,933)	(184,067)	–	–	–

1 These Entitlements lapsed on 1 July 2006.

No further vesting occurred for Executives in the year to 30 June 2006. All vested Entitlements may be converted into Qantas shares, however, this is not on a one-for-one basis. At the time QLTEIP Entitlements lapsed, they were out-of-the-money.

25. Key Management Personnel and Executive Equity Benefits continued

EQUITY HOLDINGS AND TRANSACTIONS

The movement during the year in the number of Qantas shares held directly, indirectly or beneficially, by each KMP, including their related parties, is as follows:

KEY MANAGEMENT PERSONNEL	Interest in Shares at 30 June 2005	Awarded as Remuneration[1]	Rights / Entitlements Converted to Shares	Other Change[2]	Interest in Shares at 30 June 2006
Margaret Jackson	147,338	–	–	–	147,338
Geoff Dixon	817,278	150,000	201,043	–	1,168,321
Peter Gregg	346,730	90,000	86,633	–	523,363
Paul Anderson	25,000	–	–	–	25,000
Mike Codd	12,236	–	–	754	12,990
Peter Cosgrove	–	–		2,057	2,057
Patricia Cross	2,163	–	–	–	2,163
Garry Hounsell	30,854	–	–	1,902	32,756
Jim Kennedy	1,975	–	–	–	1,975
James Packer	–	–	–	51,444	51,444
John Schubert	34,753	–	–	–	34,753
Denis Adams	122,626	35,000	–	(2,154)	155,472[3]
John Borghetti	167,141	60,000	49,669	(12,472)	264,338
Kevin Brown	95,000	35,000	32,491	–	162,491
David Cox	63,897	30,000	49,669	1,675	145,241
Grant Fenn	113,555	35,000	–	1,145	149,700
Alan Joyce	85,273	35,000	17,110	–	137,383

1 See details of the PSP on page 110 in this Note.

2 Other change includes shares acquired through the Qantas DRP, purchased, sold or lapsed.

3 The number shown is as at 31 December 2005. Mr Adams is no longer considered to be a KMP from that date.

LOANS AND OTHER TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Loans

No KMP or their related parties held any loans from the Qantas Group during or at the end of the year.

Other Transactions with the Qantas Group

Related Party Disclosures

Roger Donazzan, related party to Ms Jackson, is Chairman of Harmony Resorts Niseko Pty Ltd (HRN). During the year, the Qantas Group provided to Hanazano, a related entity to HRN, four return economy airfares between Japan and Australia. The estimated value of this transaction was $6,400. This sponsorship was on commercial arms length terms.

Paul Meadows, related party to Mrs Cross, is a Partner of Allens Arthur Robinson. Mr Meadows performs no work for Qantas. No legal fees were paid to Allens Arthur Robinson Group during the year (2005: $240). All transactions between the Qantas Group and Allens Arthur Robinson are conducted on normal commercial terms.

The Publishing and Broadcasting Limited (PBL) Group[1] is a related entity to Mr Packer. During the year, PBL purchased air travel of $13.5 million (2005: $12.6 million) and advertising revenue of $9.8 million (2005: $6.8 million) from the Qantas Group. The Qantas Group purchased directly or indirectly advertising services from PBL of $2.5 million (2005: $2.1 million) during the year, of which $675,000 was with Qantas. In addition, the Qantas Group and PBL have various sponsorship contra arrangements in place for advertising and sponsorship. The value of these contra arrangements for Qantas was $63,000 and an additional $210,000 for other entities within the Qantas Group. During the year, Qantas spent $1.0 million with Crown Limited and $1.6 million with ACP Publishing Pty Ltd. All transactions were conducted on normal commercial terms.

1 The PBL group of companies consists of Consolidated Press Holdings Ltd, Nine Network, ACP Magazines, Crown Casino, Burswood Casino, Ticketek, Hoyts and PremierMediaGroup.

SHARE-BASED PAYMENT

The DSP Terms & Conditions were approved by shareholders at the 2002 AGM. The DSP governs the provision of equity benefits to Executives within Qantas. Any modifications to the DSP Terms & Conditions are outlined on page 58.

PERFORMANCE RIGHTS PLAN

The PRP is specifically targeted to Senior Executives in key roles or other participants who have been identified as high potential Executives.

Rights granted under this Plan are subject to a Performance Hurdle, being TSR in comparison to a basket of listed global airlines and the largest Australian listed public companies as measured by the S&P/ASX 100 Index. The TSR will first be tested three years after the Rights are granted and re-tested, if necessary, at quarterly intervals over the subsequent two-year period. Vesting of the Rights granted under the 2003/04 Award are subject to a Performance Hurdle based on the achievement of the three year average annual RoTGA targets for the three years to 30 June 2006. If the target is not met, or the Executive ceases employment prior to vesting, all of the Rights granted will lapse.

All Rights are redeemable on a one-for-one basis for Qantas shares, subject to the achievement of the Performance Hurdle. Dividends are not payable on the Rights.

PERFORMANCE RIGHTS RECONCILIATION	2006 Number of Rights	2005 Number of Rights
Rights outstanding at 1 July	3,476,500	1,586,000
Rights granted during the year	1,662,000	1,959,500
Rights forfeited during the year	(548,500)	(69,000)
Rights exercised during the year	–	–
Rights expired during the year	–	–
Rights outstanding at 30 June	4,590,000	3,476,500
Rights exercisable at 30 June	1,351,500	–

All Rights were granted with a nil exercise price. No amount has been paid, or is payable by the Executive, in relation to these Rights. During the year, no Rights were exercised (2005: nil). 1,351,500 Rights may vest after 28 August 2006, subject to a testing date of 30 June 2006. For more information on the operation of the PRP, see page 59.

Fair Value Calculation

The estimated value of Rights granted under Plans before 1 July 2004 is calculated at the date of grant using the Black-Scholes Option Valuation Methodology. The estimated value of Rights granted under Plans post 1 July 2004 is calculated at the date of grant using a Monte-Carlo Valuation Methodology.

The weighted average fair value of Rights granted during the year was $2.44 (2005: $2.37).

	Monte-Carlo Valuation	
Inputs into the Models	2006	2005
Weighted average share value	3.57	3.50
Expected volatility	16-18%	18-22%
Dividend yield	5.5%	5.1%
Risk-free interest rate	5.2%	5.2%

The volatility range was determined having regard to the historical 1-2 year volatility of Qantas and the implied volatility on exchange traded options. The risk free rate was the yield on a five year Australian Government Bond. The expected life assumes immediate exercise after vesting.

25. Key Management Personnel and Executive Equity Benefits continued

SHARE-BASED PAYMENT CONTINUED

PERFORMANCE SHARE PLAN

The PSP delivers deferred shares to employees upon the achievement of a Balance Scorecard relating to Customer, Operational, People and Financial performance. The actual incentive earned is based on a combination of Qantas' results and individual performance. Performance of the Qantas Group against the Balanced Scorecard determines the amount (if any) of the pool of shares available for payment.

Deferred shares awarded under this Plan are purchased on-market or issued and are held subject to a holding lock for 10 years. Participants may "call for" the deferred shares prior to the expiration of the holding lock but not before the end of the financial year in relation to up to one-half of the deferred shares and the end of the following financial year in relation to the remaining deferred shares. Generally, any shares held subject to the holding lock are forfeited on cessation of employment.

	2006		2005	
SHARES ISSUED	Number of Shares	Weighted Average Fair Value	Number of Shares	Weighted Average Fair Value
Performance shares granted – 17 Aug 2005	3,055,257	3.29	–	–
Performance shares granted – 18 May 2005	–	–	25,000	3.18
Performance shares granted – 17 Dec 2004	–	–	215,660	3.66
Performance shares granted – 21 Oct 2004	–	–	240,000	3.34
Performance shares granted – 20 Aug 2004	–	–	1,862,743	3.25
Performance shares granted – 18 Aug 2004	–	–	335,000	3.32

Shares are valued based on the volume weighted average price of Qantas shares as traded on the ASX for the seven calendar days up to and including the date of allocation. Expected dividends are not taken into account when calculating the fair value. For further detail on the operation of the PSP, see page 58.

SENIOR MANAGER LONG-TERM INCENTIVE PLAN

Certain Executives were awarded a number of deferred shares subject to a four-year holding lock provided the Executive remains employed by the Qantas Group. These shares are held on behalf of each Executive by the Trustee until the expiry of the holding lock period. No awards have been made under this plan since April 2003. Additional detail on this plan is available on page 60.

2002 EXECUTIVE DIRECTOR LONG-TERM INCENTIVE PLAN

In 2002, the CEO and CFO sacrificed part of their bonus into deferred shares subject to a holding lock until 31 December 2005 for the CEO and 20 August 2006 for the CFO. These shares will be held on behalf of each Executive Director by the Trustee until the expiry of the holding lock period. Under a matching award, they were granted one Right for every nine Shares allocated. No awards have been made under this plan since December 2002.

QANTAS LONG-TERM INCENTIVE PLAN

Entitlements under QLTEIP were granted before 7 November 2002. The recognition and measurement principles in AASB 2 have not been applied to these Entitlements in accordance with the transitional provisions in AASB 1.

Under QLTEIP, certain Executives were granted Entitlements to unissued shares in Qantas in the years ended 30 June 2000, 2001 and 2002. Vesting is based on Qantas relative TSR compared to ASX 200 Industrials Index and a basket of global airlines. Entitlements may vest between three and five years following award date and are generally conditional on the Executive remaining employed. To the extent that Entitlements vest, they may be converted into shares within eight years of the award date in proportion to the gain in share price. Entitlements will lapse on the eighth anniversary of the date of award.

	Qantas Group		Qantas	
EQUITY BENEFIT EXPENSES	2006 $M	2005 $M	2006 $M	2005 $M
Expenses arising from equity settled share-based payments	13.8	10.5	3.1	2.5

26. Particulars in Relation to Controlled Entities

	Ref	ABN/ACN	Country of Incorporation	Qantas Group Ownership Interest 2006 %	Qantas Group Ownership Interest 2005 %
738 Leasing 1 Pty Limited		33 099 119 641	Australia	100	100
738 Leasing 2 Pty Limited		71 099 119 801	Australia	100	100
AAL Aviation Limited	1	83 008 642 886	Australia	100	100
Star Handling Services Pty Limited	1,2	32 010 434 296	Australia	100	100
Australian Airlines Express Courier Pty Limited	1,2	010 435 202	Australia	100	100
ARANS Superannuation Pty Limited	3	064 235 892	Australia	–	100
AAFE Superannuation Pty Limited		064 186 214	Australia	100	100
TAA Superannuation Pty. Ltd.		065 318 461	Australia	100	100
Australian Regional Airlines Pty. Ltd.	1	25 006 783 633	Australia	100	100
Australian Wetleasing Operations Pty Limited	1,2	15 094 477 077	Australia	100	100
Sunstate Airlines (Qld) Pty. Limited	1	82 009 734 703	Australia	100	100
Southern Australia Airlines Pty Ltd	1	38 006 604 217	Australia	100	100
Airlink Pty Limited	1	76 010 812 316	Australia	100	100
Australian Regional Airlines (Qld) Pty. Ltd.	1,2	010 795 347	Australia	100	100
Air Queensland Pty. Ltd.	2	009 656 599	Australia	100	100
Eastern Australia Airlines Pty. Limited	1	77 001 599 024	Australia	100	100
ACN 000 199 468 Pty Limited	1,2	000 199 468	Australia	100	100
Impulse Airlines Holdings Proprietary Limited	1	67 090 590 024	Australia	100	100
Impulse Airlines Australia Pty Ltd	1	17 090 379 285	Australia	100	100
Jetstar Airways Pty Limited	1	33 069 720 243	Australia	100	100
Impulse Communications Pty Limited	1	64 003 901 353	Australia	100	100
First Brisbane Airport Proprietary Limited	1	60 006 912 116	Australia	100	100
Second Brisbane Airport Proprietary Limited	1	49 006 912 072	Australia	100	100
First Brisbane Airport Unit Trust			n/a	100	100
Second Brisbane Airport Unit Trust			n/a	100	100
TAA Aviation Pty. Ltd.	1	17 008 596 825	Australia	100	100
Nostam Pty. Limited	2	003 337 497	Australia	100	100
In Tours Airline Unit Trust No 1			n/a	100	100
Denmell Pty. Limited	1	24 008 636 093	Australia	100	100
Denmint Pty. Limited	1	22 008 636 084	Australia	100	100
Denmost Pty. Limited	1,2	41 008 636 100	Australia	100	100
Denold Pty. Limited	1	64 008 636 262	Australia	100	100
Denpen Pty. Limited	1	66 008 636 271	Australia	100	100
Denpet Pty. Limited	1	60 008 636 244	Australia	100	100
Denpost Pty. Limited	1	58 008 636 235	Australia	100	100
Denrac Pty. Limited	1	56 008 636 226	Australia	100	100
Densale Pty. Limited	1,2	45 008 636 182	Australia	100	100
Denseed Pty. Limited	1	39 008 636 155	Australia	100	100
Denshore Pty. Limited	1,2	37 008 636 146	Australia	100	100
Densip Pty. Limited	1,2	35 008 636 137	Australia	100	100
Densound Pty. Limited	1,2	33 008 636 128	Australia	100	100
oneworld Handling Services Pty Limited	1,2	30 008 606 960	Australia	100	100
Engine No. 9 Pty. Ltd.	1,2	24 008 606 997	Australia	100	100
A.C.N. 009 864 546 Pty Limited	2	009 864 546	Australia	100	100
Airconnex Pty Limited	1,2	23 095 093 011	Australia	100	100
Asia Pacific Distribution Limited	1,2	70 003 696 973	Australia	100	100
Australian Airlines Limited	1	85 099 625 304	Australia	100	100
BD No 1 Limited			Cayman Islands	100	100
Express Freighters Australia (Operations) Pty Limited	1,5	119 093 999	Australia	100	–
Express Freighters Australia Pty Limited	1,4,6	73 003 613 465	Australia	100	100

26. Particulars in Relation to Controlled Entities continued

	Ref	ABN/ACN	Country of Incorporation	Qantas Group Ownership Interest 2006 %	2005 %
Express Ground Handling Pty Limited	1	19 107 638 326	Australia	**100**	100
Jetconnect Limited			New Zealand	**100**	100
Qantas Investments (NZ) Limited			New Zealand	**100**	100
Jetstar Asia Holdings Pty Limited		86 108 623 123	Australia	**100**	100
Kurrajong Limited			Cayman Islands	**100**	100
Mitokal Pty. Limited	1,2	98 008 658 722	Australia	**100**	100
QH Tours Ltd	1	81 001 262 433	Australia	**100**	100
Holiday Tours and Travel Pte Ltd			Singapore	**75**	75
Jetabout Holidays Pte Ltd			Singapore	**75**	75
Tour East Singapore (1996) Pte Ltd			Singapore	**75**	75
Tour East (Hong Kong) Limited			Hong Kong	**75**	75
PT Biro Perjalanan Wisata Tour East Indonesia			Indonesia	**60**	60
PT Pacto Holiday Tours			Indonesia	**52.5**	52.5
Holiday Tours and Travel Ltd			Taiwan	**75**	75
Holiday Tours and Travel Limited			Hong Kong	**75**	75
Hangda Consulting (Shanghai) Co. Ltd			China	**75**	75
Holiday Tours and Travel (Korea) Limited			Korea	**56.25**	56.25
QH International Co, Limited			Japan	**100**	100
Jetabout Japan Inc			Japan	**100**	100
QH Tours (UK) Limited			United Kingdom	**100**	100
Qantas Holidays Limited	1	24 003 836 459	Australia	**100**	100
Qantas Viva! Holidays Pty Limited	4	82 003 857 332	Australia	**100**	100
QH Cruises Pty. Limited.	1	13 003 895 556	Australia	**100**	100
Qanfad Pty Limited	1	071 955 578	Australia	**100**	100
Qanlease Limited	1	78 064 157 839	Australia	**100**	100
Qantair Ltd	1,8	44 000 090 639	Australia	**100**	100
Qantas Airline Systems and Research Limited	1,2	28 055 910 962	Australia	**100**	100
Qantas Cabin Crew (UK) Limited			United Kingdom	**100**	100
Qantas Defence Services Pty Limited	1	53 090 673 466	Australia	**100**	100
QDS Richmond Pty Ltd	1	58 092 691 140	Australia	**100**	100
Qantas Flight Catering Holdings Limited	1	34 003 836 440	Australia	**100**	100
Qantas Flight Catering Limited	1	35 003 530 685	Australia	**100**	100
Caterair Airport Services Pty. Limited	1	51 008 646 302	Australia	**100**	100
Caterair Airport Services (Sydney) Pty Limited		37 062 648 140	Australia	**100**	100
Airport Infrastructure Finance Pty. Limited		14 011 071 248	Australia	**100**	100
Waruda Holdings Pty Limited	7	47 072 876 503	Australia	**100**	100
Cairns Wholesale Bakery and Patisserie Pty Limited	7	28 072 876 487	Australia	**100**	100
Qantas Information Technology Ltd	1	99 000 005 372	Australia	**100**	100
Qantas Superannuation Limited		47 003 806 960	Australia	**100**	100
QF 738 Leasing 5 Pty Limited		75 100 511 706	Australia	**100**	100
QF 738 Leasing 6 Pty Limited		83 100 511 742	Australia	**100**	100
QF 744 Leasing 1 Pty Limited	2	41 100 511 564	Australia	**100**	100
QF 744 Leasing 2 Pty Limited	2	54 100 511 617	Australia	**100**	100
QF 744 Leasing 3 Pty Limited		18 100 511 466	Australia	**100**	100
QF 744 Leasing 4 Pty Limited		24 100 511 493	Australia	**100**	100
QF 744 Leasing 5 Pty Limited	2	12 100 511 439	Australia	**100**	100
QF 744 Leasing 6 Pty Limited	2	16 100 511 457	Australia	**100**	100
QF A332 Leasing 1 Pty Limited		11 100 511 813	Australia	**100**	100
QF A332 Leasing 2 Pty Limited		13 100 511 886	Australia	**100**	100

	Ref	ABN/ACN	Country of Incorporation	Qantas Group Ownership Interest 2006 %	2005 %
QF A332 Leasing 3 Pty Limited		86 100 510 503	Australia	100	100
QF A332 Leasing 4 Pty Limited		84 100 510 558	Australia	100	100
QF A332 Leasing 5 Pty Limited		22 100 510 674	Australia	100	100
QF A332 Leasing 6 Pty Limited		35 100 510 727	Australia	100	100
QF A333 Leasing 1 Pty Limited	2	49 100 510 790	Australia	100	100
QF A333 Leasing 2 Pty Limited	2	56 100 510 816	Australia	100	100
QF A333 Leasing 3 Pty Limited		50 100 510 352	Australia	100	100
QF A333 Leasing 4 Pty Limited		44 100 510 389	Australia	100	100
QF A388 Leasing 1 Pty Limited		62 100 510 843	Australia	100	100
QF A388 Leasing 2 Pty Limited		66 100 510 861	Australia	100	100
QF Dash 8 Leasing Pty Limited		86 107 164 750	Australia	100	100
Snap Fresh Pty Limited	1	55 092 536 475	Australia	100	100
Southern Cross Insurances Pte Limited			Singapore	100	100
Thai Air Cargo Holdings Pty Limited		19 112 083 584	Australia	100	100

1 Pursuant to ASIC Class Order 98/1418 (as amended), these controlled entities are relieved from the Corporations Act requirements for preparation, audit and lodgement of Financial Reports.

2 On 11 May 2006, ASIC approved applications from these companies to be voluntarily deregistered pursuant to section 601AA of the Corporations Act. On 23 July 2006, these companies were deregistered.

3 On 31 July 2005, ARANS Superannuation Pty Limited was voluntarily deregistered pursuant to section 601AA of the Corporations Act.

4 On 31 May 2006, ASIC approved applications from these companies to convert to proprietary companies. On 20 July 2006, these companies converted to proprietary companies.

5 Express Freighters Australia (Operations) Pty Limited was incorporated on 11 April 2006.

6 Qantas Limited changed its name to Express Freighters Australia Limited on 18 May 2006.

7 On 4 June 2006, these companies were voluntarily deregistered pursuant to section 601AA of the Corporations Act.

8 On 2 August 2006, ASIC approved an application from this company to be voluntarily deregistered pursuant to section 601AA of the Corporations Act.

27. Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended), the wholly-owned controlled entities identified in Note 26 are relieved from the Corporations Act requirements for preparation, audit and lodgement of Financial Reports and Directors' Reports.

It is a condition of the Class Order that Qantas and each of the controlled entities in the Class Order enter into a Deed of Cross Guarantee. The effect of the Deed is that Qantas guarantees to each creditor payment in full of any debt in the event of winding-up of any of the controlled entities under certain provisions of the Corporations Act. If a winding-up occurs under other provisions of the Act, Qantas will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that Qantas is wound-up.

The Deed was first entered into by the controlled entities on 4 June 2001 and subsequently additional controlled entities became party to the Deed by way of Assumption Deeds on 17 June 2002 and 26 June 2006.

A consolidated Income Statement and consolidated Balance Sheet, comprising Qantas and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed, are set out below and on the next page respectively:

INCOME STATEMENT	Consolidated 2006 $M	2005 $M
Profit before related income tax expense	671.1	889.4
Income tax expense	183.8	220.8
Profit for the year	487.3	668.6
Retained earnings at 1 July	1,273.2	957.5
Impact of initial adoption of AASB 132 and AASB 139	(36.2)	–
Dividends to members	(402.1)	(352.9)
Retained earnings at 30 June	1,322.2	1,273.2

27. Deed of Cross Guarantee continued

BALANCE SHEET	Consolidated 2006 $M	Consolidated 2005 $M
Current assets		
Cash and cash equivalents	**2,856.5**	1,860.8
Receivables	**1,219.6**	1,157.0
Other financial assets	**474.1**	–
Net receivables under hedge/swap contracts	**–**	185.1
Inventories	**335.8**	332.7
Assets classified as held for sale	**21.0**	–
Other	**78.8**	137.7
Total current assets	**4,985.8**	3,673.3
Non-current assets		
Receivables	**167.1**	1,038.7
Other financial assets	**766.8**	–
Net receivables under hedge/swap contracts	**–**	853.7
Investments accounted for using the equity method	**367.5**	326.9
Other investments	**73.7**	85.2
Property, plant and equipment	**11,993.0**	12,371.2
Intangible assets	**306.9**	314.6
Deferred tax assets	**0.5**	–
Other	**9.9**	67.1
Total non-current assets	**13,685.4**	15,057.4
Total assets	**18,671.2**	18,730.7
Current liabilities		
Payables	**1,925.1**	2,069.2
Interest-bearing liabilities	**364.4**	205.2
Other financial liabilities	**136.8**	–
Net payables under hedge/swap contracts	**–**	142.8
Provisions	**462.2**	422.5
Current tax liabilities	**70.8**	91.2
Revenue received in advance	**2,278.7**	2,104.1
Deferred lease benefits/income	**37.5**	43.9
Total current liabilities	**5,275.5**	5,078.9
Non-current liabilities		
Interest-bearing liabilities	**5,016.9**	5,976.3
Other financial liabilities	**352.2**	–
Net payables under hedge/swap contracts	**–**	450.0
Provisions	**482.9**	438.8
Deferred tax liabilities	**699.4**	517.9
Revenue received in advance	**708.5**	676.6
Deferred lease benefits/income	**98.8**	141.0
Total non-current liabilities	**7,358.7**	8,200.6
Total liabilities	**12,634.2**	13,279.5
Net assets	**6,037.0**	5,451.2
Equity		
Issued capital	**4,382.2**	4,181.5
Treasury shares	**(23.8)**	(17.8)
Reserves	**356.4**	14.3
Retained earnings	**1,322.2**	1,273.2
Total equity	**6,037.0**	5,451.2

28. Investments Accounted for Using the Equity Method

	Qantas Group	
	2006 $M	2005 $M
Share of net profit of associated and jointly controlled entities included in the Income Statement		
– associates	12.4	8.0
– jointly controlled entities	26.5	7.7
	38.9	15.7

	Qantas Group	
	2006 $M	2005 $M
Investments accounted for using the equity method included in the Balance Sheet		
– associates	67.0	69.4
– jointly controlled entities	305.9	286.6
	372.9	356.0

(A) INVESTMENTS IN ASSOCIATES

Details of interests in associates are as follows:

				Ownership Interest		Amount of Investment	
				Qantas Group		Qantas Group	
Name	**Principal Activity**	**Country of Incorporation**	**Balance Date**	**2006 %**	**2005 %**	**2006 $M**	**2005 $M**
Air Pacific Limited	Air transport	Fiji	31 Mar	46.3	46.3	57.7	51.9
Hallmark Aviation Services LP	Passenger handling services	United States of America	31 Dec	49.0	49.0	1.9	2.4
HT & T Travel Philippines Inc.	Tours and travel	Philippines	30 Jun	28.1	–	0.2	–
Holiday Tours and Travel (Thailand) Limited	Tours and travel	Thailand	31 Dec	36.8	36.8	0.4	0.2
Holiday Tours and Travel Vietnam Joint Venture Company	Tours and travel	Vietnam	30 Jun	36.8	36.8	0.1	0.1
Jupiter Air Oceania Limited	Freight services	Australia	31 Dec	47.6	47.6	0.5	0.5
TET Limited	Tours and travel	Thailand	31 Dec	36.8	36.8	1.1	1.0
Thai Air Cargo Company Limited[1]	Freight services	Thailand	31 Dec	49.0	49.0	–	2.4
Travel Software Solutions Pty Limited	Reservations systems	Australia	30 Jun	50.0	50.0	5.1	10.9
Total associates						67.0	69.4

1 This investment is held for sale at 30 June 2006 as described in Note 9. As at 30 June 2006, its total assets were $3.2 million, total liabilities were nil and its results to 30 June 2006 were equity accounted.

28. Investments Accounted for Using the Equity Method continued

	Qantas Group	
RESULTS OF ASSOCIATES	2006 $M	2005 $M
Revenues of associates	190.9	188.7
Share of associates' profit before related income tax expense	14.8	13.8
Share of associates' income tax expense	(2.4)	(5.8)
Share of associates' net profit	12.4	8.0

MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES		
Carrying amount of investments in associates at 1 July	69.4	60.1
Investments in associates acquired during the year	0.3	3.9
Share of net profit of associates	12.4	8.0
Dividends received from associates	(11.9)	(2.6)
Reclassification of Thai Air Cargo Company Limited to assets classified as held for sale	(3.2)	–
Carrying amount of investments in associates at 30 June	67.0	69.4

SUMMARY FINANCIAL POSITION OF ASSOCIATES		
The Qantas Group's share of aggregate assets and liabilities of associates is as follows:		
Current assets	108.5	111.4
Non-current assets	80.3	87.8
Total assets	188.8	199.2
Current liabilities	73.8	72.4
Non-current liabilities	51.2	60.6
Total liabilities	125.0	133.0
Net assets	63.8	66.2
Adjustment arising from equity accounting:		
Goodwill	3.2	3.2
Net assets – equity accounting adjusted	67.0	69.4

COMMITMENTS		
Share of associates' capital expenditure commitments contracted for	–	0.5
Share of associates' other expenditure commitments contracted for	29.7	41.6
Share of associates' commitments	29.7	42.1

CONTINGENT LIABILITIES		
Share of associates' contingent liabilities	2.5	2.5

(B) INTERESTS IN JOINTLY CONTROLLED ENTITIES

Details of interests in jointly controlled entities are as follows:

Name	Principal Activity	Country of Incorporation	Balance Date	Qantas Group Ownership Interest 2006 %	Qantas Group Ownership Interest 2005 %	Qantas Group Amount of Investment 2006 $M	Qantas Group Amount of Investment 2005 $M
Australian air Express Pty Limited	Air cargo	Australia	30 Jun	**50.0**	50.0	**20.7**	17.5
Harvey Holidays Pty Ltd	Tours and travel	Australia	30 Jun	**50.0**	50.0	**2.1**	1.6
Jet Turbine Services Pty Limited	Maintenance services	Australia	30 Jun	**50.0**	50.0	**19.5**	9.0
Orangestar Investment Holdings Pte Limited[1]	Air transport	Singapore	31 Mar	**45.0**	49.0	**3.5**	4.9
Star Track Express Holdings Pty Limited	Express road freight	Australia	30 Jun	**50.0**	50.0	**260.1**	253.6
Total jointly controlled entities						**305.9**	286.6

1 This investment was formerly classified as an associate and was held through the legal entity Jetstar Asia Pte Limited.

	Qantas Group 2006 $M	Qantas Group 2005 $M
RESULTS OF JOINTLY CONTROLLED ENTITIES		
Revenues	**559.8**	487.1
Expenses	**(519.2)**	(466.8)
Profit before related income tax expense	**40.6**	20.3
Income tax expense	**(14.1)**	(12.6)
Share of net profits of jointly controlled entities	**26.5**	7.7
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN JOINTLY CONTROLLED ENTITIES		
Carrying amount of investments in jointly controlled entities at 1 July	**286.6**	278.0
Investments in jointly controlled entities acquired during the year	**37.0**	25.1
Share of net profit of jointly controlled entities	**26.5**	7.7
Investment in jointly controlled entities impaired during the year in Other expenses	**(22.4)**	-
Drawings from jointly controlled entities	**(21.8)**	(24.2)
Carrying amount of investments in jointly controlled entities at 30 June	**305.9**	286.6
SUMMARY FINANCIAL POSITION OF JOINTLY CONTROLLED ENTITIES		
The Qantas Group's share of aggregate assets and liabilities of jointly controlled entities is as follows:		
Current assets	**104.7**	87.7
Non-current assets	**418.8**	410.1
Total assets	**523.5**	497.8
Current liabilities	**79.6**	73.4
Non-current liabilities	**138.5**	138.3
Total liabilities	**218.1**	211.7
Net assets	**305.4**	286.1
Adjustment arising from equity accounting:		
Goodwill	**0.5**	0.5
Net assets – equity accounting adjusted	**305.9**	286.6
COMMITMENTS		
Share of jointly controlled entities' capital expenditure commitments contracted for	**1.9**	2.9
Share of jointly controlled entities' non-capital expenditure commitments contracted for	**172.2**	188.2
Share of jointly controlled entities' commitments	**174.1**	191.1
CONTINGENT LIABILITIES		
Share of jointly controlled entities' contingent liabilities	**35.1**	35.8

29. Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one entity and a financial liability or equity instrument of another entity. The Qantas Group is subject to interest rate, foreign currency, fuel price and credit risks. The Qantas Group manages these risk exposures using various financial instruments, using a set of policies approved by the Board. Qantas Group policy is not to enter, issue or hold derivative financial instruments for speculative trading purposes.

Qantas has taken the exemption available under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards to apply AASB 132 and AASB 139 from 1 July 2005. Qantas has applied previous GAAP for comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information, see Note 1(F).

(A) INTEREST RATE RISK

The Qantas Group manages interest rate risk by reference to a duration target, being a measure of the sensitivity of the borrowing portfolio to changes in interest rates. The relative mix of fixed and floating interest rate funding is managed by using interest rate swaps, forward rate agreements and options. The Qantas Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities exposed to interest rates are set out below.

For the year ended 30 June 2006, Other financial assets and liabilities included financial instruments hedging debt totalling $453.7 million (asset). These financial instruments are recognised at fair value or amortised cost in accordance with AASB 139. Interest rate financial instruments are shown net of impairment losses of $22.4 million recognised in the current year (2005 under previous GAAP: $20.0 million).

2006				Fixed Rate Maturing in:				
INTEREST EARNING FINANCIAL ASSETS	Notes	Weighted Average Interest Rate % pa	Floating Rate $M	Less than 1 Year $M	1 to 5 Years $M	More than 5 Years $M	Non-Interest-Bearing $M	Total $M
Cash and cash equivalents	6	5.89	302.2	2,599.8	–	–	–	2,902.0
Aircraft security deposits	7	6.22	44.8	0.7	81.1	–	3.0	129.6
Loans receivable	7	7.96	–	–	13.9	128.2	–	142.1
Financial instruments relating to debt[1]			(68.3)	(219.9)	(15.4)	757.3	–	453.7
			278.7	2,380.6	79.6	885.5	3.0	3,627.4
INTEREST-BEARING FINANCIAL LIABILITIES								
Bank loans – secured	16	3.48	858.4	134.5	624.1	685.3	–	2,302.3
Bank loans – unsecured	16	6.27	627.0	–	–	–	–	627.0
Other loans – unsecured	16	7.33	600.3	41.6	461.4	499.8	–	1,603.1
Lease liabilities	16	7.90	368.5	73.4	609.0	192.3	–	1,243.2
			2,454.2	249.5	1,694.5	1,377.4	–	5,775.6
Net financial (liabilities)/assets			(2,175.5)	2,131.1	(1,614.9)	(491.9)	3.0	(2,148.2)

1 Interest receivable/payable has been included in the calculation of the effective interest rate of the underlying financial asset or liability.

for the year ended 30

2005 (previous GAAP) INTEREST EARNING FINANCIAL ASSETS	Notes	Weighted Average Interest Rate % pa	Floating Rate $M	Fixed Rate Maturing in: Less than 1 Year $M	1 to 5 Years $M	More than 5 Years $M	Non-Interest-Bearing $M	Total $M
Cash and cash equivalents	6	5.66	198.0	1,705.8	–	–	–	1,903.8
Aircraft security deposits	7	5.56	46.5	0.4	77.4	–	3.1	127.4
Loans receivable	7	7.96	–	–	13.5	128.2	–	141.7
Net receivables under hedge/swap contracts[1]			172.2	11.0	240.4	250.8	–	674.4
			416.7	1,717.2	331.3	379.0	3.1	2,847.3
INTEREST-BEARING FINANCIAL LIABILITIES								
Bank loans – secured	16	3.28	1,711.8	81.7	384.0	548.0	–	2,725.5
Bank loans – unsecured	16	6.06	630.0	–	–	–	–	630.0
Other loans – unsecured	16	7.38	717.2	–	454.0	–	–	1,171.2
Lease liabilities	16	8.35	445.9	29.1	628.9	284.1	–	1,388.0
			3,504.9	110.8	1,466.9	832.1	–	5,914.7
Net financial (liabilities)/assets			(3,088.2)	1,606.4	(1,135.6)	(453.1)	3.1	(3,067.4)
UNRECOGNISED FINANCIAL ASSETS/(LIABILITIES)								
Interest rate swaps[2]			1,054.6	(1,097.8)	(32.0)	75.2	–	–

1 Interest receivable/payable has been included in the calculation of the effective interest rate of the underlying financial assets or liability. Excludes unrealised amounts on revenue back-to-back hedges. As at 30 June 2005, the amount of deferred or unrecognised gains or losses on hedges of net revenue designated to service long-term debt is $228.4 million.

2 Notional principal amounts.

(B) FOREIGN CURRENCY RISK

Cross-currency swaps are used to convert long-term foreign currency borrowings to currencies in which the Qantas Group has forecast sufficient surplus net revenue to meet the principal and interest obligations under the swaps. These foreign currency borrowings have a maturity of between one and 12 years. To the extent a gain or loss is incurred, this is deferred until the net revenue is realised. Forward foreign exchange contracts and currency options are used to hedge a portion of remaining net foreign currency revenue or expenditure in accordance with Qantas Group policy. Net foreign currency revenue and expenditure out to five years may be hedged within specific parameters, with any hedging outside these parameters requiring approval by the Board. Purchases and sales of property, plant and equipment denominated in a foreign currency are hedged using a combination of forward foreign exchange contracts and currency options at the date a firm commitment is entered into to buy or sell unless, otherwise approved by the Board.

For the year ended 30 June 2006, Other financial assets and liabilities includes derivative financial instruments used to hedge foreign currency totalling $51.8 million (net asset). These are recognised at fair value in accordance with AASB 139.

29. Financial Instruments continued

(C) FUEL PRICE RISK

The Qantas Group uses options and swaps on aviation fuel and crude oil to hedge the exposure to movements in the price of aviation fuel. Hedging is conducted in accordance with Qantas Group policy. Up to 100 per cent of estimated fuel costs out to 12 months may be hedged and up to 50 per cent in the subsequent 12 months, with any hedging outside these parameters requiring approval by the Board. During the year, the net gain arising from effective fuel hedging was $345.9 million which has been recognised in fuel expenses (2005: total net gain from fuel hedging under previous GAAP $403.5 million). In addition, a $32.6 million loss was recognised in Other expenses as ineffective fuel hedging in accordance with A-IFRS. For the year ended 30 June 2006, Other financial assets and liabilities includes fuel derivatives totalling $246.6 million (asset). These are recognised at fair value in accordance with AASB 139.

(D) CREDIT RISK

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default. The Qantas Group conducts transactions with the following major types of counterparties:

- trade debtor counterparties – the credit risk is the recognised amount, net of any impairment losses. As at 30 June 2006, this amounted to $1,074.3 million (2005: $1,027.9 million). The Qantas Group has credit risk associated with travel agents, industry settlement organisations and credit provided to direct customers. The Qantas Group minimises this credit risk through the application of stringent credit policies and accreditation of travel agents through industry programs; and
- other financial asset counterparties – the Qantas Group restricts its dealings to counterparties that have acceptable credit ratings. Should the rating of a counterparty fall below certain levels, internal policy dictates that approval by the Board is required to maintain the level of the counterparty exposure.

The Qantas Group minimises the concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. As at 30 June 2006, the credit risk of the Qantas Group to Other financial asset counterparties amounted to $5,718.8 million (2005: $4,867.7 million) and was spread over a number of regions, including Australia, Asia, Europe and the United States.

(E) CASH FLOW HEDGES

Any gains/losses on contracts entered into to hedge anticipated specific sales and purchases of goods and services, together with the cost of the contracts, are recognised in the Financial Statements at the time the underlying transaction occurs. For further information, see Note 1(F).

At 30 June 2006, the Qantas Group and Qantas held various types of derivative financial instruments that were designated as cash flow hedges of future forecast transactions.

These were:

- hedging of certain foreign currency revenue receipts and operational payments by future debt repayments in foreign currency and exchange derivative contracts (forwards, swaps or options) hedging future foreign exchange risk;
- hedging of future jet fuel purchases by forward crude, gasoil and jet kerosene derivative contracts and options;
- hedging of future interest payments by interest rate derivative contracts (forwards, swaps or options); and
- hedging of future capital expenditure payments by foreign exchange derivative contracts (forwards or options).

To the extent that the hedges were assessed as highly effective, changes in fair value are included in the hedge reserve. The periods in which the related cash flows are expected to occur are summarised below:

2006	Qantas Group			
$M	**Less than 1 Year**	**1 to 5 Years**	**More than 5 Years**	**Total**
Contracts to hedge future foreign currency payments	(62.0)	(90.6)	(80.4)	(233.0)
Contracts to hedge future aviation fuel payments	(169.9)	(28.5)	–	(198.4)
Contracts to hedge future interest payments	(13.6)	(24.4)	(5.2)	(43.2)
Contracts to hedge future capital expenditure payments	5.1	(5.0)	–	0.1
	(240.4)	(148.5)	(85.6)	(474.5)
Related deferred tax charge				142.3
Total net gain included within hedge reserve				(332.2)

(F) NET FAIR VALUE

RECOGNISED FINANCIAL ASSETS AND LIABILITIES

The net fair value of cash, cash equivalents and non-interest-bearing financial assets and liabilities approximates their carrying value due to their short maturity. The net fair value of other financial assets and liabilities is determined by valuing them at the present value of future contracted cash flows. Cash flows are discounted using standard valuation techniques at the applicable market yield, having regard to the timing of the cash flows.

The convertible loan notes issued by Air New Zealand Limited are convertible to a 4.40 per cent equity stake. The net fair value of the convertible loan notes has been determined by reference to the prevailing market price of Air New Zealand Limited shares at balance date.

The net fair value of forward foreign exchange and fuel contracts is determined as the unrealised gain/loss at balance date by reference to market exchange rates and fuel prices. The net fair value of interest rate swaps is determined as the present value of future contracted cash flows. Cash flows are discounted using standard valuation techniques at the applicable market yield, having regard to the timing of the cash flows. The net fair value of options is determined using standard valuation techniques.

Under previous GAAP net deferred gains/losses associated with hedges of foreign currency revenue relating to future transportation services are included in the Balance Sheets as payables/receivables. These gains/losses will be included in the measurement of the relevant future foreign currency revenue at the time the transportation services are provided.

Other financial assets and liabilities represent the fair value of derivative financial instruments recognised on balance sheet in accordance with AASB 139.

	Qantas Group Carrying Amount		Qantas Group Net Fair Value	
RECOGNISED FINANCIAL ASSETS AND LIABILITIES	2006 $M	2005 (previous GAAP) $M	2006 $M	2005 (previous GAAP) $M
Financial assets				
Cash and cash equivalents	**2,902.0**	1,903.8	**2,920.5**	1,912.7
Trade debtors	**1,074.3**	1,027.9	**1,074.3**	1,027.9
Aircraft security deposits	**129.6**	127.4	**132.6**	133.6
Sundry debtors	**120.3**	121.0	**120.3**	121.0
Loans receivable	**142.1**	141.7	**142.1**	141.7
Net receivables under hedge/swap contracts[1]	**–**	674.4	**–**	692.2
Other financial assets	**1,243.5**	–	**1,243.5**	–
Unlisted investment in other corporations	**53.7**	99.9	**53.7**	71.1
	5,665.5	4,096.1	**5,687.0**	4,100.2
Financial liabilities				
Trade creditors	**1,706.1**	1,676.7	**1,706.1**	1,687.8
Other creditors and accruals	**281.9**	225.3	**281.9**	225.2
Bank loans – secured	**2,302.3**	2,725.5	**2,396.2**	2,798.5
Bank loans – unsecured	**627.0**	630.0	**650.1**	644.7
Other loans – unsecured	**1,603.1**	1,171.2	**1,638.7**	1,273.0
Other financial liabilities	**491.4**	–	**491.4**	–
Lease liabilities	**1,243.2**	1,388.0	**1,237.7**	1,441.9
	8,255.0	7,816.7	**8,402.1**	8,071.1
Net financial liabilities	**2,589.5**	3,720.4	**2,715.1**	3,970.9

UNRECOGNISED FINANCIAL INSTRUMENTS (PREVIOUS GAAP)				
Financial liabilities				
Forward commodity contracts	**n/a**	–	**n/a**	206.4
Option contracts	**n/a**	–	**n/a**	199.3
Interest rate swaps	**n/a**	–	**n/a**	(35.5)
	n/a	–	**n/a**	370.2

1 Excludes unrealised amounts on revenue back-to-back hedges. As at 30 June 2005, the amount of deferred or unrecognised gains or losses on hedges of net revenue designated to service long-term debt is $228.4 million.

30. Dividends

Dividends recognised in the current and prior year by Qantas are:

Type	Cents per Share	Total Amount $M	Date of Payment	Franked Tax Rate for Franking Credit %	Percentage Franked %
2006					
2006 interim	11.0	212.2	5 April 2006	30	100
2005 final	10.0	189.9	28 September 2005	30	100
Total amount	21.0	402.1			
2005					
2005 interim	10.0	186.8	6 April 2005	30	100
2004 final	9.0	166.1	29 September 2004	30	100
Total amount	19.0	352.9			
Subsequent Events After the balance date the following dividends were proposed by the Directors. The dividends have not been provided. The declaration and subsequent payment of dividends has no income tax consequences.					
2006 Final	11.0	215.1	4 October 2006	30	100

	Qantas Group		Qantas	
	2006 $M	**2005 $M**	**2006 $M**	**2005 $M**
Total franking account balance at 30 per cent	150.0	161.5	150.0	161.5

The above amount represents the balance of the franking accounts as at year end, after taking into account adjustments for:

- franking credits that will arise from the payment of income tax payable for the current financial year;
- franking credits that will arise from the receipt of dividends recognised as receivables at the year end; and
- franking credits that may be prevented from being distributed in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.8 million (2005: $79.1 million).

31. Segment Information

The segmentation of the Qantas Group into three separate business types (Flying Businesses, Flying Services and Associated Businesses) supported by a corporate centre is progressively being implemented to deliver a broad range of benefits to the business.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is provided as follows:

- Qantas and Jetstar as the Qantas Group's Flying Businesses, which are supported by Qantas Engineering, Airports and Qantas Freight;
- Qantas Holidays, which forms part of the Associated Businesses portfolio; and
- Catering, which reflects the wholly-owned catering entities within the Airports and Catering segment which forms part of the Flying Services Businesses.

ANALYSIS BY BUSINESS SEGMENTS	Qantas 2006 $M	Qantas 2005 $M	Jetstar 2006 $M	Jetstar 2005 $M	Qantas Holidays 2006 $M	Qantas Holidays 2005 $M	Qantas Flight Catering 2006 $M	Qantas Flight Catering 2005 $M	Eliminations 2006 $M	Eliminations 2005 $M	Consolidated 2006 $M	Consolidated 2005 $M
Sales and other income												
External segment revenue	**12,107.8**	11,241.1	**649.9**	440.2	**719.4**	707.8	**169.6**	174.8	**–**	–	**13,646.7**	12,563.9
Inter-segment revenue	**287.1**	254.7	**52.7**	75.4	**190.0**	233.7	**365.1**	377.3	**(894.9)**	(941.1)	**–**	–
Total segment revenue	**12,394.9**	11,495.8	**702.6**	515.6	**909.4**	941.5	**534.7**	552.1	**(894.9)**	(941.1)	**13,646.7**	12,563.9
Share of net profit of associates and jointly controlled entities	**38.7**	15.7	**–**	–	**0.2**	–	**–**	–	**–**	–	**38.9**	15.7
Profit before related income tax expense and net finance costs	**648.2**	903.2	**10.8**	35.6	**29.8**	50.9	**37.0**	24.3	**–**	–	**725.8**	1,014.0
Net finance costs/(revenue)	**69.8**	112.4	**–**	–	**(15.2)**	(12.6)	**–**	(0.1)	**–**	–	**54.6**	99.7
Profit before related income tax expense	**578.4**	790.8	**10.8**	35.6	**45.0**	63.5	**37.0**[1]	24.4	**–**	–	**671.2**	914.3
Income tax expense											**191.2**	225.0
Profit for the year											**480.0**	689.3
Depreciation and amortisation	**1,231.2**	1,223.7	**9.4**	7.4	**1.4**	2.0	**7.8**	8.2	**–**	–	**1,249.8**	1,241.3
Non-cash expense/(income)	**8.7**	(2.2)	**0.5**	0.1	**–**	–	**–**	(0.1)	**–**	–	**9.2**	(2.2)
Assets												
Segment assets	**18,414.2**	17,423.1	**152.1**	207.7	**376.9**	341.8	**301.7**	283.1	**(434.5)**	(221.3)	**18,810.4**	18,034.4
Investments accounted for using the equity method	**371.1**	354.6	**–**	–	**1.8**	1.4	**–**	–	**–**	–	**372.9**	356.0
Total assets	**18,785.3**	17,777.7	**152.1**	207.7	**378.7**	343.2	**301.7**	283.1	**(434.5)**	(221.3)	**19,183.3**	18,390.4
Liabilities												
Total liabilities	**12,977.2**	12,387.0	**145.4**	275.5	**225.0**	223.2	**189.1**	196.1	**(434.5)**	(221.3)	**13,102.2**	12,860.5
Payments for property, plant and equipment	**1,496.2**	1,761.6	**26.2**	36.0	**0.2**	2.6	**4.5**	6.1	**–**	–	**1,527.1**	1,806.3

1 Changes in allocation of overhead resulted in a reduction of $11.8 million in the segment charge borne by QFCL and recovered by Qantas, compared to the previous year.

31. Segment Information continued

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian geographic region. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating income is not allocated to a geographic region as it is impractical to do so.

ANALYSIS OF TOTAL REVENUE BY GEOGRAPHIC REGION	Qantas Group 2006 $M	Qantas Group 2005 $M
Sales and other income		
Passenger, freight and other services revenue		
Australia	7,732.7	7,104.3
United Kingdom and Europe	954.5	927.4
Japan	428.9	453.0
South-East Asia/North-East Asia	397.7	377.6
The Americas and the Pacific	961.6	886.9
New Zealand	402.1	390.6
Other regions	306.6	292.5
	11,184.1	10,432.3
Other income		
Tours and travel revenue	719.4	707.8
Contract work revenue	469.0	484.9
Other unallocated	1,274.2	938.9
Sales and other income	13,646.7	12,563.9
Finance income	163.3	117.0
Total income	13,810.0	12,680.9

For the year ended 30 June 2006, the principal assets of the Qantas Group comprised the aircraft fleet, all except nine of which were registered and domiciled in Australia. These assets are used flexibly across the Qantas Group's worldwide route network. Accordingly, there is no suitable basis for allocating such assets and the related liabilities between geographic areas.

32. Earnings per Share

	Qantas Group 2006 Cents	Qantas Group 2005 Cents
Earnings per share attributable to members of Qantas		
Basic earnings per share	24.9	36.8
Diluted earnings per share	24.8	36.7
	$M	**$M**
Profit attributable to members		
Profit attributable to the members of Qantas used in calculating basic and diluted earnings per share	479.5	688.5
	Number M	**Number M**
Weighted average number of shares		
Issued shares at 1 July	1,897.6	1,845.1
Effect of shares issued on 28 September 2005 (2005: 29 September 2004)	23.5	17.1
Effect of shares issued on 15 February 2006	0.8	–
Effect of shares issued on 5 April 2006 (2005: 6 April 2005)	5.8	7.0
Weighted average number of shares at 30 June	1,927.7	1,869.2
Weighted average number of shares (basic) as at 30 June	1,927.7	1,869.2
QLTEIP Entitlements outstanding	2.3	9.3
Weighted average number of shares (diluted) as at 30 June	1,930.0	1,878.5

33. Events Subsequent to Balance Date

Qantas Engineering is currently negotiating a potential agreement with two external suppliers to supply expendable and recoverable spares to the Qantas Engineering segment to support the maintenance of Qantas and third party aircraft. If an agreement is signed, this will result in the sale of up to $300 million of inventory. In August 2006, Qantas launched a new domestic air freight business, Express Freighters Australian Pty Limited, to commence operations from October 2006. This business will wet lease B737-300 aircraft to Australian air Express, a jointly controlled entity under a 12 year contract.

The Directors declared a fully franked final dividend of 11 cents per share on 16 August 2006 in relation to the year ended 30 June 2006. The total amount of the dividend declared was $215.1 million.

With the exception of the items disclosed above, there has not arisen in the interval between 30 June 2006 and the date of this report, any event that would have had a material effect on the Financial Statements at 30 June 2006.

34. Notes to the Cash Flow Statements

	Qantas Group		Qantas	
RECONCILIATION OF PROFIT FOR THE YEAR TO NET CASH FROM OPERATING ACTIVITIES	**2006 $M**	**2005 $M**	**2006 $M**	**2005 $M**
Profit for the year attributable to members of Qantas	**479.5**	688.5	**392.0**	523.9
Add: depreciation and amortisation	**1,249.8**	1,241.3	**1,110.0**	1,117.2
Less: gain on sale of property, plant and equipment	**(13.9)**	(9.6)	**(11.1)**	(9.8)
Less: capitalised interest	**(68.4)**	(74.4)	**(68.4)**	(74.4)
Add: write-down of investments	**22.4**	7.4	**220.6**	56.3
Less: share of net profit of associates and jointly controlled entities	**(38.9)**	(15.7)	**–**	–
Add: dividends received from associates and jointly controlled entities	**33.7**	26.8	**–**	–
Add/(less): changes in fair value of financial instruments	**88.3**	(23.2)	**40.7**	81.3
(Less)/add: other items	**(9.3)**	(8.4)	**(76.3)**	(72.4)
Movements in operating assets and liabilities:				
Decrease/(increase) in receivables	**(58.1)**	(44.0)	**(92.1)**	37.4
(Increase)/decrease in inventories	**(1.8)**	42.4	**(2.0)**	10.9
Decrease in other assets	**16.9**	57.4	**40.7**	64.9
Increase in provisions	**73.4**	(10.6)	**66.3**	(3.5)
(Decrease)/increase in current tax liabilities	**(20.7)**	53.5	**(12.9)**	56.5
Decrease/(increase) in deferred tax assets	**(165.8)**	0.7	**–**	–
Increase in deferred tax liabilities	**195.4**	67.9	**50.3**	84.0
Increase/(decrease) in trade and other payables	**80.7**	(41.8)	**21.1**	(148.8)
Decrease in net inter-company payables	**–**	–	**(271.1)**	(19.8)
Increase in revenue received in advance	**208.7**	195.3	**171.1**	202.9
(Decrease)/increase in deferred lease benefits	**(45.9)**	(51.6)	**2.0**	(43.7)
Net cash from operating activities	**2,026.0**	2,101.9	**1,580.9**	1,862.9

34. Notes to the Cash Flow Statements continued

ENTITIES ACQUIRED DURING THE YEAR	2006 $M	2005 $M	2006 $M	2005 $M
Consideration	–	14.5	–	–
Cash acquired	–	0.1	–	–
	–	14.6	–	–
Fair value of net assets of entity acquired				
Property, plant and equipment	–	–	–	–
Deferred tax assets	–	14.3	–	–
Cash and cash equivalents	–	0.3	–	–
Receivables	–	0.7	–	–
Inventories	–	2.6	–	–
Other assets	–	0.2	–	–
Payables	–	3.8	–	–
Loans from related parties	–	(2.3)	–	–
Current tax liability	–	(8.3)	–	–
Provision for restructuring	–	(0.2)	–	–
Other provisions	–	(0.4)	–	–
	–	(2.9)	–	–
	–	7.8	–	–
Goodwill on acquisition	–	6.8	–	–
Cash consideration	–	14.6	–	–

Caterair Airport Services Pty. Limited acquired the remaining 49 per cent of Caterair Airport Services (Sydney) Pty Limited on 22 October 2004 for a purchase price of $14.5 million. As a result of this acquisition, additional goodwill on acquisition of $6.8 million was recognised by the Qantas Group.

FINANCING FACILITIES

The total amount of committed financing facilities available to the Qantas Group as at balance date are detailed below:

COMMITTED FINANCING FACILITIES	2006 $M	2005 $M	2006 $M	2005 $M
Bank overdraft				
Facility available	**7.0**	7.0	**7.0**	7.0
Amount of facility used	–	–	–	–
Amount of facility unused	**7.0**	7.0	**7.0**	7.0
Syndicated revolving facility[1]				
Facility available	**770.0**	770.0	**770.0**	770.0
Amount of facility used	–	–	–	–
Amount of facility unused	**770.0**	770.0	**770.0**	770.0
Syndicated standby facility[2]				
Facility available	**500.0**	500.0	**500.0**	500.0
Amount of facility used	–	–	–	–
Amount of facility unused	**500.0**	500.0	**500.0**	500.0
Commercial paper and medium-term notes				
Facility available	**1,000.0**	1,000.0	**1,000.0**	1,000.0
Amount of facility used	**120.0**	120.0	**120.0**	120.0
Amount of facility unused	**880.0**	880.0	**880.0**	880.0

1 In August 2006, the syndicated revolving facility was reduced and extended, with $335.0 million maturing on 8 February 2011 and $335.0 million maturing on 8 February 2012.
2 In August 2006, the syndicated standby facility was extended, with $300.0 million maturing on 8 August 2010 and $200.0 million maturing on 8 August 2011.

The bank overdraft facility held with Commonwealth Bank of Australia covers the combined balances of Qantas and its wholly-owned controlled entities. Subject to the continuance of satisfactory credit ratings, the bank overdraft facility may be utilised at any time. Commonwealth Bank of Australia may terminate this facility without notice.

35. Non-Director Related Parties

CONTROLLED ENTITIES

Details of interests in controlled entities are set out in Note 26. Transactions between Qantas and controlled entities are conducted on normal business terms and conditions. In addition, the Qantas Group has pooled funding arrangements with its major domestic banker and as such reciprocal borrowings occur regularly between Qantas and its controlled entities.

Transactions between Qantas and related parties in the wholly-owned group include:

- Qantas provides a range of administrative and treasury services to controlled entities;
- Qantas leased aircraft to and provided maintenance services to Australian Airlines Limited (Australian Airlines);
- Qantas provides ground handling services to Australian Airlines, Jetstar Airways Pty Limited (Jetstar) and QantasLink;
- Australian Airlines, Jetstar and QantasLink provide freight capacity to Qantas;
- Qantas Flight Catering Holdings Limited and controlled entities and Snap Fresh Pty Limited provide airline catering and related services to Qantas, Australian Airlines and QantasLink;
- Qantas codeshares on certain Jetstar services for inbound international passengers and Qantas Frequent Flyers for which it pays capacity hire costs;
- Jetstar acts as an agent for QH Tours;
- QH Tours Ltd and controlled entities and Qantas act as an agent for each other's products;
- Southern Cross Insurances Pte Limited provides insurance services to Qantas;
- AAL Aviation Limited and its controlled entities assist in the hiring of aircraft capacity;
- Qantas Cabin Crew (UK) Limited provides cabin crew to Qantas;
- Jetconnect Limited provides flights and cabin crew to Qantas;
- Qantas leases aircraft from controlled entities;
- Qantas leases property to and from controlled entities; and
- Qantas leases aircraft to Jetstar.

Transactions and balances with partly and wholly-owned controlled entities are included in the Financial Statements as follows:

	Qantas	
	2006 $M	**2005 $M**
Sales and other income (refer Note 2)	**233.1**	123.3
Finance income (refer Note 2)	**-**	0.1
Finance costs (refer Note 3)	**80.3**	84.1
Current receivables (refer Note 7)	**106.5**	90.0
Non-current receivables (refer Note 7)	**545.7**	687.1
Current payables (refer Note 15)	**87.6**	80.4
Non-current interest-bearing liabilities (refer Note 16)	**-**	137.3

35. Non-Director Related Parties continued

ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

Details of interests in associates and jointly controlled entities are provided in Note 28. Transactions with associates and jointly controlled entities are conducted on normal terms and conditions.

Transactions between Qantas and associates and jointly controlled entities include:

- Qantas provides catering, ground handling services and performs maintenance and contract work for Air Pacific Limited (Air Pacific);
- Qantas provides ramp handling services to Australian air Express Pty Limited (Australian air Express);
- Qantas leases domestic freight capacity and sub-leases certain property to Australian air Express;
- Qantas codeshares on certain Air Pacific services for which it pays capacity hire costs;
- Australian air Express and the Star Track Express Group provide certain domestic freight and document delivery services for Qantas;
- Qantas receives interest from the Star Track Express Group on an investment loan;
- Qantas provides treasury services to Australian Air Express, Air Pacific and Orangestar Investment Holdings Pte Limited (Orangestar);
- Qantas has sub-leased aircraft from Orangestar;
- Qantas has seconded employees and provided various support services to Orangestar;
- Qantas has an engine tooling arrangement with Jet Turbine Services Pty Limited; and
- Qantas receives engine maintenance services from Jet Turbine Services Pty Limited.

Transactions and balances with associates and jointly controlled entities are included in the Financial Statements as follows:

	Qantas Group		Qantas	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Sales and other income (refer Note 2)	**183.6**	92.7	**44.5**	88.9
Dividend revenue (refer Note 2)	**–**	–	**18.4**	12.6
Finance income (refer Note 2)	**10.3**	10.3	**10.3**	10.3
Expenditure	**123.0**	102.4	**116.2**	93.6
Current receivables (refer Note 7)	**22.3**	24.8	**3.9**	4.9
Non-current receivables (refer Note 7)	**128.2**	128.2	**128.2**	128.2
Current payables (refer Note 15)	**18.7**	21.5	**18.4**	20.3
Current interest-bearing liabilities (refer Note 16)	**4.6**	13.6	**4.6**	13.6

OTHER RELATED PARTIES

BRITISH AIRWAYS PLC

In March 1993, British Airways Plc (British Airways) acquired 25 per cent of the shares in Qantas from the Australian Government. On 9 September 2004, British Airways disposed of its then entire 18.25 per cent shareholding in Qantas and accordingly, British Airways is no longer a related party of Qantas.

Qantas and British Airways continued to operate the Joint Services Agreement. They also continued their membership of the **one**world alliance during the financial year.

Transactions and balances with British Airways during the period it was a related party are included in the Financial Statements as follows:

Sales and other income (refer Note 2)	–	2.8	–	2.8
Expenditure*	–	33.1	–	33.1

* Includes settlement receipts/payments under the JSA.

36. Impact of Adopting A-IFRS

As stated in Note 1(A), these are Qantas' first Financial Statements prepared in accordance with A-IFRS.

The accounting policies in Note 1 have been applied in preparing the Financial Statements for the year ended 30 June 2006, the comparative information for year ended 30 June 2005 and the preparation of an opening A-IFRS Balance Sheet at 1 July 2004 (Qantas' date of transition).

In preparing its opening A-IFRS Balance Sheet and Financial Statements for the year ended 30 June 2005, Qantas has adjusted amounts reported previously in Financial Statements which were prepared in accordance with its former basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to A-IFRS has affected the financial position and financial performance of the Qantas Group and Qantas is set out in the following tables and the notes that accompany the tables.

The tables on the subsequent pages show the impact of transition to A-IFRS on the Balance Sheets at 1 July 2004, 30 June 2005 and 1 July 2005.

SUMMARY OF A-IFRS TRANSITION ADJUSTMENTS

	Standard[1]	Comment	Qantas Group			
			Transition Impact on Retained Earnings at 1 July 2004 $M (Dr)/Cr	**Post-tax Impact of A-IFRS on Income Statement for 2005 year $M (Dr)/Cr**	**Impact on Retained Earnings on Adoption of AASB 139 at 1 July 2005 $M (Dr)/Cr**	**Total $M**
(A)	AASB 118 Revenue	A-IFRS required the revenue on the sale to third parties of rights to have Qantas award points allocated to members of the Frequent Flyer program, deferred and recognised when the points are redeemed.	(669.0)	(99.6)	–	(768.6)
(B)	AASB 119 Employee Benefits	Qantas elected to use the "corridor" method to recognise the net funding position of its defined benefit superannuation plans.	(53.5)	17.6	–	(35.9)
(C)	AASB 117 Leases	A-IFRS required the reclassification of six aircraft from operating to finance leases.	(45.8)	(3.2)	–	(49.0)
		A-IFRS required other changes to recognise operating leases expense on a straight-line basis.	(6.4)	(8.2)	–	(14.6)
(D)	AASB 116 Property, Plant and Equipment	Qantas elected to reset the asset revaluation reserve on transition to A-IFRS.	55.5	–	–	55.5
		A-IFRS requires the capitalisation of the cost of major aircraft and engine inspections.	(40.3)	(6.0)	–	(46.3)
(E)	AASB 112 Income Tax	A-IFRS requires the application of the Balance Sheet method of tax-effect accounting.	(10.3)	(5.4)	–	(15.7)
(F)	Other	A-IFRS requires adjustment in the areas of Share-Based Payments, business combinations and foreign exchange.	(0.9)	29.8	–	28.9
A-IFRS transition adjustments to 30 June 2005			(770.7)	(75.0)	–	(845.7)
(G)	Other	A-IFRS requires Qantas to recognise associate/jointly controlled entities adjustments direct to retained earnings (refer Note 1(A))	–	0.1	1.0	1.1
(H)	AASB 139 Financial Instruments	A-IFRS requires adjustment to the recognition and classification of revenue, fuel and currency hedging transactions as well as the measurement of assets and liabilities classified as financial instruments.[2]	–	–	(37.0)	(37.0)
Impact of A-IFRS transition adjustments and adoption of AASB 139 at 1 July 2005			(770.7)	(74.9)	(36.0)	(881.6)

1 The impact of adopting A-IFRS on the comparative Income Statement and Balance Sheet is shown on the following pages.

2 Refer to Note 37 for details of the impact of the adoption of AASB 139 at 1 July 2005.

36. Impact of Adopting A-IFRS continued

SUMMARY OF A-IFRS TRANSITION ADJUSTMENTS

	Standard[1]	Comment	Qantas Transition Impact on Retained Earnings at 1 July 2004 $M (Dr)/Cr	Qantas Post-tax Impact of A-IFRS on Income Statement for 2005 year $M (Dr)/Cr	Qantas Impact on Retained Earnings on Adoption of AASB 139 at 1 July 2005 $M (Dr)/Cr	Qantas Total $M
(A)	AASB 118 Revenue	A-IFRS required the revenue on the sale to third parties of rights to have Qantas award points allocated to members of the Frequent Flyer program, deferred and recognised when the points are redeemed.	(669.0)	(99.6)	–	(768.6)
(B)	AASB 119 Employee Benefits	Qantas elected to use the "corridor" method to recognise the net funding position of its defined benefit superannuation plans.	(53.5)	17.6	–	(35.9)
(C)	AASB 117 Leases	A-IFRS required the reclassification of six aircraft from operating to finance leases.	(45.8)	(3.2)	–	(49.0)
		A-IFRS required other changes to *recognise operating* leases expense on a straight line basis.	(6.4)	(8.2)	–	(14.6)
(D)	AASB 116 Property, Plant and Equipment	Qantas elected to reset the asset revaluation reserve on transition to A-IFRS.	82.9	–	–	82.9
		A-IFRS requires the capitalisation of the cost of major aircraft and engine inspections.	(50.4)	(6.0)	–	(56.4)
(E)	AASB 112 Income Tax	A-IFRS requires the application of the Balance Sheet method of tax-effect accounting.	(10.3)	(5.4)	–	(15.7)
(F)	Other	A-IFRS requires adjustment in the areas of Share-Based Payments, and various other items.	(4.7)	(0.8)	–	(5.5)
A-IFRS transition adjustments to 30 June 2005			(757.2)	(105.6)	–	(862.8)
(G)	AASB 139 Financial Instruments	A-IFRS requires adjustment to the recognition and classification of revenue, fuel and currency hedging transactions as well as the measurement of assets and liabilities classified as financial instruments.[2]	–	–	(36.2)	(36.2)
Impact of A-IFRS transition adjustments and adoption of AASB 139 at 1 July 2005			(757.2)	(105.6)	(36.2)	(899.0)

1 The impact of adopting A-IFRS on the comparative Income Statements and Balance Sheet is shown on the following pages.

2 Refer to Note 37 for details of the impact of the adoption of AASB 139 at 1 July 2005.

CURRENT ASSETS	Refs	Qantas Group Previous GAAP 1 July 2004 $M	Effect of Transition to A-IFRS $M	A-IFRS 1 July 2004 $M	Previous GAAP 30 June 2005 $M	Effect of Transition to A-IFRS $M	A-IFRS 30 June 2005 $M	Effect of Adoption of AASB 132 and 139 $M	A-IFRS 1 July 2005 $M
Cash and cash equivalents[1]		335.9	1,029.4	1,365.3	198.0	1,705.8	1,903.8	–	1,903.8
Receivables[1]		2,116.3	(1,029.4)	1,086.9	2,836.1	(1,705.8)	1,130.3	(0.6)	1,129.7
Other financial assets		–	–	–	–	–	–	664.8	664.8
Net receivable under hedge/swap contracts		302.1	–	302.1	185.1	–	185.1	(185.1)	–
Inventories		375.5	–	375.5	333.0	–	333.0	–	333.0
Other	F	192.2	(5.3)	186.9	157.7	(5.2)	152.5	58.4	210.9
Total current assets		3,322.0	(5.3)	3,316.7	3,709.9	(5.2)	3,704.7	537.5	4,242.2
NON-CURRENT ASSETS									
Receivables		304.6	–	304.6	287.7	–	287.7	–	287.7
Other financial assets		–	–	–	–	–	–	885.3	885.3
Net receivable under hedge/swap contracts		997.0	–	997.0	853.7	–	853.7	(853.7)	–
Investments accounted for using the equity method	F	339.7	(1.0)	338.7	343.7	12.3	356.0	1.3	357.3
Other investments		110.1	–	110.1	99.9	–	99.9	(28.8)	71.1
Property, plant and equipment	C,D,F	12,256.6	142.4	12,399.0	12,612.5	72.0	12,684.5	(1.1)	12,683.4
Intangible assets	F	152.4	141.7	294.1	142.0	176.9	318.9	–	318.9
Deferred tax assets		0.9	–	0.9	0.2	–	0.2	–	0.2
Other		90.9	–	90.9	84.8	–	84.8	(24.4)	60.4
Total non-current assets		14,252.2	283.1	14,535.3	14,424.5	261.2	14,685.7	(21.4)	14,664.3
Total assets		17,574.2	277.8	17,852.0	18,134.4	256.0	18,390.4	516.1	18,906.5

CURRENT ASSETS	Refs	Qantas Previous GAAP 1 July 2004 $M	Effect of Transition to A-IFRS $M	A-IFRS 1 July 2004 $M	Previous GAAP 30 June 2005 $M	Effect of Transition to A-IFRS $M	A-IFRS 30 June 2005 $M	Effect of Adoption of AASB 132 and 139 $M	A-IFRS 1 July 2005 $M
Cash and cash equivalents[1]		254.7	1,029.4	1,284.1	339.9	1,705.8	2,045.7	–	2,045.7
Receivables[1]		2,203.4	(1,029.4)	1,174.0	2,841.3	(1,705.8)	1,135.5	(0.6)	1,134.9
Other financial assets		–	–	–	–	–	–	664.5	664.5
Net receivable under hedge/swap contracts		301.8	–	301.8	184.8	–	184.8	(184.8)	–
Inventories		348.4	–	348.4	295.5	–	295.5	–	295.5
Other	F	210.5	(5.3)	205.2	165.9	(5.2)	160.7	58.4	219.1
Total current assets		3,318.8	(5.3)	3,313.5	3,827.4	(5.2)	3,822.2	537.5	4,359.7
NON-CURRENT ASSETS									
Receivables[3]		1,977.9	–	1,977.9	952.7	–	952.7	–	952.7
Other financial assets		–	–	–	–	–	–	863.2	863.2
Net receivable under hedge/swap contracts		952.3	–	952.3	831.6	–	831.6	(831.6)	–
Other investments		777.2	–	777.2	746.6	–	746.6	–	746.6
Property, plant and equipment	C,D,F	10,673.0	132.2	10,805.2	11,242.0	57.6	11,299.6	(1.1)	11,298.5
Intangible assets	F	47.2	141.7	188.9	45.3	162.0	207.3	–	207.3
Deferred tax assets		–	–	–	–	–	–	–	–
Other		64.9	–	64.9	64.3	–	64.3	(24.4)	39.9
Total non-current assets		14,492.5	273.9	14,766.4	13,882.5	219.6	14,102.1	6.1	14,108.2
Total assets		17,811.3	268.6	18,079.9	17,709.9	214.4	17,924.3	543.6	18,467.9

1 Short-term money market deposits of $1,705.8 million at 30 June 2005 convertible into cash with a maturity of less than three months have been reclassified as cash and cash equivalents under A-IFRS.

2 Inclusive of the tax impact of other A-IFRS transition adjustments.

3 Intercompany receivables of $16.7 million as at 30 June 2005 were reclassified from receivables to deferred tax liabilities in accordance with UIG 52.

36. Impact of Adopting A-IFRS continued

		Qantas Group							
CURRENT LIABILITIES	Refs	**Previous GAAP 1 July 2004 $M**	**Effect of Transition to A-IFRS $M**	**A-IFRS 1 July 2004 $M**	**Previous GAAP 30 June 2005 $M**	**Effect of Transition to A-IFRS $M**	**A-IFRS 30 June 2005 $M**	**Effect of Adoption of AASB 132 and 139 $M**	**A-IFRS 1 July 2005 $M**
Payables[1,2]	C	2,167.5	7.3	2,174.8	1,882.6	19.4	1,902.0	5.3	1,907.3
Interest-bearing liabilities		821.9	–	821.9	315.0	–	315.0	(45.1)	269.9
Other financial liabilities		–	–	–	–	–	–	288.0	288.0
Net payables under hedge/swap contracts		250.8	–	250.8	142.8	–	142.8	(142.8)	–
Provisions[1,3]	A,F	381.6	(174.3)	207.3	577.7	(148.9)	428.8	–	428.8
Current tax liabilities	E[4]	30.1	2.2	32.3	85.9	7.3	93.2	–	93.2
Revenue received in advance	A,F	1,493.3	493.2	1,986.5	1,535.8	570.2	2,106.0	–	2,106.0
Deferred lease benefits/income		45.0	–	45.0	44.1	(0.2)	43.9	–	43.9
Total current liabilities		5,190.2	328.4	5,518.6	4,583.9	447.8	5,031.7	105.4	5,137.1
NON-CURRENT LIABILITIES									
Interest-bearing liabilities	C	5,081.8	403.9	5,485.7	5,234.7	365.0	5,599.7	103.9	5,703.6
Other financial liabilities		–	–	–	–	–	–	283.6	283.6
Net payables under hedge/swap contracts		131.6	–	131.6	450.0	–	450.0	(450.0)	–
Provisions[2,3]	A,B,F	331.7	80.1	411.8	387.4	55.9	443.3	–	443.3
Deferred tax liabilities	E[4]	806.9	(349.3)	457.6	910.6	(392.4)	518.2	150.9	669.1
Revenue received in advance	A	–	636.7	636.7	–	676.6	676.6	–	676.6
Deferred lease benefits/income		191.7	–	191.7	140.9	0.1	141.0	(2.7)	138.3
Total non-current liabilities		6,543.7	771.4	7,315.1	7,123.6	705.2	7,828.8	85.7	7,914.5
Total liabilities		11,733.9	1,099.8	12,833.7	11,707.5	1,153.0	12,860.5	191.1	13,051.6
Net assets		5,840.3	(822.0)	5,018.3	6,426.9	(897.0)	5,529.9	325.0	5,854.9

		Qantas							
CURRENT LIABILITIES									
Payables[1,2]	C	2,078.9	7.3	2,086.2	1,702.9	19.4	1,722.3	5.3	1,727.6
Interest-bearing liabilities		826.4	–	826.4	315.1	–	315.1	(45.1)	270.0
Other financial liabilities		–	–	–	–	–	–	310.0	310.0
Net payables under hedge/swap contracts		262.9	–	262.9	164.8	–	164.8	(164.8)	–
Provisions[1,3]	A,F	328.8	(174.3)	154.5	521.9	(148.9)	373.0	–	373.0
Current tax liabilities	E[4]	27.2	2.2	29.4	83.8	7.3	91.1	–	91.1
Revenue received in advance	A,F	1,348.1	493.2	1,841.3	1,398.1	570.2	1,968.3	–	1,968.3
Deferred lease benefits/income		40.2	–	40.2	38.5	(0.2)	38.3	–	38.3
Total current liabilities		4,912.5	328.4	5,240.9	4,225.1	447.8	4,672.9	105.4	4,778.3
NON-CURRENT LIABILITIES									
Interest-bearing liabilities	C	6,134.3	403.9	6,538.2	5,831.4	365.0	6,196.4	103.9	6,300.3
Other financial liabilities		–	–	–	–	–	–	283.6	283.6
Net payables under hedge/swap contracts		131.6	–	131.6	450.0	–	450.0	(450.0)	–
Provisions[2,3]	A,B,F	302.3	80.1	382.4	354.2	55.9	410.1	–	410.1
Deferred tax liabilities[5]	E[4]	788.3	(349.3)	439.0	893.9	(396.7)	497.2	150.9	648.1
Revenue received in advance	A	–	636.7	636.7	–	676.6	676.6	–	676.6
Deferred lease benefits/income		166.2	–	166.2	124.1	0.2	124.3	(2.7)	121.6
Total non-current liabilities		7,522.7	771.4	8,294.1	7,653.6	701.0	8,354.6	85.7	8,440.3
Total liabilities		12,435.2	1,099.8	13,535.0	11,878.7	1,148.8	13,027.5	191.1	13,218.6
Net assets		5,376.1	(831.2)	4,544.9	5,831.2	(934.4)	4,896.8	352.5	5,249.3

1 Frequent Flyer provision of $216.7 million as at 30 June 2005 was reclassified from payables to provisions.

2 Make good provision on property leases of $11.9 million as at 30 June 2005 was reclassified from payables to provisions.

3 Frequent Flyer provision of $39.2 million as at 30 June 2005 was reclassified from current provisions to non-current provisions.

4 Inclusive of the tax impact of other A-IFRS transition adjustments.

5 Intercompany receivables of $16.7 million as at 30 June 2005 were reclassified from receivables to deferred tax liabilities in accordance with UIG 52.

EQUITY	Refs	Qantas Group Previous GAAP 1 July 2004 $M	Effect of Transition to A-IFRS $M	A-IFRS 1 July 2004 $M	Previous GAAP 30 June 2005 $M	Effect of Transition to A-IFRS $M	A-IFRS 30 June 2005 $M	Effect of Adoption of AASB 132 and 139 $M	A-IFRS 1 July 2005 $M
Issued capital	E,G	3,994.9	8.2	4,003.1	4,173.4	8.1	4,181.5	10.8	4,192.3
Treasury shares	F	–	(8.7)	(8.7)	–	(17.8)	(17.8)	–	(17.8)
Employee compensation reserve	F	–	3.7	3.7	–	13.7	13.7	–	13.7
Hedge reserve		–	–	–	–	–	–	379.0	379.0
Fair value reserve		–	–	–	–	–	–	(28.8)	(28.8)
Asset revaluation reserve	D	55.5	(55.5)	–	59.9	(55.5)	4.4	–	4.4
Foreign currency translation reserve	F	(1.1)	1.1	–	(3.7)	0.2	(3.5)	–	(3.5)
Retained earnings		1,776.3	(770.7)	1,005.6	2,193.1	(845.7)	1,347.4	(36.0)	1,311.4
Equity attributable to members of Qantas		5,825.6	(821.9)	5,003.7	6,422.7	(897.0)	5,525.7	325.0	5,850.7
Minority interest in controlled entities		14.7	–	14.7	4.2	–	4.2	–	4.2
Total equity		5,840.3	(821.9)	5,018.4	6,426.9	(897.0)	5,529.9	325.0	5,854.9

EQUITY	Refs	Qantas							
Issued capital	E,G	3,994.9	8.2	4,003.1	4,173.4	8.1	4,181.5	10.8	4,192.3
Employee compensation reserve	F	–	0.7	0.7	–	3.2	3.2	–	3.2
Hedge reserve		–	–	–	–	–	–	377.9	377.9
Asset revaluation reserve	D	82.9	(82.9)	–	82.9	(82.9)	–	–	–
Retained earnings		1,298.3	(757.2)	541.1	1,574.9	(862.8)	712.1	(36.2)	675.9
Total equity		5,376.1	(831.2)	4,544.9	5,831.2	(934.4)	4,896.8	352.5	5,249.3

The table on the next page shows the impact of transition to A-IFRS on the comparative Income Statement for the year ended 30 June 2005.

SALES AND OTHER INCOME	Refs	Qantas Group Previous GAAP 12 Months to June 2005 $M	Effect of Transition to A-IFRS $M	A-IFRS 12 Months to June 2005 $M
Net passenger revenue[1]	A	9,656.5	(84.9)	9,571.6
Net freight revenue		759.9	–	759.9
Tours and travel revenue		707.8	–	707.8
Contract work revenue		484.9	–	484.9
Other[1]		1,039.7	–	1,039.7
Sales and other income		12,648.8	(84.9)	12,563.9

EXPENDITURE	Refs	Previous GAAP $M	Effect of Transition to A-IFRS $M	A-IFRS $M
Manpower and staff related	B	3,244.9	(81.4)	3,163.5
Selling and marketing	A	444.3	57.3	501.6
Aircraft operating – variable	D	2,435.8	(65.2)	2,370.6
Fuel		1,931.7	–	1,931.7
Property	C,D,F	300.5	1.5	302.0
Computer and communication	C	491.9	10.9	502.8
Tours and travel		563.7	–	563.7
Capacity hire		341.0	–	341.0
Other	F	365.1	15.5	380.6
Depreciation and amortisation	C,D,F	1,100.0	141.3	1,241.3
Non-cancellable operating lease rentals	C	310.0	(43.2)	266.8
Share of net profit of associates and jointly controlled entities	F	(1.8)	(13.9)	(15.7)
Expenditure		11,527.1	22.8	11,549.9
Profit before related income tax expense and net finance costs		1,121.7	(107.7)	1,014.0
Finance income		117.0	–	117.0
Finance costs	C	(211.5)	(5.2)	(216.7)
Net finance costs		(94.5)	(5.2)	(99.7)
Profit before related income tax expense		1,027.2	(112.9)	914.3
Income tax expense	E[2]	(262.8)	37.8	(225.0)
Profit for the year		764.4	(75.1)	689.3
Minority interest		(0.8)	–	(0.8)
Net profit attributable to members of Qantas		763.6	(75.1)	688.5

1 An amount of $178.6 million was reclassified from passenger revenue to other revenue under previous GAAP.

2 Inclusive of the tax impact of other A-IFRS transition adjustments.

		Qantas		
SALES AND OTHER INCOME	**Refs**	**Previous GAAP 12 Months to June 2005 $M**	**Effect of Transition to A-IFRS $M**	**A-IFRS 12 Months to June 2005 $M**
Net passenger revenue[1]	A	8,405.1	(84.9)	8,320.2
Net freight revenue		759.4	–	759.4
Tours and travel revenue		–	–	–
Contract work revenue		367.0	–	367.0
Other[1]	F	980.5	(9.9)	970.6
Sales and other income		10,512.0	(94.8)	10,417.2
EXPENDITURE				
Manpower and staff related	B	2,649.8	(89.3)	2,560.5
Selling and marketing	A	423.4	57.3	480.7
Aircraft operating - variable	D	2,193.8	(65.2)	2,128.6
Fuel		1,691.3	–	1,691.3
Property	C,D,F	257.8	1.5	259.3
Computer and communication	C	398.8	10.9	409.7
Tours and travel		–	–	–
Capacity hire		346.6	–	346.6
Other	F	310.0	15.2	325.2
Depreciation and amortisation	C,D,F	961.1	156.1	1,117.2
Non-cancellable operating lease rentals	C	295.4	(43.2)	252.2
Share of net profit of associates and jointly controlled entities	F	–	–	–
Expenditure		9,528.0	43.3	9,571.3
Profit before related income tax expense and net finance costs		984.0	(138.1)	845.9
Finance income		101.4	–	101.4
Finance costs	C	(216.3)	(5.2)	(221.5)
Net finance costs		(114.9)	(5.2)	(120.1)
Profit before related income tax expense		869.1	(143.3)	725.8
Income tax expense	E[2]	(239.6)	37.7	(201.9)
Profit for the year		629.5	(105.6)	523.9
Minority interest		–	–	–
Net profit attributable to members of Qantas		629.5	(105.6)	523.9

1 An amount of $200.0 million was reclassified from passenger revenue *to other revenue* under previous GAAP.

2 Inclusive of the tax impact of other A-IFRS transition adjustments.

(A) FREQUENT FLYER ACCOUNTING

The Qantas Group receives revenue from the sale to third parties of rights to have Qantas award points allocated to members of the Qantas Frequent Flyer program. Under previous GAAP, this revenue was recognised when received. Under A-IFRS, this revenue is deferred and recognised when the points are redeemed.

Members of the Qantas Frequent Flyer program also accumulate points by travelling on qualifying Qantas and partner airline services. The obligation to provide travel rewards to members arising from these points is provided for as points are accumulated. The provision is based on the incremental cost (being the cost of meals, fuel and passenger expenses) of providing the travel rewards. The provision will be reduced as members redeem awards.

At the date of transition an amount of $955.7 million was recognised as a liability with a consequential decrease in retained earnings of $669.0 million after a tax benefit of $286.7 million.

Applying A-IFRS to the Frequent Flyer program for the year ended 30 June 2005 results in a $142.2 million decrease in profit before related income tax expense.

(B) DEFINED BENEFIT SUPERANNUATION PLANS

Under previous GAAP, defined benefit plans were accounted for on a cash basis, with no defined benefit liability or asset recognised on the Balance Sheet. Under A-IFRS, the Qantas Group's net obligation with respect to defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods. The benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

Actuarial gains and losses that arise subsequent to transition date are recognised to the Income Statement according to the "corridor" method as provided by AASB 119 Employee Benefits. The "corridor" method recognises movements in the funding position to the extent they exceed 10 per cent of the greater of the plan's assets or liabilities.

At the date of transition, an amount of $76.4 million has been recognised as a liability with a consequential decrease in retained earnings of $53.5 million after a tax benefit of $22.9 million.

The calculation of the funding position under AASB 119 differs from the method applied by the actuary, conducted in accordance with the terms of the trust deed, to determine Qantas' contribution to the plans. The most recent actuarial valuations confirmed that the value of the Plans' assets were sufficient to meet all anticipated liabilities. No material change in Qantas' contribution to the plans are therefore anticipated.

Applying A-IFRS to superannuation for the year ended 30 June 2005 results in a $25.0 million increase in profit before related income tax expense.

(C) LEASED ASSETS

Aircraft

Under both previous GAAP and A-IFRS, Qantas is required to consider the economic substance of the leasing arrangement when determining the appropriate accounting treatment. In both cases, it is the transfer (or lack thereof) of substantially all the risks and benefits associated with the leased asset that determines the accounting treatment for both the lessor and lessee.

Where substantially all of the risks and benefits incidental to ownership of the leased asset effectively remain with the lessor, the lease is an operating lease. Where substantially all of these risks and benefits effectively pass to the lessee, the lease is a finance lease.

Both previous GAAP and A-IFRS requires a lease to be classified as either an operating lease or a finance lease at the inception of the lease. Once determined, the lease classification cannot change without a change in the actual terms of the lease. AASB 1008 Leases provided the following criteria to assist lessees in determining when there has been an effective passing of substantially all of the risks and benefits incidental to ownership. Such risk transfer is presumed where both of the following criteria were satisfied:

a. the lease is a non-cancellable lease; and

b. where either of the following tests are satisfied:
   - the lease term is for 75 per cent or more of the remaining economic life of the leased asset; or
   - the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 per cent of the fair value of the leased asset at the inception of the lease.

Whilst AASB 117, the A-IFRS equivalent to AASB 1008 Leases, was stated to be conforming to AASB 1008, this quantitative guidance to facilitate lease classification is not incorporated within AASB 117.

A review of all aircraft operating leases, applying AASB 117 lease classification criteria, has been completed. As a result of this review, six aircraft previously classified as operating leases under previous GAAP required reclassification as finance leases under A-IFRS.

At the date of transition, an increase in property, plant and equipment of $338.5 million and an increase in lease liability of $403.9 million is recognised. The consequential decrease in retained earnings of $45.8 million is recognised after a tax benefit of $19.6 million.

Applying A-IFRS to aircraft leases for the year ended 30 June 2005 results in a $4.5 million decrease in profit before related income tax expense. This is comprised of a decrease in the operating lease expense of $79.8 million offset by an increase in depreciation of $43.4 million and interest expense of $40.9 million.

Other Leases

A-IFRS requires the lease expense to be recognised on a straight-line basis. An A-IFRS transition adjustment is therefore required for leases with a pre-determined rent escalation.

At the date of transition, an increase in payables of $9.2 million and consequential decrease in retained earnings of $6.4 million is recognised after a tax benefit of $2.8 million.

Applying A-IFRS to other leases for the year ended 30 June 2005 results in a $11.7 million increase in profit before related income tax expense.

(D) PROPERTY, PLANT AND EQUIPMENT

Under both previous GAAP and A-IFRS, items of property, plant and equipment are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Major modifications to aircraft and the costs associated with placing the aircraft into service are capitalised as part of the cost of the asset to which they relate.

Transition Exemption

As permitted by AASB 1 – First-time Adoption of A-IFRS, Qantas has elected to deem the cost of land and buildings under A-IFRS to be the carrying value at the date of transition. At the date of transition, a decrease in the asset revaluation reserve of $55.5 million (Qantas: $82.9 million) is recognised with a consequential increase in retained earnings of $55.5 million (Qantas: $82.9 million).

Major Inspections

Under previous GAAP, all aircraft maintenance and inspection costs were expensed as incurred. Under A-IFRS, the cost of major inspections of airframes and engines is capitalised and depreciated over the scheduled usage period to the next major inspection event. All other aircraft maintenance costs were expensed as incurred.

At the date of transition, a decrease in property, plant and equipment of $57.5 million with a consequential decrease in retained earnings of $40.3 million is recognised after a tax benefit of $17.2 million.

Applying A-IFRS to aircraft inspection costs for the year ended 30 June 2005 results in a $8.7 million increase in aircraft depreciation and operating costs.

Software Development Costs

Under A-IFRS, software development costs that meet the criteria to be recognised as internally generated intangible assets are capitalised.

At the date of transition, a decrease in property, plant and equipment of $141.8 million (Qantas: $141.8 million) and an increase in intangible assets of $141.8 million (Qantas: $141.8 million) is recognised increasing to $160.0 million (Qantas: $160.0 million) at 30 June 2005. There is no effect on retained earnings.

(E) INCOME TAXES

On transition to A-IFRS, the balance sheet method of tax effect accounting was adopted, rather than the 'profit and loss' method previously applied under previous GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises both current and deferred taxes.

Broadly, temporary differences were differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount attributed to those assets and liabilities for taxation purposes. Temporary differences may give rise to deferred tax assets or deferred tax liabilities.

A deferred tax liability is required to be recognised, subject to some exceptions. A deferred tax asset shall be recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilised, subject to some exceptions.

At the date of transition, excluding the tax effect of adjustments generated by the adoption of other A-IFRS standards, applying A-IFRS results in an increase in deferred tax liabilities of $2.1 million and an increase in capital of $8.2 million. These were recognised after a decrease in retained earnings of $10.3 million.

36. Impact of Adopting A-IFRS continued

(F) OTHER

AASB 2 Share Based Payments: as permitted by AASB 1 Qantas has not applied AASB 2 retrospectively to share based payments made prior to 7 November 2002. It therefore does not apply to Entitlements issued under the Qantas Long-Term Executive Incentive Program (QLTEIP).

AASB 3 Business Combinations: as permitted by AASB 1, Qantas has applied this standard prospectively. Amortisation of goodwill on acquisition ceased on 1 July 2004. For the year ended 30 June 2005, goodwill amortised under previous GAAP was $28.5 million (Qantas: $nil) inclusive of $13.4 million goodwill amortisation in associate and jointly controlled entity investments.

AASB 121 Foreign Exchange: as permitted by AASB 1, Qantas has reset the foreign currency translation reserve to zero on adoption of this standard.

AASB 123 Borrowing Costs: as permitted by AASB 123, Qantas has continued to capitalise borrowing costs associated with the acquisition of qualifying assets such as aircraft and terminals.

AASB 127 Consolidations: to comply with the intent of UIG 112, Qantas has consolidated the Qantas Deferred Share Plan Trust (QDSPT). The QDSPT holds shares in Qantas on behalf of participants (who are Qantas employees), which will be classified as Treasury Shares on consolidation.

AASB 136 Impairment of Assets: under previous GAAP, Qantas used discounted cash flows to assess the value in use of non-current assets. Qantas tested all non-current assets for impairment on the transition to A-IFRS regardless of the existence of indicators of impairment. No change in the carrying value of non-current assets was required on the adoption of AASB 136.

AASB 138 Intangible Assets: intangible assets with an indefinite life, such as purchased airport landing slots, are not amortised but are tested for impairment each reporting period.

Financial Instruments

The transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement applied to Qantas effective from 1 July 2005. The Qantas Group has chosen not to restate comparative information with respect to AASB 132 and AASB 139.

Qantas risk management practices will continue to be determined on an economic basis under A-IFRS. It is expected that this approach will result in some transactions failing the AASB 139 hedge effectiveness criteria from time to time. If hedging transactions are deemed ineffective under AASB 139, changes in the fair value of these transactions are to be recognised in the Income Statement as they occur, potentially causing earnings volatility.

Two areas of Qantas' risk management practice that were significantly impacted by the requirements of AASB 139 are options and fuel hedging.

Options

AASB 139 allows the option value be separated into its intrinsic and non-intrinsic components and only the intrinsic value is designated as a hedging instrument. The intrinsic value of the option must therefore be separated and designated as the hedge instrument, with all other components of the option value (being primarily time value and volatility) being fair valued to the Income Statement over the life of the option.

Options form a significant part of Qantas' hedging strategy for foreign exchange revenue, capital expenditure, fuel and interest rate exposures. The changes in fair value of the non-intrinsic component of an option may cause periods of volatility in the Income Statement for Qantas.

Aviation Fuel

AASB 139 permits hedge accounting for all financial exposures on a component basis. Non-financial assets or liabilities such as aviation fuel, however, are treated differently under the standard. Designation of components of risk embedded in a commodity exposure are not permitted under AASB 139. Accordingly, components of aviation fuel expense (for example, crude oil) may not be hedged independently and achieve hedge accounting under AASB 139. The total exposure (ie aviation fuel) must be hedged in its entirety.

Qantas achieved hedge accounting for aviation fuel risk management transactions in the majority of instances. However, given the high volatility of fuel markets, the AASB 139 effectiveness test may not be met from time to time and on these occasions changes in the fair value of hedging instruments may cause volatility in the Income Statement.

37. Change in Accounting Policy

RECONCILIATION OF FINANCIAL INSTRUMENTS AS IF AASB 139 WAS APPLIED AT 1 JULY 2005

In the current year, the Qantas Group adopted AASB 132 and AASB 139. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the Qantas Group recognising available-for-sale investments and all derivative financial instruments as assets and liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity at 1 July 2005.

The impact on the Balance Sheets in the comparative period is set out below as an adjustment to the opening Balance Sheets at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

APPLICATION OF AASB 132 AND AASB 139 PROSPECTIVELY FROM 1 JULY 2005

		Qantas Group			Qantas		
	Refs	Previous GAAP $M	Impact of Change in Accounting Policy $M	A-IFRS $M	Previous GAAP $M	Impact of Change in Accounting Policy $M	A-IFRS $M
Receivables		1,130.3	(0.6)	1,129.7	1,135.5	(0.6)	1,134.9
Other financial assets	A	–	1,550.1	1,550.1	–	1,527.7	1,527.7
Net hedge/swap receivable		1,038.8	(1,038.8)	–	1,016.4	(1,016.4)	–
Other assets		237.3	34.0	271.3	225.0	34.0	259.0
Investments accounted for using the equity method		356.0	1.3	357.3	–	–	–
Other investments	B	99.9	(28.8)	71.1	746.6	–	746.6
Property, plant and equipment		12,684.5	(1.1)	12,683.4	11,299.6	(1.1)	11,298.5
Payables		(1,902.0)	(5.3)	(1,907.3)	(1,722.3)	(5.3)	(1,727.6)
Interest-bearing liabilities		(5,914.7)	(58.8)	(5,973.5)	(6,511.5)	(58.8)	(6,570.3)
Other financial liabilities	A	–	(571.6)	(571.6)	–	(593.6)	(593.6)
Net hedge/swap payable		(592.8)	592.8	–	(614.8)	614.8	–
Deferred tax liabilities		(518.2)	(150.9)	(669.1)	(497.2)	(150.9)	(648.1)
Deferred lease benefits		(141.0)	2.7	(138.3)	(124.1)	2.7	(121.4)
Issued capital		(4,181.5)	(10.8)	(4,192.3)	(4,181.5)	(10.8)	(4,192.3)
Hedge reserve	A	–	(379.0)	(379.0)	–	(377.9)	(377.9)
Fair value reserve		–	28.8	28.8	–	–	–
Retained earnings		(1,347.4)	36.0	(1,311.4)	(712.1)	36.2	(675.9)

A Under previous GAAP, the Qantas Group did not recognise derivatives at fair value on the Balance Sheet. In accordance with A-IFRS derivatives are now recognised at fair value.

B Under previous GAAP, the Qantas Group recorded available-for-sale equity securities at cost. In accordance with A-IFRS they are now recognised at fair value.

Directors' Declaration

1. In the opinion of the Directors of Qantas Airways Limited (Qantas):

   (a) the Financial Statements and Notes, and the Remuneration Disclosures set out on pages 57 to 66 of the Remuneration Report in the Directors' Report are in accordance with the Corporations Act 2001, including:

      i. complying with Australian Accounting Standards and the Corporations Regulations; and

      ii. giving a true and fair view of the financial position of Qantas and the Qantas Group as at 30 June 2006 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

   (b) the remuneration disclosures that are included on pages 57 to 66 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures; and

   (c) there are reasonable grounds to believe that Qantas will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that Qantas and the controlled entities identified in Note 26 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between Qantas and those controlled entities entered pursuant to ASIC Class Order 98/1418.

3. The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Chief Executive Officer and the Chief Financial Officer for the year ended 30 June 2006.

Signed in accordance with a Resolution of the Directors:

Margaret Jackson
Chairman

Geoff Dixon
Chief Executive Officer

Sydney, 28 August 2006

SCOPE

THE FINANCIAL REPORT, REMUNERATION DISCLOSURES AND DIRECTORS' RESPONSIBILITY

The Financial Report comprises the Income Statements, Balance Sheets, Statements of Changes in Equity, Cash Flow Statements, accompanying notes 1 to 37 *to the Financial Statements* and the Directors' Declaration for both Qantas Airways Limited (Qantas) and Qantas Airways Limited and its controlled entities (Qantas Group), for the financial year ended 30 June 2006. The Qantas Group comprises both Qantas and the entities it controlled during that financial year.

As permitted by the Corporations Regulations 2001, Qantas has disclosed information about the remuneration of Directors and Executives (remuneration disclosures), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading "Remuneration Report" on pages 54 to 66 of the Directors' Report and not in the Financial Report.

The Remuneration Report also contains information included on pages 54 to 56 not required by Australian Accounting Standard AASB *124* which is not subject to our audit.

The Directors of Qantas are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report. The Directors are responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 First-time Adoption of *Australian equivalents* to International Financial Reporting Standards. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

AUDIT APPROACH

We conducted an independent audit in order to express an opinion to the members of Qantas. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement and that the *remuneration disclosures* comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of Qantas' and Qantas Group's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we consider the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

AUDIT OPINION

1. In our opinion, the Financial Report of Qantas Airways Limited is in accordance with:
   (a) the Corporations Act 2001, including:
      i. giving a true and fair view of Qantas' and Qantas Group's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and
      ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and
   (b) other mandatory *financial reporting requirements in Australia.*
2. The remuneration disclosures that are contained on pages 57 to 66 of the Remuneration Report in the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

Mark Epper
Partner

Sydney, 28 August 2006

The shareholder information set out below was applicable as at 22 August 2006.

DISTRIBUTION OF ORDINARY SHARES

Analysis of ordinary shareholders by size of shareholding:

Number of Shares	Ordinary Shares Held	Number of Shareholders	% of Issued Shares
1 – 1,000[1]	17,824,204	39,121	0.91
1,001 – 5,000	207,363,684	84,899	10.61
5,001 – 10,000	81,699,481	11,699	4.18
10,001 – 100,000	114,082,323	5,553	5.84
100,001 and over	1,534,065,752	236	78.46
Total	1,955,035,444	141,508	100.00

1 7,422 shareholders hold less than a marketable parcel of shares in Qantas Airways Limited.

ON-MARKET BUY-BACKS

There is no current on-market buy-back.

TWENTY LARGEST SHAREHOLDERS

Shareholders	Ordinary Shares Held	% of Issued Shares
JP Morgan Nominees Australia Ltd	481,968,046	24.65
Westpac Custodian Nominees Ltd	327,049,506	16.73
National Nominees Limited	239,422,337	12.25
ANZ Nominees Limited	130,563,224	6.68
Citicorp Nominees Pty Limited	85,760,116	4.39
RBC Dexia Services Australia Nominees Pty Limited	39,054,984	2.00
Cogent Nominees Pty Limited	37,196,068	1.90
UBS Nominees Pty Ltd	21,299,328	1.09
HSBC Custody Nominees (Australia) Limited	21,140,681	1.08
Australian Reward Investment Alliance	18,451,627	0.94
Woodross Nominees Pty Ltd	13,987,501	0.72
AMP Life Limited	11,420,137	0.58
Westpac Financial Services Ltd	8,427,723	0.43
Queensland Investment Corporation	6,713,335	0.34
Pacific Custodians Pty Limited	5,807,393	0.30
Merrill Lynch (Australia) Nominees Pty Ltd	5,591,349	0.29
Pan Australia Nominees Pty Limited	4,460,000	0.23
Bond Street Custodians Limited	4,222,163	0.22
Argo Investments Limited	3,749,302	0.19
Victorian Workcover Authority	3,415,181	0.17
	1,469,700,001	75.18

SUBSTANTIAL SHAREHOLDERS

The following shareholders have notified that they are substantial shareholders of Qantas Airways Limited:

Shareholders	Ordinary Shares Held	% of Issued Shares
The Capital Group of Companies Inc[1]	229,542,049	11.74
UBS Nominees Pty Ltd[2]	209,165,998	10.85
Franklin Resources Inc[3]	165,726,019	8.59

1 Substantial shareholder notice dated 1 May 2006

2 Substantial shareholder notice dated 22 December 2005

3 Substantial shareholder notice dated 3 March 2006

SHARE INFORMATION	Unit	2006	2005	2004	2003	2002
Dividends per share	cents	**21.0**	19.0	17.0	17.0	17.0
Share price – high	$	**4.17**	3.73	3.81	4.88	4.92
Share price – low	$	**2.93**	3.13	3.08	2.85	2.60
Share price – closing	$	**2.96**	3.37	3.52	3.27	4.60
Weighted average number of ordinary shares	M	**1,927.7**	1,869.2	1,815.4	1,721.2	1,469.4

OPERATIONAL STATISTICS	Unit	2006	2005	2004	2003	2002
Qantas						
Passengers carried	000	**24,212**	24,734	26,106	25,085	23,487
Revenue passenger kilometres (RPKs)	M	**78,844**	77,198	75,621	73,355	72,777
Available seat kilometres (ASKs)	M	**101,102**	100,265	96,020	93,674	92,610
Revenue seat factor	%	**78.0**	77.0	78.8	78.3	78.6
Revenue freight tonne kilometres (RFTKs)	M	**2,633**	2,329	1,601	1,598	1,598
Australian Airlines						
Passengers carried	000	**748**	812	705	272	-
Revenue passenger kilometres (RPKs)	M	**3,553**	3,906	3,485	1,538	-
Available seat kilometres (ASKs)	M	**5,257**	5,646	5,148	2,602	-
Revenue seat factor	%	**67.6**	69.2	67.7	59.1	-
QantasLink						
Passengers carried	000	**3,316**	3,058	2,996	3,389	3,641
Revenue passenger kilometres (RPKs)	M	**2,092**	1,879	1,931	2,294	2,357
Available seat kilometres (ASKs)	M	**3,048**	2,595	2,687	3,169	3,334
Revenue seat factor	%	**68.6**	72.4	71.9	72.4	70.7
Jetstar						
Passengers carried	000	**5,799**	4,384	315	-	-
Revenue passenger kilometres (RPKs)	M	**6,410**	4,346	277	-	-
Available seat kilometres (ASKs)	M	**8,663**	6,004	383	-	-
Revenue seat factor	%	**74.0**	72.4	72.3	-	-
Qantas Group[1]						
Passengers carried	000	**34,075**	32,658	30,076	28,746	27,128
Revenue passenger kilometres (RPKs)	M	**90,899**	86,986	81,276	77,187	75,134
Available seat kilometres (ASKs)	M	**118,070**	114,003	104,200	99,445	95,944
Revenue seat factor	%	**77.0**	76.3	78.0	77.6	78.3
Aircraft in service at balance date	#	**216**	200	190	196	193
Passenger yield (per RPK)	cents	**10.94**	10.34	-	-	-
Average full-time equivalent employees	#	**34,832**	35,520	33,862	34,872	33,044
RPK per employee	000	**2,610**	2,449	2,400	2,213	2,274
ASK per employee	000	**3,390**	3,210	3,077	2,852	2,904

1 Qantas and Jetstar prior year statistics include the effect of a domestic codeshare agreement between the two airlines. However, the effect of this codeshare is only included once in the prior year statistics for the Qantas Group operations.

2006

16	**February**	Half year result announcement
8	**March**	Record date for interim dividend
5	**April**	Interim dividend payable
30	**June**	Year end
17	**August**	Preliminary final result announcement
6	**September**	Record date for final dividend
4	**October**	Final dividend payable
19	**October**	Annual General Meeting, Sydney

2007

22	**February**	Half year result announcement
7	**March**	Record date for interim dividend
4	**April**	Interim dividend payable
30	**June**	Year end
16	**August**	Preliminary final result announcement
31	**August**	Record date for final dividend
3	**October**	Final dividend payable
18	**October**	Annual General Meeting, Melbourne

GLOSSARY

Australian Equivalents to International Reporting Standards (A-IFRS)

Australian Securities & Investments Commission (ASIC)

Australian Stock Exchange (ASX)

Annual General Meeting (AGM)

Available Freight Tonne Kilometres (AFTKs)

Total freight tonnage capacity available, multiplied by the number of kilometres flown.

Available Seat Kilometres (ASKs)

Total number of seats available for passengers, multiplied by the number of kilometres flown.

Available Tonne Kilometres (ATKs)

Total number of tonnes of capacity available for carriage of passengers, freight and mail, multiplied by the number of kilometres flown.

Generally Accepted Accounting Principles (previous GAAP)

International Air Transport Association (IATA)

Passenger Yield

Passenger revenue, excluding passenger recoveries, divided by RPKs.

Revenue Freight Tonne Kilometres (RFTKs)

Total number of tonnes of paying freight carried, multiplied by the number of kilometres flown.

Revenue Passenger Kilometres (RPKs)

Total number of paying passengers carried, multiplied by the number of kilometres flown.

Revenue Seat Factor

Percentage of total passenger capacity actually utilised by paying passengers.

Sustainable Future Program (SFP)

Urgent Issues Group (UIG)

NOTICE OF MEETING

The 2006 AGM of Qantas Airways Limited will be held at 2pm on Thursday, 19 October 2006 in the City Recital Hall, Angel Place, Sydney.

The 2007 AGM of Qantas Airways Limited will be held on Thursday, 18 October 2007 in Melbourne. The details will be available on the Qantas website at www.qantas.com.au/info/about/investors/agms.

REGISTERED OFFICE

Qantas Airways Limited ABN 16 009 661 901
Qantas Centre
Level 9 Building A, 203 Coward Street, Mascot NSW 2020, Australia
Telephone (612) 9691 3636 **Facsimile** (612) 9691 3339
www.qantas.com

Qantas Share Registry
Level 12, 680 George Street, Sydney NSW 2000, Australia

or

Locked Bag A14, Sydney South NSW 1235, Australia
Freecall 1800 177 747 **International** (612) 8280 7390
Facsimile (612) 9287 0303 **Email** registry@qantas.com

Stock Exchange
Australian Stock Exchange, 20 Bridge Street, Sydney NSW 2000, Australia

Depositary For American Depositary Receipts
The Bank of New York, ADR Division, 101 Barclay Street, New York NY USA
Telephone 1 (212) 815 2218 **Facsimile** 1 (212) 571 3050

General Counsel & Company Secretary Brett Johnson



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Photography Geoff Boccalatte
Print Management PMG


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